================================================================================

                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                            ------------------------

                                AMENDMENT NO. 4
                                       TO
                                 SCHEDULE 14D-1
             TENDER OFFER STATEMENT PURSUANT TO SECTION 14(d)(1) OF
                      THE SECURITIES EXCHANGE ACT OF 1934

                            ------------------------

                          GREENFIELD INDUSTRIES, INC.
                           (Name of Subject Company)

                          KENNAMETAL ACQUISITION CORP.
                                KENNAMETAL INC.
                                   (Bidders)

                            ------------------------

       COMMON STOCK, PAR VALUE
           $0.01 PER SHARE                            395058 10 0
   (Title of Class of Securities)        (CUSIP Number of Class of Securities)

                            ------------------------

                              DAVID T. COFER, ESQ.
                 VICE PRESIDENT, GENERAL COUNSEL AND SECRETARY
                                KENNAMETAL INC.
                             STATE ROUTE 981 SOUTH
                                  P.O. BOX 231
                          LATROBE, PENNSYLVANIA 15650
      (Name, Address and Telephone Number of Person Authorized to Receive
                Notices and Communications on Behalf of Bidders)

                            ------------------------

                                   Copies to:

                              LEWIS U. DAVIS, JR.
                               BUCHANAN INGERSOLL
                            PROFESSIONAL CORPORATION
                               ONE OXFORD CENTRE
                          301 GRANT STREET, 20TH FLOOR
                            PITTSBURGH, PENNSYLVANIA
                                   15219-1410

================================================================================

CUSIP NO. 395058 10 0                         14D-1

1 NAME OF REPORTING PERSONS:                        Kennametal Acquisition Corp.
  S.S. OR IRS IDENTIFICATION NO. OF ABOVE PERSONS:                    23-2928364

--------------------------------------------------------------------------------

2 CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:                    (a) [ X ]
                                                                       (b) [   ]

--------------------------------------------------------------------------------

3 SEC USE ONLY

--------------------------------------------------------------------------------

4 SOURCE OF FUNDS:                                                            AF

--------------------------------------------------------------------------------

5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS
  2(e) OR 2(f):                                                      N/A [     ]

--------------------------------------------------------------------------------

6 CITIZENSHIP OR PLACE OF ORGANIZATION:                        State of Delaware

--------------------------------------------------------------------------------

7 AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON        16,179,976

--------------------------------------------------------------------------------

8 CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (7) EXCLUDES CERTAIN
  SHARES                                                             N/A [     ]

--------------------------------------------------------------------------------

9 PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (7)                  N/A [     ]

--------------------------------------------------------------------------------

10 TYPE OF REPORTING PERSON                                                   CO

--------------------------------------------------------------------------------

CUSIP NO. 395058 10 0                         14D-1

1 NAME OF REPORTING PERSONS:                                     Kennametal Inc.
  S.S. OR IRS IDENTIFICATION NO. OF ABOVE PERSONS:                    25-0900168

--------------------------------------------------------------------------------

2 CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:                    (a) [ X ]
                                                                       (b) [   ]

--------------------------------------------------------------------------------

3 SEC USE ONLY

--------------------------------------------------------------------------------

4 SOURCE OF FUNDS:                                                            BK

--------------------------------------------------------------------------------

5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS
  2(e) OR 2(f):                                                      N/A [     ]

--------------------------------------------------------------------------------

6 CITIZENSHIP OR PLACE OF ORGANIZATION:             Commonwealth of Pennsylvania

--------------------------------------------------------------------------------

7 AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON        16,179,976

--------------------------------------------------------------------------------

8 CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (7) EXCLUDES CERTAIN
  SHARES                                                             N/A [     ]

--------------------------------------------------------------------------------

9 PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (7)                  N/A [     ]

--------------------------------------------------------------------------------

10 TYPE OF REPORTING PERSON                                                   CO

--------------------------------------------------------------------------------

                                  TENDER OFFER

     Kennametal Acquisition Corp., a Delaware corporation ("Purchaser"), and Kennametal Inc., a Pennsylvania corporation ("Parent") and the owner of all of the outstanding capital stock of Purchaser, hereby amend and supplement their Tender Offer Statement on Schedule 14D-1 (the "Schedule 14D-1") relating to the offer by Purchaser to purchase all outstanding shares of common stock, par value $0.01 per share, including the associated preferred stock purchase rights issued pursuant to the Restated Rights Agreement dated as of February 6, 1996, as amended on October 10, 1997, between Greenfield Industries, Inc., a Delaware corporation (the "Company"), and First Chicago Trust Company of New York, as Rights Agent (the "Shares"), of the Company, at $38.00 per Share, net to the seller in cash, without interest thereon, less any required withholding taxes, upon the terms and subject to the conditions set forth in the Offer to Purchase dated October 17, 1997, and in the related Letter of Transmittal and any amendments or supplements thereto (the "Offer").

ITEM 4. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

     Items 4(a) and 4(b) are hereby amended and supplemented by incorporating by reference therein the Credit Agreement, dated as of November 17, 1997, by and among Parent, as Borrower, the Lender Parties named therein, and Mellon Bank, N.A., as Administrative Agent, the Guaranty and Suretyship Agreement, dated as of November 17, 1997, made by the Subsidiary Guarantor named therein in favor of Mellon Bank, N.A., as Collateral Agent, and the Borrower Pledge Agreement, dated as of November 17, 1997, made by Parent, as Grantor, in favor of Mellon Bank, N.A., as Collateral Agent, copies of which are filed as Exhibits (b)(2), (b)(3) and (b)(4), respectively, to the Schedule 14D-1.

ITEM 6. INTEREST IN SECURITIES OF SUBJECT COMPANY

     Items 6(a) and 6(b) are hereby amended by adding the following:

     The Offer expired according to its terms at 12:00 midnight, New York City time, on Friday, November 14, 1997. Purchaser has accepted for payment in accordance with the terms of the Offer, all Shares that have been validly tendered and not withdrawn prior to the expiration of the Offer and has received notices of guaranteed delivery and thus become obligated to pay for, if delivered, an additional 609,532 Shares. The aggregate of 16,179,976 Shares represents 98% of the total number of Shares, based on 16,446,312 Shares outstanding as of November 10, 1997.

ITEM 10. ADDITIONAL INFORMATION

     The Offer terminated at 12:00 midnight, New York City time, on Friday, November 14, 1997.

     Item 10(f) is hereby amended and supplemented by incorporating by reference therein the press release issued by Parent on November 17, 1997, a copy of which is filed as Exhibit (a)(12) to the Schedule 14D-1.

ITEM 11. MATERIAL TO BE FILED AS EXHIBITS

     Item 11 of the Schedule 14D-1 is hereby amended to add the following exhibits:

     (a)(12) Text of press release, dated November 17, 1997, issued by Kennametal Inc.

     (b)(2) Credit Agreement, dated as of November 17, 1997, by and among Kennametal Inc., as Borrower, the Lender Parties named therein, and Mellon Bank, N.A., as Administrative Agent.

     (b)(3) Guaranty and Suretyship Agreement, dated as of November 17, 1997, made by the Subsidiary Guarantor named therein in favor of Mellon Bank, N.A., as Collateral Agent.

     (b)(4) Borrower Pledge Agreement, dated as of November 17, 1997, made by Kennametal Inc., as Grantor, in favor of Mellon Bank, N.A., as Collateral Agent.

                                   SIGNATURES

     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: November 17, 1997

                                          KENNAMETAL INC.

                                          By: /s/ DAVID T. COFER
                                             -----------------------------------
                                            Name: David T. Cofer
                                            Title: Vice President, Secretary
                                               and General Counsel

                                          KENNAMETAL ACQUISITION CORP.

                                          By: /s/ DAVID T. COFER
                                             -----------------------------------
                                            Name; David T. Cofer
                                              Title: Vice President, Secretary
                                                     and General Counsel

                                 EXHIBIT INDEX

 EXHIBIT                                      DESCRIPTION                                    PAGE
---------    -----------------------------------------------------------------------------   ----
(a)  (1)*    Offer to Purchase, dated October 17, 1997.
(a)  (2)*    Letter of Transmittal.
(a)  (3)*    Notice of Guaranteed Delivery.
(a)  (4)*    Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other
             Nominees.
(a)  (5)*    Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust
             Companies and Other Nominees.
(a)  (6)*    Guidelines for Certification of Taxpayer Identification Number on Substitute
             Form W-9.
(a)  (7)*    Text of Joint Press Release, dated October 12, 1997, issued by Kennametal
             Inc. and Greenfield Industries, Inc.
(a)  (8)*    Advertisement, dated October 17, 1997.
(a)  (9)*    Text of Press Release, dated October 17, 1997, issued by Kennametal Inc.
(a)  (10)*   Text of Press Release, dated October 31, 1997, issued by Kennametal Inc.
(a)  (11)*   Text of Press Release, dated November 13, 1997, issued by Kennametal Inc.
(a)  (12)    Text of Press Release, dated November 17, 1997, issued by Kennametal Inc.
(b)  (1)*    Commitment Letter, dated October 14, 1997.
(b)  (2)     Credit Agreement, dated as of November 17, 1997, by and among Kennametal
             Inc., as Borrower, the Lender Parties named therein, and Mellon Bank, N.A., as Administrative Agent.
(b)  (3)     Guaranty and Suretyship Agreement, dated as of November 17, 1997, made by the
             Subsidiary Guarantor named therein in favor of Mellon Bank, N.A., as
             Collateral Agent.
(b)  (4)     Borrower Pledge Agreement, dated as of November 17, 1997, made by Kennametal
             Inc., as Grantor, in favor of Mellon Bank, N.A., as Collateral Agent.
(c)  (1)*    Agreement and Plan of Merger, dated as of October 10, 1997, among Kennametal
             Inc., Kennametal Acquisition Corp. (formerly known as Palmer Acquisition
             Corp.) and Greenfield Industries, Inc.
(c)  (2)*    Confidentiality Letter dated August 13, 1997.
(d)          None.
(e)          Not applicable.
(f)          None.

---------------

* Previously filed.

                                                                 EXHIBIT (A)(12)

                                                               November 17, 1997
                                                                       Immediate

                     KENNAMETAL INC. COMPLETES TENDER OFFER
                        FOR GREENFIELD INDUSTRIES, INC.

     LATROBE, Pa., NOVEMBER 17, 1997--Kennametal Inc., (KMT/NYSE) today announced the successful completion of its cash tender offer for all of the outstanding shares of common stock of Greenfield Industries, Inc. (GFII/NASDAQ) at a price of $38.00 per share. The tender offer expired as scheduled at midnight, New York City time on November 14, 1997.

     Kennametal's wholly owned subsidiary, Kennametal Acquisition Corp., has accepted for payment all of the approximately 16,179,976 shares of Greenfield Industries, Inc.'s common stock that were validly tendered and not properly withdrawn, including approximately 609,532 shares tendered pursuant to notices of guaranteed delivery. The shares tendered represent approximately 98 percent of the outstanding shares of Greenfield Industries, Inc. Kennametal Inc. will complete the acquisition by a merger in which the remaining outstanding shares of Greenfield Industries, Inc. common stock will be converted into the right to receive $38.00 per share in cash. The merger will be completed as soon as practical.

                                                                  Exhibit (b)(2)

================================================================================

                                CREDIT AGREEMENT

                          dated as of November 17, 1997

                                  by and among

                                KENNAMETAL INC.,
                                  as Borrower,

                  THE LENDERS PARTIES HERETO FROM TIME TO TIME,

                                       and

                               MELLON BANK, N.A.,
                             as Administrative Agent






                                BANKBOSTON, N.A.
         DEUTSCHE BANK AG, NEW YORK BRANCH AND/OR CAYMAN ISLANDS BRANCH
                                       and
                         PNC BANK, NATIONAL ASSOCIATION,
                               Syndication Agents

===============================================================================







                                [GRAPHIC OMITTED]

                                TABLE OF CONTENTS


SECTION           TITLE                                                                                          PAGE
ARTICLE I         DEFINITIONS; CONSTRUCTION.............................................................           1

    1.01          Definitions; Construction.............................................................           1

ARTICLE II        THE FACILITIES........................................................................           1

    2.01          The Committed Facilities..............................................................           1
    2.02          Making of Committed Loans.............................................................           3
    2.03          Interest Rates on Committed Loans.....................................................           4
    2.04          Conversion or Renewal of Interest Rate Options........................................           6
    2.05          Prepayments Generally.................................................................           7
    2.06          Optional Prepayments of Committed Loans...............................................           8
    2.07          Mandatory Prepayments and Mandatory Reductions of the Commitments.....................           8
    2.08          Interest Payment Dates................................................................          11
    2.09          Pro Rata Treatment, etc.; Payments Generally..........................................          11
    2.10          Additional Compensation in Certain Circumstances......................................          12
    2.11          Taxes.................................................................................          14
    2.12          Change of Applicable Lending Office...................................................          15
    2.13          Substitution of Lender................................................................          15

ARTICLE III       THE REVOLVING CREDIT SUBFACILITIES....................................................          16

    3.01          The Letter of Credit Subfacility......................................................          16
    3.02          The Swingline Subfacility.............................................................          23
    3.03          The Competitive Bid Subfacility.......................................................          28

ARTICLE IV        REPRESENTATIONS AND WARRANTIES........................................................          32

    4.01          Corporate Status......................................................................          32
    4.02          Corporate Power and Authorization.....................................................          32
    4.03          Execution and Binding Effect..........................................................          33
    4.04          Governmental Approvals and Filings....................................................          33
    4.05          Absence of Conflicts..................................................................          33
    4.06          Audited Financial Statements..........................................................          34
    4.07          Interim Financial Statements..........................................................          34
    4.08          Absence of Undisclosed Liabilities....................................................          34
    4.09          Accurate and Complete Disclosure......................................................          35
    4.10          Solvency..............................................................................          35
    4.11          Margin Regulations....................................................................          35
    4.12          Regulatory Restrictions...............................................................          35
    4.13          Litigation............................................................................          35
    4.14          Absence of Other Conflicts............................................................          35
    4.15          Insurance.............................................................................          36

    4.16          Title to Property.....................................................................          36
    4.17          Intellectual Property.................................................................          36
    4.18          Taxes.................................................................................          36
    4.19          Employee Benefits.....................................................................          37
    4.20          Environmental Matters.................................................................          37

ARTICLE V         CONDITIONS............................................................................          37

    5.01          Conditions to Extension of Credit on the Closing Date.................................          37
    5.02          Conditions to Extension of Credit After the Closing Date..............................          41
    5.03          Additional Conditions to Extension of Credit on the Merger Date.......................          42

ARTICLE VI        AFFIRMATIVE COVENANTS.................................................................          44

    6.01          Basic Reporting Requirements..........................................................          44
    6.02          Insurance.............................................................................          47
    6.03          Payment of Taxes and Other Potential Charges and Priority Claims......................          47
    6.04          Preservation of Corporate Status......................................................          47
    6.05          Governmental Approvals and Filings....................................................          47
    6.06          Maintenance of Properties, Franchises, etc............................................          48
    6.07          Avoidance of Other Conflicts..........................................................          48
    6.08          Financial Accounting Practices........................................................          48
    6.09          Use of Proceeds.......................................................................          48
    6.10          Continuation of or Change in Business.................................................          49
    6.11          Plans and Multiemployer Plans.........................................................          49
    6.12          Interest Rate Protection..............................................................          49
    6.13          Subsidiary Guarantors; Subsidiary Pledgors............................................          50
    6.14          Consummation of the Acquisition.......................................................          51

ARTICLE VII       NEGATIVE COVENANTS....................................................................          51

    7.01          Financial Covenants...................................................................          51
    7.02          Indebtedness..........................................................................          52
    7.03          Liens.................................................................................          53
    7.04          Guaranties, etc.......................................................................          55
    7.05          Loans, Advances and Investments.......................................................          56
    7.06          Mergers, etc..........................................................................          56
    7.07          Dispositions of Properties............................................................          57
    7.08          Dealings with Affiliates..............................................................          57
    7.09          Other Restrictions on Liens, Dividend Restrictions on Subsidiaries, etc...............          58
    7.10          Other Restrictions on Amendment of the Loan Documents, etc............................          59
    7.11          Fiscal Year...........................................................................          59

ARTICLE VIII      DEFAULTS..............................................................................          59

    8.01          Events of Default.....................................................................          59
    8.02          Consequences of an Event of Default...................................................          62


    8.03          Application of Proceeds...............................................................          62

ARTICLE IX        THE ADMINISTRATIVE AGENT..............................................................          63

    9.01          Appointment...........................................................................          63
    9.02          General Nature of Administrative Agent's Duties.......................................          64
    9.03          Exercise of Powers....................................................................          64
    9.04          General Exculpatory Provisions........................................................          65
    9.05          Administration by the Administrative Agent............................................          65
    9.06          Lenders Not Relying on Administrative Agent or Other Lenders..........................          66
    9.07          Indemnification of Administrative Agent by Lenders....................................          66
    9.08          Administrative Agent in its Individual Capacity.......................................          67
    9.09          Holders of Notes......................................................................          67
    9.10          Successor Administrative Agent........................................................          67
    9.11          Calculations..........................................................................          67
    9.12          Administrative Agent's Fee............................................................          68
    9.13          Funding by Administrative Agent.......................................................          68
    9.14          Syndication Agents....................................................................          68

ARTICLE X         MISCELLANEOUS.........................................................................          68

   10.01          Holidays..............................................................................          68
   10.02          Records...............................................................................          68
   10.03          Amendments and Waivers................................................................          69
   10.04          No Implied Waiver; Cumulative Remedies................................................          70
   10.05          Notices...............................................................................          70
   10.06          Expenses; Indemnity...................................................................          71
   10.07          Severability..........................................................................          71
   10.08          Prior Understandings..................................................................          72
   10.09          Effectiveness; Duration; Survival.....................................................          72
   10.10          Counterparts..........................................................................          72
   10.11          Limitation on Payments................................................................          72
   10.12          Set-Off...............................................................................          73
   10.13          Sharing of Collections................................................................          73
   10.14          Successors and Assigns; Participations; Assignments...................................          74
   10.15          Confidentiality.......................................................................          76
   10.16          Collateral............................................................................          76
   10.17          Governing Law; Submission to Jurisdiction; Waiver of Jury Trial;
                    Limitation of Liability.............................................................          77

COMMITMENT SCHEDULE

ANNEX A DEFINITIONS; CONSTRUCTION........................................................................        A-1
ANNEX B PRICING GRID ....................................................................................        B-1
ANNEX C EXCESS CASH FLOW.................................................................................        C-1

Exhibit A-1       Form of Committed Note
Exhibit A-2       Form of Swingline Note
Exhibit A-3       Form of Competitive Bid Note
Exhibit B-1       Form of Competitive Bid Request
Exhibit B-2       Form of Competitive Bid Notice of Request
Exhibit B-3       Form of Competitive Bid Quote
Exhibit C         Form of Transfer Supplement
Exhibit D         Form of Compliance Certificate
Exhibit E         Form of Officer's Certificate (Closing Date)
Exhibit F         Form of Opinion of Buchanan Ingersoll Professional
                   Corporation (Closing Date)
Exhibit G         Form of Officer's Certificate (Merger Date)
Exhibit H         Form of Opinion of Buchanan Ingersoll Professional
                   Corporation (Merger Date)
Exhibit I         Form of Collateral Agency Agreement
Exhibit J         Form of Subsidiary Guaranty
Exhibit K         Form of Borrower Pledge Agreement
Exhibit L         Form of Subsidiary Pledge Agreement

Schedule 3.01(a)(vi)   Prior Letters of Credit
Schedule 4.13          Litigation
Schedule 7.03          Liens
Schedule 8.01(f)(i)    Cross-Default Excepted Indebtedness

                                      -iv-

                                CREDIT AGREEMENT

                  THIS AGREEMENT, dated as of November 17, 1997, by and among KENNAMETAL INC., a Pennsylvania corporation (the "Borrower"), the Lenders parties hereto from time to time, and MELLON BANK, N.A., a national banking association, as agent for the Lender Parties hereunder (in such capacity, together with its successors in such capacity, the "Administrative Agent").

                  In consideration of the mutual covenants herein contained and intending to be legally bound, the parties hereto hereby agree as follows:


                                    ARTICLE I
                            DEFINITIONS; CONSTRUCTION

                  1.01. DEFINITIONS; CONSTRUCTION. In addition to other terms defined elsewhere in this Agreement, as used in this Agreement the terms defined in Annex A hereto have the meanings given them in such Annex A, and this Agreement shall be construed in accordance with the provisions of such Annex A.


                                   ARTICLE II
                                 THE FACILITIES

                  2.01.  THE COMMITTED FACILITIES.

                  (a) THE REVOLVING CREDIT FACILITY.

                  (i) REVOLVING CREDIT COMMITMENTS. Subject to the terms and conditions and relying upon the representations and warranties herein set forth, each Lender, severally and not jointly, agrees (such agreement being herein called such Lender's "Revolving Credit Commitment") to make loans (the "Revolving Credit Loans") to the Borrower at any time or from time to time on or after the date hereof and to but not including the Revolving Credit Maturity Date. A Lender shall have no obligation to make any Revolving Credit Loan to the extent that such Lender's Revolving Credit Usage at any time would exceed such Lender's Revolving Credit Committed Amount at such time. Each Lender's "Revolving Credit Committed Amount" at any time shall be equal to the amount set forth as its "Initial Revolving Credit Committed Amount" opposite its name in the Commitment Schedule, as such amount may have been reduced under Section 2.01(a)(v) at such time, and subject to transfer to another Lender as provided in Section 10.14. The sum of the Revolving Credit Committed Amounts of the Lenders shall not at any time exceed the amount set forth in the Commitment Schedule opposite the caption "Total Initial Revolving Credit Committed Amounts."

                  (ii) NATURE OF CREDIT. Within the limits of time and amount set forth in this Section 2.01(a), and subject to the provisions of this Agreement, the Borrower may borrow, repay and reborrow Revolving Credit Loans hereunder.

                  (iii) MATURITY. To the extent not due and payable earlier, the Revolving Credit Loans shall be due and payable on the Revolving Credit Maturity Date.

                  (iv) REVOLVING CREDIT COMMITMENT FEE. The Borrower shall pay to the Administrative Agent for the account of each Lender a commitment fee (the "Revolving Credit Commitment Fee") for each day from and including the date hereof to but not including the Revolving Credit Maturity Date, which for each day shall be equal to (i) the Revolving Credit Commitment Fee Percentage for such day, times (ii) 1/360, times (iii) the amount (not less than zero) equal to (A) such Lender's Revolving Credit Committed Amount on such day, minus (B) the sum of the outstanding principal amount of such Lender's Revolving Credit Loans on such day plus such Lender's Pro Rata share of the aggregate Letter of Credit Exposure on such day. The "Revolving Credit Commitment Fee Percentage" for any day shall mean the applicable percentage set forth in the Pricing Grid based on the Status Level on such day. Such Revolving Credit Commitment Fee shall be due and payable for the preceding period for which such fee has not been paid on each of the following dates: (x) each Regular Payment Date, (y) the date of each reduction of the Revolving Credit Committed Amounts (whether optional or mandatory) on the amount so reduced, and (z) the Revolving Credit Maturity Date.

                  (v) OPTIONAL AND MANDATORY REDUCTION OF THE REVOLVING CREDIT COMMITTED AMOUNTS.

                  (A) MANDATORY REDUCTION. On the Merger Date, the aggregate Revolving Credit Committed Amounts shall automatically be reduced by an amount (the "Term Loan Aggregate Amount") equal to the lesser of (x) $500,000,000 or
(y) the aggregate Revolving Credit Committed Amounts on such date. The Borrower shall reduce the aggregate Revolving Credit Committed Amounts from time to time as required by Section 2.07(b).

                  (B) OPTIONAL REDUCTION. The Borrower may from time to time reduce the aggregate Revolving Credit Committed Amounts to an aggregate amount (which may be zero) not less than the sum of the Revolving Credit Usages of the Lenders plus the amount of all Revolving Credit Usages of the Lenders not yet outstanding which the Borrower has requested under Sections 2.02, 3.01, 3.02 or 3.03.

                  (C) MECHANICS OF REDUCTION. Each reduction of the Revolving Credit Committed Amounts shall be applied Pro Rata to the Revolving Credit Committed Amounts of the Lenders. Each optional reduction of the Revolving Credit Committed Amounts, and each mandatory reduction of the Revolving Credit Committed Amounts of the Lenders pursuant to Section 2.07(b), shall be in an aggregate amount which is an integral multiple of $1,000,000 not less than $10,000,000. Each optional reduction of the Revolving Credit Committed Amounts, and each mandatory reduction of the Revolving Credit Committed Amounts pursuant to Section 2.07, shall be made by providing not less than three Business Days' notice (which notice shall be irrevocable) to such effect to the Administrative Agent, and any such reduction in the Revolving Credit Committed Amounts shall be effective on the date set forth in such notice.

                  (b)  THE TERM LOAN FACILITY.

                  (i) TERM LOAN COMMITMENTS. Subject to the terms and conditions and relying upon the representations and warranties herein set forth, each Lender, severally and not jointly, agrees (such agreement being herein called such Lender's "Term Loan Commitment") to make a loan (collectively, the "Term Loans") to the Borrower on the Merger Date; provided, that a Lender shall have no obligation to make a Term Loan if the Revolving Credit Maturity Date shall have occurred on or before the Merger Date. A Lender shall have no obligation to make a Term Loan to the extent that the aggregate principal amount of Term Loans made by such Lender at any time would exceed such Lender's Term Loan Committed Amount on the Merger Date. Each Lender's "Term Loan Committed Amount" at any time shall be equal to such Lender's Pro Rata share of the Term Loan Aggregate Amount on the Merger Date.

                  (ii) NATURE OF CREDIT. The Borrower may not reborrow amounts repaid with respect to the Term Loans.

                  (iii) SCHEDULED AMORTIZATION. To the extent not due and payable earlier, the Term Loans shall be due and payable on the dates and in the aggregate principal amounts set forth in the following table:


                                                                   AGGREGATE PRINCIPAL AMOUNT OF THE
         QUARTERLY AMORTIZATION DATE                               TERM LOANS DUE AND PAYABLE ON SUCH DATE
         ---------------------------------------------------------- ------------------------------------------------
         Each of First through Fourth (inclusive)                                      Zero
         ---------------------------------------------------------- ------------------------------------------------
         ---------------------------------------------------------- ------------------------------------------------
         Each of Fifth through Eighth (inclusive)                              $ 25,000,000
         ---------------------------------------------------------- ------------------------------------------------
         ---------------------------------------------------------- ------------------------------------------------
         Each of Ninth through Sixteenth (inclusive)                           $ 31,250,000
         ---------------------------------------------------------- ------------------------------------------------
         ---------------------------------------------------------- ------------------------------------------------
         Each of Seventeenth through Twentieth (inclusive)                     $ 37,500,000
         ---------------------------------------------------------- ------------------------------------------------

In the event that the Term Loan Aggregate Amount is less than $500,000,000 (which is the sum of the scheduled amortization payments set forth in the above table), the difference shall be applied to reduce each scheduled installment of the Term Loans set forth in the above table ratably in proportion to the amounts of such scheduled installments. The unpaid principal amount of the Term Loans shall in any event be due and payable on the Revolving Credit Maturity Date.

                  (iv) OPTIONAL TERMINATION OF THE TERM LOAN COMMITMENTS. The Borrower may on or before the Merger Date terminate the Term Loan Commitments in whole (but not in part); provided, that the Borrower shall have reduced the Revolving Credit Committed Amounts to zero. The Borrower may not effect a partial reduction of the Term Loan Committed Amounts. Termination of the Term Loan Commitments by the Borrower shall be made by providing not less than three Business Days' notice (which notice shall be irrevocable) to such effect to the Administrative Agent, and such termination of the Term Loan Commitments shall be effective on the date set forth in such notice.

                  (c) COMMITTED NOTES. The obligation of the Borrower to repay the unpaid principal amount of the Committed Loans made to it by each Lender and to pay interest thereon shall be evidenced in part by promissory notes of the Borrower, one to each Lender, dated the date hereof (the "Committed Notes"), in substantially the form attached hereto as Exhibit A-1, payable to the order of such Lender.

                  2.02.  MAKING OF COMMITTED LOANS.

                  (a) GENERAL. Whenever the Borrower desires that the Lenders make Committed Loans, the Borrower shall provide Standard Notice to the Administrative Agent setting forth the following information (a separate notice being required for Revolving Credit Loans and Term Loans, specifying the type of Loans to which such notice applies):

                  (i) The date, which shall be a Business Day, on which such proposed Loans are to be made;

                  (ii) The aggregate principal amount of such proposed Loans, which shall be the sum of the principal amounts selected pursuant to clause (iii) of this Section 2.02(a), and which (x) in the case of Revolving Credit Loans, shall be an integral multiple of $500,000 not less than $5,000,000 and (y) in the case of Term Loans, shall be the Term Loan Aggregate Amount minus any amount to be converted from outstanding Revolving Credit Loans pursuant to Section 2.02(b);

                  (iii) The interest rate Option or Options selected in accordance with Section 2.03(a) and the principal amounts selected in accordance with Section 2.03(d) of the Base Rate Portion and each Funding Segment of the Euro-Rate Portion of such proposed Loans; and

                  (iv) With respect to each such Funding Segment of such proposed Loans, the Funding Period to apply to such Funding Segment, selected in accordance with Section 2.03(c).

Standard Notice having been so provided, the Administrative Agent shall promptly notify each Lender of the information contained therein and of the amount of such Lender's Loan. Unless any applicable condition specified in Article V has not been satisfied, on the date specified in such Standard Notice each Lender shall make the proceeds of its Loan available to the Administrative Agent at the Administrative Agent's Office, no later than 1:00 p.m., Pittsburgh time, in funds immediately available at such Office. The Administrative Agent will make the funds so received available to the Borrower in funds immediately available at the Administrative Agent's Office.

                  (b) CONVERSION OF REVOLVING CREDIT LOANS TO TERM LOANS. In lieu of the Lenders funding Term Loans on the date on which Term Loans are to be made, the Borrower shall convert all or part of the Revolving Credit Loans outstanding on such date into Term Loans in accordance with this Section 2.02(b). The Borrower shall specify by notice to the Administrative Agent not later than 9:30 a.m., Pittsburgh time, on the day before the Term Loans are to be made the following information: (x) the date (which shall be a Business Day) on which such conversion is to be effective, (y) the aggregate principal amount of Revolving Credit Loans to be so converted (which shall be the Term Loan Aggregate Amount or, if less, the outstanding principal amount of the Revolving Credit Loans on the date of such conversion) and (z) the principal amounts (selected in accordance with Section 2.03(d)) of the Base Rate Portion and of each Funding Segment of the Euro-Rate Portion of the outstanding Revolving Credit Loans to be so converted. Unless a Lender has notified the Administrative Agent not later than 9:30 a.m., Pittsburgh time, on the date of such proposed conversion that an applicable condition specified in Article V has not been satisfied and that such Lender does not desire such conversion to be effected, on the date specified in such notice the specified principal amount of outstanding Revolving Credit Loans shall be deemed to have been converted to Term Loans. The aggregate amount so converted shall be applied Pro Rata to the outstanding Revolving Credit Loans of each Lender. Funding Periods and Euro-Rates applicable to portions of Revolving Credit Loans so converted shall continue to apply to such portions after such conversion (subject to subsequent adjustment of the Euro-Rates in accordance with the provisions of this Agreement), and such conversion shall not itself give rise to any right to payment under Section 2.10(b).

                  2.03.  INTEREST RATES ON COMMITTED LOANS.

                  (a) OPTIONAL BASES OF BORROWING. The unpaid principal amount of the Committed Loans shall bear interest for each day until due on one or more bases selected by the Borrower from among the interest rate Options of such types set forth below. Subject to the provisions of this Agreement, the Borrower may select different Options to apply simultaneously to different Portions of the Committed Loans and may select different Funding Segments to apply simultaneously to different parts of the Euro-Rate Portion of the Committed Loans. Each interest rate Option (and Funding Period, if applicable) shall apply separately and without overlap to the Revolving Credit Loans or to the Term Loans.

                  (i) BASE RATE OPTION: A rate per annum (computed on the basis of a year of 365 or 366 days, as the case may be, and actual days elapsed) for each day equal to the Base Rate for such day plus the Applicable Margin for such day.

                  (ii) EURO-RATE OPTION: A rate per annum (based on a year of 360 days and actual days elapsed) for each day equal to the Euro-Rate for such day plus the Applicable Margin for such day.

                  (b) APPLICABLE MARGINS. The "Applicable Margin" for each interest rate Option for each day shall mean the applicable percentage set forth in the Pricing Grid based on the Status Level on such day.

                  (c) FUNDING PERIODS. At any time when the Borrower shall select, convert to or renew the Euro-Rate Option to apply to any part of the Committed Loans, the Borrower shall specify one or more Funding Periods during which such Option shall apply, such Funding Periods being as set forth in the table below:

        INTEREST RATE OPTION                   AVAILABLE FUNDING PERIODS

        Euro-Rate Option                       One, two, three or six months
                                               ("Euro-Rate Funding Period");

provided, that:

                  (i) Each Euro-Rate Funding Period shall begin on a London Business Day, and the term "month," when used in connection with a Euro-Rate Funding Period, shall be construed in accordance with prevailing practices in the interbank eurodollar market at the commencement of such Euro-Rate Funding Period, as determined by the Administrative Agent (which determination shall be conclusive absent manifest error);

                  (ii) The Borrower may not select a Euro-Rate Funding Period that would end after the Revolving Credit Maturity Date;

                  (iii) The aggregate number of Funding Segments of the Euro-Rate Portions of the Committed Loans at any time shall not exceed 15, and

                  (iv) Unless the Administrative Agent and each Syndication Agent otherwise agree in writing, before the date which is 90 days after the Closing Date the Borrower may not select a Euro-Rate Funding Period longer than one month.

                  (d) TRANSACTIONAL AMOUNTS. Each selection of, conversion from, conversion to or renewal of an interest rate Option in respect of the Committed Loans and each payment or prepayment of any Committed Loans shall be in a principal amount such that after giving effect thereto the aggregate principal amount of the Base Rate Portion of the Revolving Credit Loans and of the Term Loans, and the aggregate principal amount of each Funding Segment of the Euro-Rate Portion of the Revolving Credit Loans and of the Term Loans, shall be as set forth in the table below:

       PORTION OR FUNDING SEGMENT                      ALLOWABLE AGGREGATE PRINCIPAL AMOUNTS
       Base Rate Portion                               Any

       Each Funding Segment                            $1,000,000 or an integral
       of the Euro-Rate Portion                        multiple thereof



                  (e)  EURO-RATE UNASCERTAINABLE; IMPRACTICABILITY.  If

                  (i) on any date on which a Euro-Rate would otherwise be set the Administrative Agent shall have determined in good faith (which determination shall be conclusive absent manifest error) that:

                           (A) adequate and reasonable means do not exist for
                  ascertaining such Euro-Rate,

                           (B) a contingency has occurred which materially and
                  adversely affects the interbank eurodollar market and, as a result, the Euro-Rate, or

                           (C) Lenders having 50% or more of the aggregate
                  Commitment Percentages have advised the Administrative Agent that the effective cost to such Lender of funding a proposed Funding Segment of the Euro-Rate Portion from a Corresponding Source of Funds shall exceed the Euro-Rate applicable to such Funding Segment, or

                  (ii) at any time any Lender shall have determined (which determination shall be conclusive absent manifest error) that the making, maintenance or funding of any part of the Euro-Rate Portion has been made impracticable or unlawful by compliance by such Lender or its Euro-Rate Lending Office in good faith with any Law or guideline or interpretation or administration thereof by any Governmental Authority charged with the interpretation or administration thereof or with any request or directive of any such Governmental Authority (whether or not having the force of law);

then, and in any such event, the Administrative Agent or such Lender, as the case may be, may notify the Borrower of such determination (and any Lender giving such notice shall notify the Administrative Agent). Upon such date as shall be specified in such notice (which shall not be earlier than the date such notice is given), the obligation of each of the Lenders to allow the Borrower to select, convert to or renew the Euro-Rate Option shall be suspended until the Administrative Agent or such Lender, as the case may be, shall have later notified the Borrower (and any Lender giving such notice shall notify the Administrative Agent) of the Administrative Agent's or such Lender's determination (which determination shall be conclusive absent manifest error) that the circumstance giving rise to such previous determination no longer exists. If any Lender notifies the Borrower of a determination under clause (ii) of this Section 2.03(e), the Euro-Rate Portions of the Committed Loans of such Lender (the "Affected Lender") shall automatically be converted to the Base Rate Option as of the date specified in such notice (and accrued interest thereon shall be due and payable on such date). If at the time the Administrative Agent or a Lender makes a determination under clause (i) or (ii) of this Section 2.03(e) the Borrower previously has notified the Administrative Agent that it wishes to select, convert to or renew the Euro-Rate Option with respect to any proposed Committed Loans but such Loans have not yet been made, such notification shall be deemed to provide for selection of, conversion to or renewal of the Base Rate Option instead of the Euro-Rate Option with respect to such Committed Loans or, in the case of a determination by a Lender, such Committed Loans of such Lender.

                  2.04.  CONVERSION OR RENEWAL OF INTEREST RATE OPTIONS.

                  (a) CONVERSION OR RENEWAL. Subject to Section 2.10(b), the Borrower may convert any part of the Committed Loans from any interest rate Option or Options to one or more different interest rate Options and may renew the Euro-Rate Option as to any Funding Segment of the Euro-Rate Portion:

                  (i) At any time with respect to conversion from the Base Rate Option; or

                  (ii) At the expiration of any Funding Period with respect to conversions from or renewals of the Euro-Rate Option, as to the Funding Segment corresponding to such expiring Funding Period.

Whenever the Borrower desires to convert or renew any interest rate Option or Options, the Borrower shall provide to the Administrative Agent Standard Notice setting forth the following information (a separate notice being required for Revolving Credit Loans and Term Loans, specifying the type of Loans to which such notice applies):

                  (w) The date, which shall be a Business Day, on which the proposed conversion or renewal is to be made;

                  (x) The principal amounts selected in accordance with Section 2.03(d) of the Base Rate Portion and each Funding Segment of the Euro-Rate Portion to be converted from or renewed;

                  (y) The interest rate Option or Options selected in accordance with Section 2.03(a) and the principal amounts selected in accordance with Section 2.03(d) of the Base Rate Portion and each Funding Segment of the Euro-Rate Portion to be converted to; and

                  (z) With respect to each Funding Segment to be converted to or renewed, the Funding Period selected in accordance with Section 2.03(c) to apply to such Funding Segment.

Standard Notice having been so provided, after the date specified in such Standard Notice, interest shall be calculated upon the principal amount of such Loans as so converted or renewed. Interest on the principal amount of any part of such Loans converted or renewed (automatically or otherwise) shall be due and payable on the conversion or renewal date.

                  (b) FAILURE TO CONVERT OR RENEW. Absent due notice from the Borrower of conversion or renewal in the circumstances described in Section 2.04(a)(ii), any part of the Euro-Rate Portion for which such notice is not received shall be converted automatically to the Base Rate Option on the last day of the expiring Funding Period.

                  2.05.  PREPAYMENTS GENERALLY.

                  (a) GENERAL PROCEDURE FOR PREPAYMENTS. Subject to the provisions of this Agreement, whenever the Borrower desires or is required to prepay any part of the Committed Loans, it shall provide Standard Notice to the Administrative Agent setting forth the following information (a separate notice being required for Revolving Credit Loans and Term Loans, specifying the type of Loans to which such notice applies):

                  (i) The date, which shall be a Business Day, on which the proposed prepayment is to be made;

                  (ii) The total principal amount of such prepayment, which shall be the sum of the principal amounts selected pursuant to clause
         (iii) of this Section 2.05(a), and which shall be an integral multiple of $1,000,000 not less than $10,000,000 (unless such prepayment repays all of the outstanding Revolving Credit Loans or all of the outstanding Term Loans, as the case may be) and;

                  (iii) The principal amounts selected in accordance with
         Section 2.03(d) of the Base Rate Portion and each part of each Funding Segment of the Euro-Rate Portion to be prepaid.

Standard Notice having been so provided, on the date specified in such Standard Notice, the principal amounts specified in such notice, together with interest on each such principal amount to such date, shall be due and payable.

                  (b) APPLICATION OF TERM LOAN PREPAYMENTS TO SCHEDULED AMORTIZATION. Except as provided in Section 2.06, prepayments of the Term Loans shall be applied to the remaining scheduled installments of the Term Loans set forth in Section 2.01(b)(iii) in the inverse order of their scheduled maturities.

                  2.06. OPTIONAL PREPAYMENT OF COMMITTED LOANS. The Borrower shall have the right at its option from time to time to prepay Committed Loans in whole or part without premium or penalty (subject, however, to Section 2.10(b)):

                  (a) At any time with respect to any part of the Base Rate Portion; or

                  (b) At the expiration of any Funding Period with respect to prepayment of the Euro-Rate Portion with respect to any part of the Funding Segment corresponding to such expiring Funding Period.

Any such prepayment shall be made in accordance with Section 2.05. Prepayments of the Term Loans pursuant to this Section 2.06 shall be applied to the remaining scheduled installments of the Term Loans set forth in Section 2.01(b)(iii) ratably in proportion to the amounts of such remaining scheduled installments.

                  2.07. MANDATORY PREPAYMENTS AND MANDATORY REDUCTIONS OF THE COMMITMENTS.

                  (a) REVOLVING CREDIT COMMITTED AMOUNTS. If on any day the aggregate Revolving Credit Usages of the Lenders exceeds the aggregate Revolving Credit Committed Amounts, the Borrower shall prepay (and, to the extent required by Section 3.01(g), provide cash collateral with respect to) the Revolving Credit Usages in an aggregate principal amount not less than the amount of such excess. Such amount shall be applied first to the principal amount of outstanding Swingline Loans, then to outstanding Letter of Credit Unreimbursed Draws, then to the principal amount of outstanding Revolving Credit Loans, then to the principal amount of outstanding Competitive Bid Loans, and the balance shall be deposited into the Letter of Credit Collateral Account. Any such prepayments and cash collateralization shall be immediately due and payable on such day, without presentment, demand, protest or notice of any kind. Subject to the foregoing provision on priority of application, such prepayments shall be allocated among the Portions of the Revolving Credit Loans, among Funding Segments of the Euro-Rate Portion of the

Revolving Credit Loans, among Funding Segments of the As-Offered Rate Portions of the Swingline Loans, and among the Competitive Bid Loans, as the Borrower may designate or, absent such designation, as determined by the Administrative Agent.

                  (b)  REDUCTION EVENTS.

                  (i) GENERALLY. "Reduction Event" shall mean any of the events defined as such in Section 2.07(b)(ii), (iii), (iv), (v) or (vi). If a Reduction Event shall occur, an amount not less than the corresponding Reduction Event Application Amount shall be applied (x) first, to prepayment of the unpaid principal amount of outstanding Term Loans, if any, and then (y) the balance, if any, shall be applied to reduction of the aggregate Revolving Credit Committed Amounts; provided, that the Borrower shall not be obligated to make any application pursuant to the foregoing clause (y) in the event that (A) the Investment Grade Rating Condition is satisfied on the Reduction Event Date corresponding to such Reduction Event, or (B) such Reduction Event is under
Section 2.07(b)(vi) (relating to Excess Cash Flow). Any such prepayment of the Term Loans shall be made in accordance with Section 2.05. Any such reduction of the Revolving Credit Committed Amounts shall be made in accordance with Section 2.01(a)(v)(C), and if such reduction causes the aggregate Revolving Credit Usages of the Lenders to exceed the aggregate Revolving Credit Committed Amounts, the Borrower shall prepay (and, to the extent required by Section 3.01(g), provide cash collateral with respect to) such excess in accordance with
Section 2.07(a), and to the extent possible, the Borrower shall make prepayment in accordance with Sections 2.05 and 3.02 not later than the effective date of such reduction so as to avoid such excess. Such prepayments of the Term Loans and reductions of the Revolving Credit Committed Amounts shall be made not later than the Reduction Event Date corresponding to such Reduction Event, provided, that

                  (A) if the Reduction Event Application Amount in respect of such Reduction Event is less than $10,000,000, such prepayment and reduction shall not be required until the aggregate amount of all Reduction Event Application Amounts not applied are equal to at least $10,000,000; and

                  (B) if application of this Section 2.07(b) would otherwise require prepayment of any Funding Segment of any Euro-Rate Portion or any Competitive Bid Loan on a day other than the last day of the corresponding Funding Period, then such prepayment shall, unless the Administrative Agent otherwise notifies the Borrower upon the instructions of the Required Lenders, be deferred until such last day; provided, that (x) in no event may prepayments be deferred pursuant to this clause (B) for longer than 90 days, and (y) deferral of prepayments under this clause (B) shall not apply to Reduction Events described in Section 2.07(b)(vi) (relating to Excess Cash Flow).

The Borrower shall give the Administrative Agent at least three Business Days' notice of each prepayment or reduction required to be made pursuant to this
Section 2.07(b), and of each event which would give rise to such a prepayment or reduction but for application of the foregoing clauses (A) or (B).

                  (ii) ASSET SALES. "Reduction Event" shall include the following (each, a "Reduction Event Asset Sale"): any sale, lease or other disposition (including without limitation (x) any such transaction effected by way of merger or consolidation, and (y) any sale-leaseback transaction whether or not involving a capitalized lease) by the Borrower or any of its Subsidiaries of any property (including without limitation any capital stock or other equity interest held by the Borrower or such Subsidiary), but excluding (A) any disposition to the Borrower or to a Subsidiary of the Borrower, (B) any sale, transfer or other disposition in the ordinary course of business of inventory or of obsolete equipment or equipment which has been replaced by upgraded equipment (it being understood that dispositions of equipment which has become redundant as a result of the Acquisition or any other acquisition of a business shall not be deemed to be in the ordinary course), (C) any sale, lease or other disposition (or series of related sales, leases or other dispositions) the Net Proceeds of which do not exceed $5,000,000, (D) any leases of tangible personal property entered into in the ordinary course of business, (E) any sale, transfer or other disposition of temporary cash investments in the ordinary course of business, (F) any sale, transfer or other disposition of any property if the Borrower notifies the Administrative Agent promptly after the receipt of the Net Proceeds thereof that such proceeds will be used by the Borrower and its Subsidiaries to purchase similar properties within twelve months after the date of such notice, but only to the extent such proceeds are actually so used, (G) any sale, transfer or other disposition of any Margin Stock for fair value on or before the Merger Date (provided, that if the proceeds thereof are not applied to the Loan Obligations, they will be held as cash or cash equivalent investments), (H) any disposition in a Reduction Event described in Section 2.07(b)(iii), (I) any leases or subleases of unoccupied space, and (J) any factorings permitted by Section 7.07(z) The "Reduction Event Application Amount" corresponding to the foregoing Reduction Event shall be 100% of the Net Proceeds thereof. The "Reduction Event Date" corresponding to the foregoing Reduction Event shall be five Business Days after the Borrower or its Subsidiaries receives Net Proceeds from such event.

                  (iii) EXTRAORDINARY INSURANCE PROCEEDS. "Reduction Event" shall include the following: receipt of (i) aggregate insurance proceeds in excess of $5,000,000 in connection with one or more related events by the Borrower or any of its Subsidiaries under any insurance policy covering losses with respect to tangible real or personal property or improvements, or (ii) any award or other compensation in excess of such amount in connection with one or more related events of condemnation of property (or transfer or disposition in lieu of condemnation) of the Borrower or any of its Subsidiaries; provided, that receipt of such proceeds, award or other compensation shall not be considered as giving rise to a Reduction Event if the Borrower notifies the Administrative Agent promptly after such receipt thereof that such proceeds, award or other compensation will be used by the Borrower and its Subsidiaries to repair or replace the asset so affected within twelve months after the date of such notice, but only to the extent that such proceeds, award or other compensation is actually so used. The "Reduction Event Application Amount" corresponding to the foregoing Reduction Event shall be 100% of the Net Proceeds thereof. The "Reduction Event Date" corresponding to the foregoing Reduction Event shall be five Business Days after the Borrower or its Subsidiaries receives Net Proceeds from such event.

                  (iv) EQUITY ISSUANCE. "Reduction Event" shall include the following: issuance of any equity securities by the Borrower or any of its Subsidiaries, excluding (A) equity securities issued in consideration for the acquisition of a business (in each case whether by acquisition of stock or assets), (B) equity securities issued to the Borrower or any of its Subsidiaries, (C) directors' qualifying shares, (D) equity securities issued in the ordinary course of business in connection with director or employee stock purchase plans and arrangements and other director or employee compensation arrangements, (E) equity securities issued in the ordinary course of business under the Borrower's dividend reinvestment and stock purchase plan (but not in excess of the volume limitations specified in the prospectus for such plan dated April 29, 1993), and (F) common stock of the Borrower issued in settlement of Purchase Contracts. The "Reduction Event Application Amount" corresponding to the foregoing Reduction Event shall be 100% of the Net Proceeds thereof. The "Reduction Event Date" corresponding to the foregoing Reduction Event shall be five Business Days after the Borrower or its Subsidiaries receive the Net Proceeds from such event.

                  (v) ISSUANCE OF EQUITY HYBRID SECURITIES AND SETTLEMENT OF PURCHASE CONTRACTS. "Reduction Event" shall include the following: (i) issuance, sale or other disposition by the Borrower or any of its Subsidiaries of any Equity Hybrid Securities, and (ii) settlement of, or other receipt of proceeds by the Borrower or any of its Subsidiaries in connection with, a Purchase Contract (whether such settlement or receipt occurs by reason of cash payment by the holder of such Purchase Contract, receipt of proceeds of remarketing or other disposition of Equity Hybrid Securities pledged to secure such Purchase Contracts, receipt of proceeds of Purchase Contract Cash Collateral upon maturity or liquidation thereof, or otherwise), excluding from clause (ii) the following: (x) the portion of the aggregate proceeds received by the Borrower in settlement of Purchase Contracts equal to the aggregate face amount of Severed Equity Hybrid Securities put to the Borrower (or to the issuing trust) on the Purchase Contract Settlement Date, and (y) Equity Hybrid Securities acquired by the Borrower in satisfaction of the obligation of the owners of such Equity Hybrid Securities under Purchase Contracts. The "Reduction Event Application Amount" corresponding to the foregoing Reduction Event shall be 100% of the Net Proceeds thereof. The "Reduction Event Date" corresponding to the foregoing Reduction Date shall be five Business Days after the Borrower or its Subsidiaries receives Net Proceeds from such event.

                  (vi) EXCESS CASH FLOW. "Reduction Event" shall include the following: the Borrower having Excess Cash Flow for (A) the period beginning the first day of the month following the Closing Date and ending June 30, 1998, or
(B) any fiscal year thereafter. The "Reduction Event Application Amount" corresponding to the foregoing Reduction Event shall be 50% of the Excess Cash Flow for such period or fiscal year, as the case may be. The "Reduction Event Date" corresponding to the foregoing Reduction Event shall be the October 10th following the end of such period or fiscal year, as the case may be.

                  2.08. INTEREST PAYMENT DATES. Accrued and unpaid interest on the Committed Loans and Swingline Loans shall be due and payable on the following dates (and on such other dates as may be specified elsewhere in this Agreement and the other Loan Documents): (a) in the case of the Base Rate Portion, on each Regular Payment Date, (b) in the case of each Funding Segment of the Euro-Rate Portion, on the last day of the corresponding Euro-Rate Funding Period and, if such Euro-Rate Funding Period is longer than three months, also at intervals of three months after the first day of such Funding Period, and (c) in the case of each Funding Segment of the As-Offered Rate Portion, on the last day of the corresponding As-Offered Rate Funding Period. Accrued and unpaid interest on each Competitive Bid Loan shall be due and payable on the last day of the Funding Period applicable to such Competitive Bid Loan and, if such Funding Period is longer than three months, also at intervals of three months after the first day of such Funding Period (and for this purpose, "month" shall be determined in the same manner as if such Funding Period were a Euro-Rate Funding Period). After any part of the Loans become due and payable (by acceleration or otherwise), interest on such part of the Loans shall be due and payable on demand.

                  2.09.  PRO RATA TREATMENT, ETC.; PAYMENTS GENERALLY.

                  (a) PRO RATA TREATMENT, ETC.. Each borrowing and each conversion or renewal of interest rate Options in respect of Committed Loans shall be made, and all payments made in respect of principal of and interest on Committed Loans, Revolving Credit Commitment Fees and Letter of Credit Fees due from the Borrower hereunder or under the Committed Notes shall be applied, Pro Rata from and to each Lender, except for (x) payments of interest involving an Affected Lender as provided in Section 2.03(e), and (y) payments to a Lender subject to a withholding deduction under Section 2.11(a). The failure of any Lender to make a Loan shall not relieve any other Lender of its obligation to lend hereunder, but neither the Administrative Agent nor any Lender shall be responsible for the failure of any other Lender to make a Loan.

                  (b) PAYMENTS GENERALLY. All payments and prepayments to be made by the Borrower in respect of amounts due from the Borrower hereunder or under any other Loan Document shall be payable in Dollars at 1:00 p.m., Pittsburgh time, on the day when due without presentment, demand, protest or notice of any kind, all of which are hereby expressly waived, and an action therefor shall immediately accrue, without setoff, counterclaim, withholding or other deduction of any kind or nature (except for payments to a Lender subject to a withholding deduction under Section 2.11(a)). Except for payments under Sections 2.10(a) or 10.06, such payments shall be made to the Administrative Agent at its Office in funds immediately available at such Office, and payments under Sections 2.10(a) or 10.06 shall be made to the applicable Lender at such domestic account as it shall specify to the Borrower from time to time in funds immediately available at such account. Any payment received by the Administrative Agent or such Lender after 1:00 p.m., Pittsburgh time, on any day shall be deemed to have been received on the next succeeding Business Day. The Administrative Agent shall distribute to each Lender, for the account of its Applicable Lending Office, all such payments received by the Administrative Agent for the account of such Lender promptly after receipt by the Administrative Agent.

                  (c) INTEREST ON OVERDUE AMOUNTS. To the extent permitted by law, after there shall have become due (by acceleration or otherwise) principal, interest, fees, indemnity, expenses or any other amounts due from the Borrower hereunder or under any other Loan Document, such amounts shall bear interest for each day until paid (before and after judgment), payable on demand, at a rate per annum which for each day shall be equal to the following:

                  (i) In the case of any part of the Euro-Rate Portion of any Committed Loans, or any part of the As-Offered Rate Portion of the Swingline Loans, or any part of any Competitive Bid Loans, (A) until the end of the applicable then-current Funding Period at a rate per annum (based on a year of 360 days and actual days elapsed) 2.00% above the rate otherwise applicable to such part, and (B) thereafter in accordance with the following clause (ii); and

                  (ii) In the case of any other amount due from the Borrower hereunder or under any Loan Document, at a rate per annum (computed on the basis of a year of 365 or 366 days, as the case may be, and actual days elapsed) 2.00% above the then-current Base Rate Option.

                  2.10.  ADDITIONAL COMPENSATION IN CERTAIN CIRCUMSTANCES.

                  (a) INCREASED COSTS OR REDUCED RETURN RESULTING FROM RESERVES, CAPITAL ADEQUACY REQUIREMENTS, EXPENSES, ETC. If any Law or guideline or interpretation or application thereof by any Governmental Authority charged with the interpretation or administration thereof or compliance with any request or directive of any Governmental Authority (whether or not having the force of law) adopted (x) on or after the related Competitive Bid Quote, in the case of a Competitive Bid Loan, or (y) on or after the date hereof, in the case of any other matter referred to in this Section 2.10(a)

                  (i) imposes, modifies or deems applicable any reserve, special deposit, insurance assessment or any other requirement against credits or commitments to extend credit extended by, assets (funded or contingent) of, deposits with or for the account of, or other acquisitions of funds by, any Lender Party or its Applicable Lending Office (other than requirements expressly included herein in the determination of the Euro-Rate hereunder),

                  (ii) imposes, modifies or deems applicable any capital adequacy or similar requirement against assets (funded or contingent) of, or credits or commitments to extend credit extended by, any Lender Party or its Applicable Lending Office, or applicable to the obligations of any Lender Party or its Applicable Lending Office under or in connection with any Loan Document, or

                  (iii) imposes upon any Lender Party or its Applicable Lending Office any other condition or expense with respect to any Loan Document or its making, maintenance or funding of any Loan, Letter of Credit, Letter of Credit Participating Interest or Swingline Loan Participating Interest,

and the result of any of the foregoing is to increase the cost to, reduce the income receivable by, or impose any expense (including loss of margin) upon any Lender Party or its Applicable Lending Office or, in the case of clause (ii), any Person controlling a Lender Party, with respect to any Loan Document or the making, maintenance or funding of any Loan, Letter of Credit, Letter of Credit Participating Interest or Swingline Loan Participating Interest (or, in the case of any capital adequacy or similar requirement, to have the effect of reducing the rate of return on capital of such Lender Party, Applicable Lending Office or controlling Person's capital, taking into consideration the policies of such Lender Party, Applicable Lending Office or controlling Person with respect to capital adequacy) by an amount which such Lender Party deems to be material (such Lender Party being deemed for this purpose to have made, maintained or funded each Funding Segment of the Euro-Rate Portion from a Corresponding Source of Funds), such Lender Party may from time to time notify the Borrower of the amount (determined in good faith by such Lender Party) necessary to compensate such Lender Party, Applicable Lending Office or controlling Person for such increase, reduction or imposition. A certificate of a Lender Party claiming compensation under this Section 2.10(a) and setting forth the additional amount to be paid to it and indicating in reasonable detail the computation thereof shall be conclusive absent manifest error. In making any such computation such Lender Party may take into account any special, supplemental or other nonrecurring items, may apply any reasonable averaging or attribution methods, and may make such computation prospectively or retrospectively. Such amount shall be due and payable by the Borrower to such Lender Party ten Business Days after such certificate is given. The Borrower shall not be liable under this
Section 2.10(a) to any Lender Party to compensate it or any controlling Person of such Lender Party for any cost, reduction or imposition incurred or suffered more than 90 days before receipt by the Borrower of a notice from such Lender Party referring to the event that gave rise to such cost, reduction or imposition.

                  (b) FUNDING BREAKAGE. In the event that for any reason (i) the Borrower fails to borrow, convert or renew any part of any Loan which would, after such borrowing, conversion or renewal, have a Euro-Rate Portion or As-Offered Rate Portion, or fails to borrow any part of any Competitive Bid Loan, in each instance after notice requesting such borrowing, conversion or renewal has been given by the Borrower (whether such failure results from failure to satisfy applicable conditions to such borrowing, conversion or renewal or otherwise), or (ii) any part of any Funding Segment of any Euro-Rate Portion or As-Offered Rate Portion, or any part of any Competitive Bid Loan, becomes due (by acceleration or otherwise), or is paid, prepaid or converted to another interest rate Option (whether or not such payment, prepayment or conversion is mandatory or automatic and whether or not such payment or prepayment is then due), on a day other than the last day of the corresponding Funding Period, the Borrower shall indemnify each Lender on demand (following delivery by such Lender to the Borrower of the certificate referred to below) against any loss, liability, cost or expense of any kind or nature which such Lender may sustain or incur in connection with or as a result of such event. Such indemnification in any event shall include an amount equal to the excess, if any, of (x) the aggregate amount of interest which would have accrued on the amount of the Euro-Rate Portion, As-Offered Rate Portion or Competitive Bid Loan not so borrowed, converted or renewed, or which so becomes due, or which is so paid, prepaid or converted, as the case may be, from and including the date on which such borrowing, conversion or renewal would have been made pursuant to such notice, or on which such part of such Funding Segment or such part of such Competitive Bid Loan so becomes due, or on which such part of such Funding Segment or such part of such Competitive Bid Loan is so paid, prepaid or converted, as the case may be, to the last day of the Funding Period applicable to such amount (or, in the case of a failure to borrow, convert or renew, the Funding Period that would have been applicable to such amount but for such failure), in each case at the applicable rate of interest for such Euro-Rate Portion provided for herein (excluding, however, the Applicable Margin included therein, if any), or the applicable As-Offered Rate, or the applicable Competitive Bid Rate, as the case may be, over (y) the aggregate amount of interest (as determined in good faith by such Lender) which would have accrued to such Lender on such amount for such period by placing such amount on deposit for such period with leading banks in the interbank market. A certificate of a Lender Party claiming compensation under this Section 2.10(b) and setting forth the additional amount to be paid to it and indicating in reasonable detail the computation thereof shall be conclusive absent manifest error.

                  2.11. TAXES.

                  (a) PAYMENT NET OF TAXES. All payments made by the Borrower under this Agreement or any other Loan Document shall be made free and clear of, and without reduction or withholding for, any and all present or future taxes, levies, imposts, duties, charges, fees, deductions or withholdings, and all liabilities with respect thereto, excluding (x) in the case of each Lender Party, net income taxes imposed on such Lender Party by the United States, and net income taxes and franchise taxes imposed on such Lender Party by the jurisdiction under the laws of which such Lender Party is organized or by any political subdivision thereof, and (y) in the case of each Lender, net income taxes and franchise taxes imposed on such Lender by the jurisdiction in which the Lender's Applicable Lending Office is located or any political subdivision thereof (all such non-excluded taxes, levies, imposts, deductions, charges or withholdings being hereinafter called "Taxes"). If the Borrower shall be required by law to deduct any Taxes from or in respect of any sum payable under this Agreement or any Loan Document to any Lender Party, (i) the sum payable shall be increased as may be necessary so that after making all required deductions (including without limitation deductions applicable to additional sums payable under this Section 2.11) such Lender Party receives an amount equal to the sum it would have received had no such deductions been made, (ii) the Borrower shall make such deductions, and (iii) the Borrower shall pay the full amount deducted to the relevant taxation authority or other authority in accordance with applicable law.

                  (b) OTHER TAXES. The Borrower agrees to pay any present or future stamp or documentary taxes or any other excise or property taxes, charges or similar levies which arise from any payment made under this Agreement or any other Loan Document or from the execution, delivery of, or otherwise with respect to , this Agreement or any other Loan Document (hereinafter referred to as "Other Taxes").

                  (c) INDEMNITY. The Borrower hereby indemnifies each Lender Party for the full amount of all Taxes and Other Taxes (including without limitation any Taxes or Other Taxes imposed by any jurisdiction on amounts payable under this Section 2.11 paid by such Lender Party and any liability (including without limitation penalties, interest and expenses) arising therefrom or with respect thereto, whether or not such Taxes or Other Taxes were correctly or legally asserted. Such indemnification shall be made within 15 days after the date such Lender Party makes demand therefor (which demand shall identify in reasonable detail the nature and the amount of Taxes and Other Taxes for which indemnification is being sought).

                  (d) RECEIPTS, ETC. Within 30 days after the date of any payment of Taxes or Other Taxes, the Borrower will furnish to the Administrative Agent the original or a certified copy of a receipt evidencing payment thereof.

                  (e) SURVIVAL, ETC. Without prejudice to the survival of any other obligation of the Borrower under this Agreement or the other Loan Documents, the obligations of the Borrower contained in this Section 2.11 shall survive the payment in full of all other obligations of the Borrower under this Agreement and the other Loan Documents, termination of all commitments to extend credit under, and all Letters of Credit issued under, the Loan Documents, termination of this Agreement, and all other events and circumstances whatever. Nothing in this Section 2.11 or otherwise in this Agreement shall require any Lender Party to disclose to the Borrower any of its tax returns (or any other information that it deems to be confidential or proprietary).

                  (f)  WITHHOLDING TAX EXEMPTION.

                  (i) PROVISION OF FORMS. Each Lender organized under the laws of a jurisdiction outside the United States shall, on or prior to the date it becomes party to this Agreement, and from time to time thereafter if requested in writing by the Borrower or the Administrative Agent, provide the Borrower and the Administrative Agent each with an original Internal Revenue Service Form 1001 or 4224, as appropriate, or any successor form prescribed by the Internal Revenue Service, certifying such Lender's status for purposes of determining exemption from, or reduced rate applicable to, United States withholding taxes with respect to such Lender under this Agreement and the other Loan Documents; provided, that a Lender shall not be obligated to provide any such form after the date such Lender becomes party to this Agreement if such Lender is not legally able to do so.

                  (ii) INDEMNIFICATION LIMITED IN CERTAIN CIRCUMSTANCES. The Borrower shall not be required to indemnify any Lender, or to pay any additional amounts to any Lender, in respect of United States withholding taxes (or any withholding tax imposed by a state of the United States that applies only when such United States withholding tax is imposed), pursuant to Section 2.11(a) or 2.11(c), to the extent that (A) the obligation to withhold amount with respect to United States withholding tax existed on the date such Lender became a party to this Agreement; provided, that this clause (A) shall not apply to a Lender that became a Lender as an result of an assignment made or other action taken at the request of the Borrower, or (B) the obligation to make such indemnification or to pay such additional amount would not have arisen but for a failure of such Lender to comply with the provisions of Section 2.11(f)(i).

                  2.12. CHANGE OF APPLICABLE LENDING OFFICE. In the event that a Lender becomes an Affected Lender under Section 2.03(e)(ii), or in the event that a Lender requests compensation from the Borrower pursuant to Section 2.10(a) or 2.11, then, at the request of the Borrower, such Lender will change the jurisdiction of its Applicable Lending Office if, in the judgment of such Lender, such change will eliminate or mitigate a similar event which may thereafter accrue and is not otherwise materially disadvantageous to such Lender.

                  2.13. SUBSTITUTION OF LENDER. In the event that a Lender becomes an Affected Lender under Section 2.03(e), or in the event that a Lender requests compensation from the Borrower pursuant to Section 2.10(a) or 2.11, then, if the Borrower designates one or more substitute institutions to purchase the Loans and assume the Commitments of such Lender, such Lender will at the Borrower's request sell its Loans and assign its rights under this Agreement to such substitute institutions with reasonable promptness after such designation in accordance with Section 10.14(c) for a payment equal to the principal amount of its Loans, plus all accrued and unpaid interest and fees to but excluding the date of purchase, plus any other amounts accrued or payable to such Lender under this Agreement to but excluding the date of purchase, plus any amount that would be payable to such Lender under Section 2.10(b) (as if such purchase were treated as a prepayment of the outstanding Loans to such Lender), together with any other loss or expense incurred by it (or by a Participant in the related Loan or Commitment). Nothing in this

Section 2.13 limits the rights of the Administrative Agent, the Swingline Lender or the Issuing Bank Representative under Section 10.14(c) or any other provision of the Loan Documents.


                                   ARTICLE III
                       THE REVOLVING CREDIT SUBFACILITIES

                  3.01. THE LETTER OF CREDIT SUBFACILITY.

                  (a) THE LETTER OF CREDIT SUBFACILITY.

                  (i) GENERAL. Subject to the terms and conditions of this Agreement, and relying upon the representations and warranties herein set forth and upon the agreements of the Lenders set forth in Sections 3.01(c) and 3.01(d), the Issuing Bank Representative agrees (such agreement being herein called the "Letter of Credit Commitment") to cause the Issuing Banks to issue for the account of the Borrower letters of credit (each, as amended, modified or supplemented from time to time, a "Letter of Credit") at any time or from time to time on or after the date hereof. The Borrower shall not request any Letter of Credit to be issued except within the following limitations: (i) no Letter of Credit shall be issued later than 90 days before the Revolving Credit Maturity Date, (ii) no Letter of Credit shall be issued if the Administrative Agent shall have received the notice from the Required Lenders referred to in Section 3.01(b)(iii)(C), (iii) at the time any Letter of Credit is issued, the aggregate Revolving Credit Usages of the Lenders (after giving effect to issuance of the requested Letter of Credit) shall not exceed the sum of the Revolving Credit Committed Amounts of the Lenders at such time, and (iv) on the date of issuance of any Letter of Credit (and after giving effect to such issuance) the aggregate Letter of Credit Exposure shall not exceed $50,000,000.

                  (ii) TERMS OF LETTERS OF CREDIT. The Borrower shall not request any Letter of Credit to be issued except within the following limitations: each Letter of Credit (i) shall have an expiration date no later than the earlier of (A) 12 months after the date of issuance thereof, or (B) ten days before the Revolving Credit Maturity Date, (ii) shall not be an evergreen Letter of Credit, (iii) shall be denominated in Dollars, and (iv) shall be payable only against sight drafts (and not time drafts).

                  (iii) PURPOSES OF LETTERS OF CREDIT. Each Letter of Credit shall be satisfactory in form and substance to the relevant Issuing Bank. Each Letter of Credit shall be a trade or standby letter of credit used to support trade or financial obligations of the Borrower or any of its Subsidiaries. The provisions of this Section 3.01(a)(iii) represent only an obligation of the Borrower to the Issuing Banks and the Lenders; no Issuing Bank shall have any obligation to the Lenders to ascertain the purpose of any Letter of Credit, and the rights and obligations of the Lenders and the Issuing Banks among themselves shall not be impaired or affected by a breach of this Section 3.01(a)(iii).

                  (iv) LETTER OF CREDIT FEE. The Borrower shall pay to the Administrative Agent for the account of each Lender a fee (the "Letter of Credit Fee") for each Letter of Credit for each day from and including the date of issuance thereof to and including the date of expiration or termination thereof, equal to (x) the Letter of Credit Undrawn Availability on such day, times (y) the Letter of Credit Fee Rate applicable to such Letter of Credit on such day, times (z) 1/360. Such Letter of Credit Fee shall be due and payable for the preceding period for which such fee has not been paid on each of the following dates: (i) each Regular Payment Date, and (ii) the Revolving Credit Maturity Date. The "Letter of Credit Fee Rate" applicable to a Letter of Credit on any day means (A) if such Letter of Credit is a commercial letter of credit for the purpose of providing a payment mechanism in connection with the purchase of goods or services by the Borrower or any of its Subsidiaries (and, as such, is eligible to be categorized for capital purposes as a "short-term, self-liquidating trade-related contingency, including commercial letters of credit," as such phrase is used in the risk-based capital regulations issued by the Office of the Comptroller of the Currency as in effect on the date hereof, or any successor category of similar import), then the Letter of Credit Fee Rate shall be one-half of the Applicable Margin under the Euro-Rate Option on such day, (B) otherwise, the Letter of Credit Fee Rate shall be the Applicable Margin under the Euro-Rate Option on such day.

                  (v) FACING FEE; ADMINISTRATION FEES. The Borrower shall pay to the Administrative Agent, for the sole account of the relevant Issuing Bank, a fee (the "Letter of Credit Facing Fee") for each Letter of Credit for each day from and including the date of issuance thereof to and including the date of expiration or termination thereof, equal to (x) the Letter of Credit Undrawn Availability on such day, times (y) 0.125%, times (z) 1/360. Such Letter of Credit Facing Fee shall be due and payable for the preceding period for which such fee has not been paid on the same dates as payments of the Letter of Credit Fee with respect to such Letter of Credit. In addition, the Borrower shall pay to the Administrative Agent, for the sole account of the Issuing Bank, such other administration, maintenance, amendment, drawing and negotiation fees as may be customarily charged by the Issuing Bank from time to time in connection with letters of credit.

                  (vi) PRIOR LETTERS OF CREDIT. Each letter of credit (each, a "Prior Letter of Credit") identified on Schedule 3.01(a)(vi) which has been issued by a Lender who is party hereto on the Closing Date and which is outstanding on the Closing Date shall, as of the Closing Date, automatically and without further action be deemed to be a Letter of Credit issued under this Agreement. The Borrower hereby represents and warrants that such Prior Letters of Credit will comply with the limitations set forth in Sections 3.01(a)(i) and 3.01(a)(ii) as of the Closing Date as if issued hereunder on the Closing Date. Fees with respect to such Prior Letters of Credit for each day to and including the Closing Date shall accrue at the rates previously agreed to by the Borrower and the relevant issuing bank, and shall be payable on the Closing Date (or at such other time as the Borrower and the relevant issuing bank may agree), and fees with respect to such Prior Letters of Credit for each day after the Closing Date shall accrue and be payable as provided for Letters of Credit in this Agreement. Notwithstanding anything to the contrary in this Agreement, any Lender (other than the Issuing Bank Representative and its Affiliates) which acts as Issuing Bank for any Prior Letter of Credit (A) shall have no obligation to extend or renew any Prior Letter of Credit, (B) shall not extend or renew any Prior Letter of Credit without the consent of the Administrative Agent and the Issuing Bank Representative in their respective discretion and (C) shall be justified and fully protected in extending or renewing any Prior Letter of Credit if it has received such consent.

                  (b) PROCEDURE FOR ISSUANCE AND AMENDMENT OF LETTERS OF CREDIT.

                  (i) REQUEST FOR ISSUANCE. The Borrower may from time to time request, upon at least three Business Days' notice, the Issuing Bank Representative to cause an Issuing Bank to issue a Letter of Credit by (i) delivering to the Issuing Bank Representative (or such other Issuing Bank as the Issuing Bank Representative may from time to time designate) and the Administrative Agent a written request to such effect, specifying the date on which such Letter of Credit is to be issued, the expiration date thereof, and the stated amount thereof, and (ii) delivering to the Issuing Bank an application, in such form as the Issuing Bank may from time to time require (each, a "Letter of Credit Application"), completed to the satisfaction of the Issuing Bank, together with such other certificates, documents and other items as such Issuing Bank may request. If the Issuing Bank desires to issue such Letter of Credit, the Issuing Bank shall promptly notify the Administrative Agent (by telephone or otherwise), and furnish the Administrative Agent with the proposed form of Letter of Credit to be issued. The Administrative Agent shall determine, as of the close of business on the day before such proposed issuance, whether such proposed Letter of Credit complies with the limitations set forth in Sections 3.01(a)(i) and 3.01(a)(ii). Unless such limitations are not satisfied, or unless the Required Lenders have given notice to the Administrative Agent to cease issuing Letters of Credit pursuant to Section 3.01(b)(iii)(C), the Administrative Agent shall notify the relevant Issuing Bank (in writing or by telephone promptly confirmed in writing) that such Issuing Bank is authorized to issue such Letter of Credit. If the Issuing Bank issues a Letter of Credit, it shall deliver the original of such Letter of Credit to the beneficiary thereof or as the Borrower shall otherwise direct, and shall promptly notify the Administrative Agent thereof, and if the Administrative Agent so requests shall furnish a copy thereof to the Administrative Agent.

                  (ii) EXTENSION OR INCREASE. The Borrower may from time to time request an Issuing Bank to extend the expiration date of an outstanding Letter of Credit issued by such Issuing Bank or to increase the Letter of Credit Undrawn Availability of such Letter of Credit. Such extension or increase shall for all purposes hereunder (including Sections 3.01(a), 3.01(b)(i) and 5.02) be treated as though the Borrower had requested issuance of a replacement Letter of Credit; provided, that the Issuing Bank may, if it elects, issue an amendment to the Letter of Credit providing for such an extension or increase in lieu of issuing a new Letter of Credit in substitution therefor.

                  (iii) LIMITATIONS ON ISSUANCE, EXTENSION AND AMENDMENT.

                  (A) As between the Borrower, on the one hand, and the Lender Parties, on the other hand, the issuance or extension of any Letter of Credit (including any deemed issuance arising from increase or extension of a Letter of Credit as provided in Section 3.01(b)(ii)) is subject to the applicable conditions precedent set forth or referred to in this Section 3.01 and Articles V and VIII. In addition, each Issuing Bank shall be justified and fully protected in declining to issue or extend any Letter of Credit (including any deemed issuance) if the Issuing Bank has not received authorization to do so from the Administrative Agent as provided in Section 3.01(b)(i).

                  (B) As between each Issuing Bank, on the one hand, and the Administrative Agent and the Lenders, on the other hand, such Issuing Bank shall be justified and fully protected in issuing any Letter of Credit (including any deemed issuance arising from increase or extension of a Letter of Credit as provided in Section 3.01(b)(ii)) after receiving authorization from the Administrative Agent as provided in Section 3.01(b)(i), notwithstanding any subsequent notices to the Issuing Bank, any knowledge of an Event of Default or Potential Default, any knowledge of failure of any applicable condition set forth or referred to in this Section 3.01 or Articles V or VIII to be satisfied, any other knowledge of the Issuing Bank, or any other event, condition or circumstance whatever.

                  (C) As between the Administrative Agent, on the one hand, and the Lenders, on the other hand, the Administrative Agent shall not authorize issuance of any Letter of Credit pursuant to Section 3.01(b)(i) (including any deemed issuance arising from increase or extension of a Letter of Credit as provided in Section 3.01(b)(ii)) if the Administrative Agent shall have received, at least two Business Days before authorizing such issuance, from the Required Lenders an unrevoked written notice that any applicable condition set forth or referred to in this Section 3.01 or Article V or VIII will not be satisfied and expressly requesting that the Administrative Agent direct the Issuing Banks to cease to issue Letters of Credit. Unless the Administrative Agent has received such notice or has determined that the applicable limitations set forth in Sections 3.01(a)(i) and 3.01(a)(ii) are not satisfied, the Administrative Agent shall be justified and fully protected, as against the Lenders, in authorizing the Issuing Bank to issue such Letter of Credit, notwithstanding any subsequent notices to the Administrative Agent, any knowledge of an Event of Default or Potential Default, any knowledge of failure of any applicable condition set forth or referred to in this Section 3.01 or Article V or VIII to be satisfied, any other knowledge of the Administrative Agent, or any other event, condition or circumstance whatever.

                  (iv) AMENDMENTS. At the request of the Borrower from time to time, and subject to satisfaction of such conditions as the relevant Issuing Bank may require, each Issuing Bank may amend, modify or supplement Letters of Credit, or waive compliance with any condition of issuance or payment, without the consent of, and without liability to, the Administrative Agent or any Lender; provided, that any such amendment, modification or supplement that extends the expiration date or increases the Letter of Credit Undrawn Availability of an outstanding Letter of Credit shall be subject to Section 3.01(b)(ii).

                  (c) LETTER OF CREDIT PARTICIPATING INTERESTS.

                  (i) GENERALLY. Concurrently with the issuance of each Letter of Credit, the relevant Issuing Bank automatically shall be deemed, irrevocably and unconditionally, to have sold, assigned, transferred and conveyed to each other Lender, and each other Lender automatically shall be deemed, irrevocably and unconditionally, severally to have purchased, acquired, accepted and assumed from the Issuing Bank, without recourse to, or representation or warranty by, the Issuing Bank, an undivided interest, in a proportion equal to such Lender's Pro Rata share, in all of the Issuing Bank's rights and obligations in, to or under such Letter of Credit, the Letter of Credit Application, the Letter of Credit Reimbursement Obligations, and all collateral, guarantees and other rights from time to time directly or indirectly securing the foregoing (such interest of each Lender being referred to herein as a "Letter of Credit Participating Interest"). Amounts other than Letter of Credit Reimbursement Obligations and Letter of Credit Fees payable from time to time under or in connection with a Letter of Credit or a Letter of Credit Application shall be for the sole account of the relevant Issuing Bank. On the date that any Purchasing Lender becomes a party to this Agreement in accordance with Section 10.14, Letter of Credit Participating Interests in any outstanding Letters of Credit held by the Lender from which such Purchasing Lender acquired its interest hereunder shall be proportionately reallocated between such Purchasing Lender and such transferor Lender (and, to the extent such transferor Lender is an Issuing Bank, the Purchasing Lender shall be deemed to have acquired a Letter of Credit Participating Interest from such transferor Lender to such extent).

                  (ii) OBLIGATIONS ABSOLUTE. Notwithstanding any other provision hereof, each Lender hereby agrees that its obligation to participate in each Letter of Credit issued in accordance herewith, and its obligation to make the payments specified in Section 3.01(d), are each absolute, irrevocable and unconditional and shall not be affected by any event, condition or circumstance whatever. The failure of any Lender to make any such payment shall not relieve any other Lender of its funding obligation hereunder on the date due, but no Lender shall be responsible for the failure of any other Lender to meet its funding obligations hereunder.

                  (d) LETTER OF CREDIT DRAWINGS AND REIMBURSEMENTS.

                  (i) BORROWER'S REIMBURSEMENT OBLIGATION. The Borrower hereby agrees to reimburse the Issuing Bank, by making payment to the Administrative Agent for the account of the Issuing Bank in accordance with Section 2.09(b), on the date and in the amount of each payment made by such Issuing Bank under any Letter of Credit, upon notice (which may be by telephone) by the Issuing Bank to the Borrower of such payment, without further notice, protest or demand, all of which are hereby waived, and an action therefor shall thereupon immediately accrue. To the extent such payment is not timely made, the Borrower hereby agrees to pay to the Administrative Agent, for the account of the relevant Issuing Bank, on demand, interest on any Letter of Credit Unreimbursed Draws for each day from and including the date of such payment by such Issuing Bank until reimbursed in full (before and after judgment), in accordance with Section 2.09(c), at the rate per annum set forth in Section 2.09(c)(ii).

                  (ii) PAYMENT BY LENDERS ON ACCOUNT OF UNREIMBURSED DRAWS. If an Issuing Bank makes a payment under any Letter of Credit and is not reimbursed in full therefor on such payment date in accordance with Section 3.01(d)(i), such Issuing Bank will promptly notify the Administrative Agent thereof (which notice may be by telephone), and the Administrative Agent shall forthwith notify each Lender (which notice may be by telephone promptly confirmed in writing) thereof. No later than the Administrative Agent's close of business on the date such notice is given, each such Lender will pay to the Administrative Agent, for the account of such Issuing Bank, in immediately available funds, an amount equal to such Lender's Pro Rata share of the unreimbursed portion of such payment by such Issuing Bank. If and to the extent that any Lender fails to make such payment to the Administrative Agent for the account of such Issuing Bank on such date, such Lender shall pay such amount on demand, together with interest, for such Issuing Bank's own account, for each day from and including the date of such Issuing Bank's payment to and including the date of payment to the Issuing Bank (before and after judgment) at the following rates per annum: (x) for each day from and including the date of such payment by the Issuing Bank to and including the second Business Day thereafter, at the Federal Funds Effective Rate for such day, and (y) for each day thereafter, at the rate applicable to Letter of Credit Unreimbursed Draws under Section 3.01(d)(i) for such day.

                  (iii) DISTRIBUTIONS TO PARTICIPANTS. If, at any time, after an Issuing Bank has made a Letter of Credit Unreimbursed Draw and has received from any Lender such Lender's share of such Letter of Credit Unreimbursed Draw, such Issuing Bank receives any payment or makes any application of funds on account of the Letter of Credit Reimbursement Obligation arising from such Letter of Credit Unreimbursed Draw, such Issuing Bank will pay to the Administrative Agent, for the account of such Lender, such Lender's Pro Rata share of such payment or application.

                  (iv) RESCISSION. If any amount received by an Issuing Bank on account of any Letter of Credit Reimbursement Obligation shall be avoided, rescinded or otherwise returned or paid over by such Issuing Bank for any reason at any time, whether before or after the termination of this Agreement (or such Issuing Bank believes in good faith that such avoidance, rescission, return or payment is required, whether or not such matter has been adjudicated), each such Lender will, promptly upon notice from the Administrative Agent or such Issuing Bank, pay over to the Administrative Agent for the account of such Issuing Bank its Pro Rata share of such amount, together with its Pro Rata share of any interest or penalties payable with respect thereto.

                  (v) EQUALIZATION. If any Lender receives any payment or makes any application on account of its Letter of Credit Participating Interest, such Lender shall forthwith pay over to the relevant Issuing Bank, in Dollars and in like kind of funds received or applied by it the amount in excess of such Lender's ratable share of the amount so received or applied.

                  (e) OBLIGATIONS ABSOLUTE. The payment obligations of the Borrower under Section 3.01(d)(i) shall be unconditional and irrevocable and shall be paid strictly in accordance with the terms of this Agreement under all circumstances, including, without limitation, the following circumstances:

                  (i) any lack of validity or enforceability of this Agreement, any Letter of Credit, any other Loan Document or any documents, instruments or agreements evidencing or otherwise relating to any obligation of the Borrower or Subsidiary of the Borrower secured or supported by any Letter of Credit;

                  (ii) the existence of any claim, set-off, defense or other right which the Borrower or any other Person may have at any time against any beneficiary or transferee of any Letter of Credit (or any Persons for whom any such beneficiary or transferee may be acting), the relevant Issuing Bank, any Lender, or any other Person, whether in connection with this Agreement, the transactions contemplated hereby or any unrelated transaction;

                  (iii) any draft, certificate, statement or other document presented under any Letter of Credit proving to be forged, fraudulent, invalid or insufficient in any respect or any statement therein being untrue or inaccurate in any respect;

                  (iv) payment by the Issuing Bank under any Letter of Credit against presentation of a draft or certificate which does not comply with the terms of such Letter of Credit, or payment by the Issuing Bank under the Letter of Credit in any other circumstances in which conditions to payment are not met, except any such payment resulting solely from the gross negligence or willful misconduct of the Issuing Bank; or

                  (v) any other event, condition or circumstance whatever, whether or not similar to any of the foregoing.

The Borrower bears the risk of, and neither the Issuing Bank, any of its directors, officers, employees or agents, nor any Lender, shall be liable or responsible for the use which may be made of any Letter of Credit, or acts or omissions of the beneficiary or any transferee in connection therewith.

                  (f) FURTHER ASSURANCES. The Borrower hereby agrees, from time to time, to do and perform any and all acts and to execute any and all further instruments reasonably requested by any Issuing Bank more fully to effect the purposes of this Agreement and the issuance of the Letters of Credit hereunder. The representations, warranties and covenants by the Borrower under, and rights and remedies of the Issuing Bank under, any Letter of Credit Application relating to any Letter of Credit are in addition to, and not in limitation or derogation of, representations, warranties and covenants by the Borrower under, and rights and remedies of the Issuing Bank and the Lenders under, this Agreement, the other Loan Documents, and applicable Law. In the event of any inconsistency between the terms of this Agreement and any Letter of Credit Application, this Agreement shall prevail. The terms of this Agreement shall be deemed to be incorporated by reference into each such agreement or instrument (whether or not such agreement or instrument so states).

                  (g) CASH COLLATERAL FOR LETTERS OF CREDIT. To the extent that any provision of this Agreement or any other Loan Document requires a payment, prepayment or other application of funds to be made with respect to the Revolving Credit Loans, such provision shall be applied as follows: after payment in full of the outstanding Revolving Credit Loans and Competitive Bid Loans (whether or not such payment would require the Borrower to pay any amount under Section 2.10(b)), and the payment in full of all outstanding Letter of Credit Unreimbursed Draws, then, to the extent of the excess, if any, of the aggregate Letter of Credit Exposure at such time over the balance in the Letter of Credit Collateral Account, an amount equal to the remainder of the amount so required to be paid by the Borrower shall immediately be paid by the Borrower to the Collateral Agent for deposit in the Letter of Credit Collateral Account. In addition, the Borrower agrees that, without limitation of the foregoing or of any other provisions of this Agreement or the Loan Documents requiring collateral for the Letters of Credit or other

Obligations in whole or in part, and without limitation of other rights and remedies under this Agreement or the Loan Documents or at law or in equity, if the Revolving Credit Loans become due and payable pursuant to Section 8.02, the Borrower shall immediately pay to the Collateral Agent, for deposit in the Letter of Credit Collateral Account, an amount equal to the excess, if any, of the aggregate Letter of Credit Exposure at such time over the balance in the Letter of Credit Collateral Account. The Administrative Agent shall direct the Collateral Agent to release funds in the Letter of Credit Collateral Account to the Issuing Bank for payment of Letter of Credit Reimbursement Obligations constituting Letter of Credit Unreimbursed Draws, as and when the same become due and payable if and to the extent the Borrower fails to pay the same.

                  (h) CERTAIN PROVISIONS RELATING TO THE ISSUING BANKS.

                  (i) GENERAL. The Issuing Banks shall have no duties or responsibilities except those expressly set forth in this Agreement and the other Loan Documents, and no implied duties or responsibilities on the part of the Issuing Banks shall be read into this Agreement or any Loan Document or shall otherwise exist. The duties and responsibilities of the Issuing Banks to the other Lender Parties under this Agreement and the other Loan Documents shall be mechanical and administrative in nature, and no Issuing Bank shall have a fiduciary relationship in respect of any Lender Party or any other Person. No Issuing Bank shall be liable for any action taken or omitted to be taken by it under or in connection with this Agreement or any other Loan Document, unless caused by its own gross negligence or willful misconduct. No Issuing Bank shall be under any obligation to ascertain, inquire or give any notice relating to (i) the performance or observance of any of the terms or conditions of this Agreement or any other Loan Document on the part of the Borrower, (ii) the business, operations, condition (financial or other) or prospects of the Borrower or any other Person, or (iii) the existence of any Event of Default or Potential Default. No Issuing Bank shall be under any obligation, either initially or on a continuing basis, to provide the Administrative Agent or any Lender with any notices, reports or information of any nature, whether in its possession presently or hereafter, except for such notices, reports and other information expressly required by this Agreement to be so furnished.

                  (ii) ADMINISTRATION. Each Issuing Bank may rely upon any notice or other communication of any nature (written or oral, including but not limited to telephone conversations, whether or not such notice or other communication is made in a manner permitted or required by this Agreement or any Loan Document) purportedly made by or on behalf of the proper party or parties, and no Issuing Bank shall have any duty to verify the identity or authority of any Person giving such notice or other communication. Each Issuing Bank may consult with legal counsel (including, without limitation, in-house counsel for such Issuing Bank or in-house or other counsel for the Borrower), independent public accountants and any other experts selected by it from time to time, and no Issuing Bank shall be liable for any action taken or omitted to be taken in good faith in accordance with the advice of such counsel, accountants or experts. Whenever any Issuing Bank shall deem it necessary or desirable that a matter be proved or established with respect to the Borrower or any Lender Party, such matter may be established by a certificate of the Borrower or such Lender Party, as the case may be, and such Issuing Bank may conclusively rely upon such certificate.

                  (iii) INDEMNIFICATION OF ISSUING BANKS BY LENDERS. Each Lender hereby agrees to reimburse and indemnify each Issuing Bank and each of their respective directors, officers, employees and agents (to the extent not reimbursed by the Borrower and without limitation of the obligations of the Borrower to do so), Pro Rata, from and against any and all amounts, losses, liabilities, claims, damages, expenses, obligations, penalties, actions, judgments, suits, costs or disbursements of any kind or nature (including, without limitation, the fees and disbursements of counsel (other than in-house counsel) for such Issuing Bank or such other Person in connection with any investigative, administrative or judicial proceeding commenced or threatened, whether or not such Issuing Bank or such other Person shall be designated a party thereto) that may at any time be imposed on, incurred by or asserted against such Issuing Bank, in its capacity as such, or such other Person, as a result of, or arising out of, or in any way related to or by reason of, this Agreement, any other Loan Document, any transaction from time to time contemplated hereby or thereby, or any transaction secured or financed in whole or in part, directly or indirectly, with any Letter of Credit or the proceeds thereof, provided, that no Lender shall be liable for any portion of such amounts, losses, liabilities, claims, damages, expenses, obligations, penalties, actions, judgments, suits, costs or disbursements resulting from the gross negligence or willful misconduct of such Issuing Bank or such other Person.

                  3.02. THE SWINGLINE SUBFACILITY.

                  (a) THE SWINGLINE SUBFACILITY.

                  (i) GENERAL. Subject to the terms and conditions of this Agreement, and relying upon the representations and warranties herein set forth and upon the agreements of the Lenders set forth in Section 3.02(c), the Swingline Lender agrees (such agreement being called the "Swingline Commitment") to make loans (the "Swingline Loans") to the Borrower at any time or from time to time on or after the date hereof and to but not including the Revolving Credit Maturity Date. The Swingline Lender shall not make any Swingline Loan to the extent that the aggregate principal amount of Swingline Loans outstanding would exceed $50,000,000 (the "Swingline Subfacility Amount"). The Swingline Lender shall not make any Swingline Loan to the extent that the aggregate amount of Swingline Loans outstanding would exceed the Swingline Current Availability most recently notified to it, as more fully provided in Section 3.02(b)(i).

                  (ii) NATURE OF CREDIT. Within the limits of time and amount set forth in this Section 3.02, and subject to the provisions of this Agreement, the Borrower may borrow, repay and reborrow Swingline Loans hereunder.

                  (iii) SWINGLINE NOTE. The obligation of the Borrower to repay the unpaid principal amount of the Swingline Loans made to it by the Swingline Lender and to pay interest thereon shall be evidenced in part by a promissory note of the Borrower to the Swingline Lender, dated the date hereof (the "Swingline Note") in substantially the form attached hereto as Exhibit A-2, with the blanks appropriately filled, payable to the order of the Swingline Lender in a face amount equal to the Swingline Subfacility Amount.

                  (iv) MATURITY. To the extent not due and payable earlier, the Swingline Loans shall be due and payable on the Revolving Credit Maturity Date.

                  (v) MAKING OF SWINGLINE LOANS, ETC. Whenever the Borrower desires that the Swingline Lender make a Swingline Loan, the Borrower shall provide notice to the Administrative Agent not later than 12:00 noon, Pittsburgh time, on the day on which such Swingline Loan is to be made, specifying that such notice applies to Swingline Loans and specifying (A) the date, which shall be a Business Day, on which such proposed Swingline Loan is to be made, (B) the aggregate principal amount of such Swingline Loan (which may be any amount of $500,000 or more, subject to the overall limitations of time and amount set forth in this Section 3.02), and (C) the interest rate Option or Options selected in accordance with Section 3.02(a)(vii) and the principal amounts of the Base Rate Portion and each Funding Segment of the As-Offered Rate Portion of such proposed Swingline Loans, and (D) with respect to each Funding Segment of such proposed Swingline Loans, the Funding Period to apply to such Funding Segment, selected in accordance with Section 3.02(a)(vii). Subject to the terms and conditions of this Agreement, on the specified date the Swingline Lender will make the proceeds of such Swingline Loan available to the Administrative Agent at the Administrative Agent's Office, no later than 1:00 p.m., in funds immediately available at such Office. The Administrative Agent will promptly make the funds so received available to the Borrower in funds immediately available at the Administrative Agent's Office. In addition, the Swingline Lender may in its discretion from time to time elect to make Swingline Loans from time to time by paying items presented for payment on, or otherwise crediting, zero-balance or other accounts maintained with the Swingline Lender, from time to time without any express request or notice from the Borrower, it being agreed that (x) the Borrower shall nevertheless be deemed for all purposes of this Agreement and the other Loan Documents (including but not limited to Section 5.02) to have made a request for such Swingline Loan as of the date such item is paid or such credit is made, as the case may be, and
(y) Swingline Loans made in such manner shall bear interest until due at the Base Rate Option, unless converted to the As-Offered Rate Option in accordance with Section 3.02(a)(vii).

                  (vi) REPAYMENT OF SWINGLINE LOANS, ETC. The Borrower shall have the right at its option from time to time to prepay Swingline Loans in whole or in part at any time in accordance with this Section 3.02(a)(vi) (subject, however, to Section 2.10(b)). Whenever the Borrower desires or is required to prepay any part of the Swingline Loans, it shall provide notice to the Swingline Lender and the Administrative Agent not later than 1:00 p.m., Pittsburgh time, on the date of such proposed prepayment, specifying that such notice applies to Swingline Loans and specifying (A) the date (which shall be a Business Day) on which the proposed prepayment is to be made, (B) the principal amount of the Swingline Loans to be prepaid (which may be any amount of $500,000 or more), (C) the allocation of such principal amount to the Base Rate Portion and to each Funding Segment of the Swingline Loans. Such notice having been given, on the date specified in such notice the principal amounts specified in such notice, together with interest on such principal amount to such date, shall be due and payable. In addition, the Swingline Lender may in its discretion from time to time elect to apply to repayment of Swingline Loans any amounts on deposit from time to time in accounts maintained with it (individually or as Administrative Agent or as Collateral Agent) by or for the benefit of the Borrower. Any such application may be made without regard to the limitations of
Section 2.05(a). Such applications shall be allocated among the Portions of the Swingline Loans, and among Funding Segments of the As-Offered Rate Portion, as determined by the Swingline Lender.

                  (vii) INTEREST RATE ON SWINGLINE LOANS.

                  (A) The unpaid principal amount of the Swingline Loans shall bear interest for each day until due at the Base Rate Option; provided, however, that subject to the provisions of this Agreement the Borrower may select the As-Offered Rate Option to apply to part or all of the outstanding Swingline Loans for each day until due, it being understood that the Borrower may select different Options to apply simultaneously to different parts of the Swingline Loans and may select different Funding Segments to apply simultaneously to different parts of the As-Offered Rate Portion.

                  (B) At any time when the Borrower shall select, convert to or renew the As-Offered Rate Option to apply to any part of the Swingline Loans, it shall fix one or more periods ("As-Offered Rate Funding Periods") during which such As-Offered Rate Option shall apply. Each As-Offered Rate Funding Period shall be such period as the Swingline Lender may offer in its sole discretion, not to exceed seven days; provided, that (x) each As-Offered Rate Funding Period which would otherwise end on a day which is not a Business Day shall be extended to the next succeeding Business Day, and (y) any As-Offered Rate Funding Period which would otherwise end after the Revolving Credit Maturity Date shall end on the Revolving Credit Maturity Date.

                  (C) Subject to the provisions of Section 2.10(b), the Borrower may convert any part of the Swingline Loans to the Base Rate Option or the As-Offered Rate Option and may renew the As-Offered Rate Option as to any Funding Segment of the As-Offered Rate Portion (I) at any time with respect to conversion from the Base Rate Option, and (II) at the expiration of any Funding Period with respect to conversions from or renewals of the As-Offered Rate Option as to the Funding Segment corresponding to such expiring Funding Period. Whenever the Borrower desires to convert or renew any interest rate Option with respect to the Swingline Loans, the Borrower shall provide to the Swingline Lender notice not later than 1:00 p.m., Pittsburgh time, on the date of such proposed conversion or renewal, setting forth (w) the date, which shall be a Business Day, on which the proposed conversion or renewal is to be made, (x) the principal amount of each Funding Segment of the As-Offered Rate Portion to be converted from or renewed, (y) the applicable interest rate Option or Options and the principal amounts of each Funding Segment of the As-Offered Rate Portion to be converted to, and (z) with respect to each Funding Segment to be converted to or renewed, the Funding Period therefor. Such notice having been provided, after the date specified in such notice interest shall be calculated upon the principal amount of the Swingline Loans as so converted to or renewed. Absent due notice from the Borrower of conversion or renewal at the expiration of any Funding Period, any part of the As-Offered Rate Portion for which such notice is not received shall be converted automatically to the Base Rate Option on the last day of the expiring Funding Period.

                  (b) LIMITATIONS ON THE MAKING OF SWINGLINE LOANS.

                  (i) SWINGLINE CURRENT AVAILABILITY. The Administrative Agent shall calculate the Swingline Current Availability each time there is a change in the aggregate outstanding principal amount of the Revolving Credit Loans, the aggregate Letter of Credit Exposure, the outstanding principal amount of Competitive Bid Loans, or the Revolving Credit Committed Amounts. The "Swingline Current Availability" at any time shall be equal to the lesser of

                  (A) the Swingline Subfacility Amount, or

                  (B) the amount equal to (I) the aggregate Revolving Credit Committed Amounts of the Lenders, minus (II) the sum of (x) the aggregate principal amount of Revolving Credit Loans, plus (y) the aggregate Letter of Credit Exposure, plus (z) the aggregate principal amount of Competitive Bid Loans.

Each time the Swingline Current Availability changes, the Administrative Agent shall promptly notify the Swingline Lender (by telephone promptly confirmed in writing) of such fact, stating the new Swingline Current Availability. From and after the second Business Day after receiving such notice from the Administrative Agent, the Swingline Lender shall not make any Swingline Loan to the extent that the aggregate principal amount of Swingline Loans would exceed the Swingline Current Availability so notified to the Swingline Lender.

                  (ii) RIGHTS OF THE PARTIES.

                  (A) As between the Borrower on the one hand, and the Lender Parties, on the other hand, the making of any Swingline Loan is subject to the applicable conditions set forth or referred to in this Section 3.02 and Article V and VIII. In addition, the Swingline Lender shall be justified and fully protected in declining to make a Swingline Loan if the Swingline Lender has received notice from the Administrative Agent, acting at the direction of the Required Lenders, to cease making Swingline Loans as provided in Section 3.02(b)(ii)(B).

                  (B) As between the Swingline Lender, on the one hand, and the Administrative Agent and the Lenders, on the other hand, the Swingline Lender shall not make any Swingline Loan if the Swingline Lender shall have received, at least two Business Days before making such Swingline Loan, from the Administrative Agent, acting at the direction of the Required Lenders, an unrevoked written notice that any applicable condition precedent set forth or referred to in this Section 3.02 or Article V or VIII will not be satisfied and expressly requesting that the Swingline Lender cease to make Swingline Loans. Absent such notice, the Swingline Lender shall be justified and fully protected, as against the Administrative Agent and the Lenders, in making Swingline Loans, notwithstanding any knowledge of an Event of Default or Potential Default, any knowledge of failure of any applicable condition precedent set forth or referred to in this Section 3.02 or Article V or VIII to be satisfied, any other knowledge of the Swingline Lender, or any other event, condition or circumstance whatever.

                  (c) SWINGLINE LOAN PARTICIPATING INTERESTS.

                  (i) GENERALLY. At the discretion of the Swingline Lender at any time, the Swingline Lender may require each other Lender to purchase, acquire, accept and assume from the Swingline Lender, without recourse to, or representation or warranty by, the Swingline Lender, an undivided interest, in a proportion equal to such Lender's Pro Rata share, in all of the Swingline Lender's rights in the principal amount of outstanding Swingline Loans, together with accrued and unpaid interest thereon, and all collateral, guarantees and other rights from time to time directly or indirectly securing the foregoing (such interest of each Lender being referred to herein as a "Swingline Loan Participating Interest"). Amounts other than principal and interest on Swingline Loans, including amounts payable under or in connection with any zero-balance or other account maintained with the Swingline Lender or otherwise payable to the Swingline Lender in connection with any automatic borrowing system or other cash management operations for the Borrower shall be for the sole account of the Swingline Lender. On the date that any Purchasing Lender becomes a party to this Agreement in accordance with Section 10.14, Swingline Loan Participating Interests in any outstanding Swingline Loans held by the Lender from which such Purchasing Lender acquired its interest hereunder shall be proportionately reallocated between such Purchasing Lender and such transferor Lender (and, to the extent such transferor Lender is a Swingline Lender, the Purchasing Lender shall be deemed to have acquired a Swingline Loan Participating Interest from such transferor Lender to such extent).

                  (ii) OBLIGATIONS ABSOLUTE. Notwithstanding any other provision hereof, each Lender hereby agrees that its obligation to participate in each Swingline Loan issued in accordance herewith, and its obligation to make the payments specified in this Section 3.02(c), are each absolute, irrevocable and unconditional and shall not be affected by any event, condition or circumstance whatever. The failure of any Lender to make any such payment shall not relieve any other Lender of its funding obligation hereunder on the date due, but no Lender shall be responsible for the failure of any other Lender to meet its funding obligations hereunder.

                  (iii) PAYMENT BY LENDERS ON ACCOUNT OF SWINGLINE LOANS. If the Swingline Lender desires to sell Swingline Loan Participating Interests to the Lenders, the Swingline Lender will promptly notify the Administrative Agent thereof (which notice may be by telephone), and the Administrative Agent shall forthwith notify each Lender (which notice may be by telephone promptly confirmed in writing) thereof. No later than the Administrative Agent's close of business on the date such notice is given by the Administrative Agent (if such notice is given by the Administrative Agent before 12:00 noon., Pittsburgh time on such date), each such Lender will pay to the Administrative Agent, for the account of the Swingline Lender, in immediately available funds, an amount equal to such Lender's Pro Rata share of the outstanding principal amount of the Swingline Loans and accrued and unpaid interest thereon. If and to the extent that any Lender fails to make such payment to the Swingline Lender on such date, such Lender shall pay such amount on demand, together with interest, for the Swingline Lender's own account, for each day from and including the date of the Swingline Lender's payment to and including the date of repayment to the Swingline Lender (before and after judgment) following rates per annum: (x) for each day from and including the date of such payment by the Swingline Lender to and including the second Business Day thereafter, at the Federal Funds Effective Rate for such day, and
(y) for each day thereafter, at the rate applicable to the Swingline Loans for such day.

                  (iv) DISTRIBUTIONS TO PARTICIPANTS. If, at any time, after the Swingline Lender has made a Swingline Loan and has received from any Lender such Lender's share of such Swingline Loan, and the Swingline Lender receives any payment or makes any application of funds on account of such Swingline Loan, the Swingline Lender will pay to the Administrative Agent, for the account of such Lender, such Lender's Pro Rata share of such payment.

                  (v) RESCISSION. If any amount received by the Swingline Lender on account of any Swingline Loan or interest thereon shall be avoided, rescinded or otherwise returned or paid over by the Swingline Lender for any reason at any time, whether before or after the termination of this Agreement (or the Swingline Lender believes in good faith that such avoidance, rescission, return or payment is required, whether or not such matter has been adjudicated), each such Lender will, promptly upon notice from the Administrative Agent or the Swingline Lender, pay over to the Administrative Agent for the account of the Swingline Lender its Pro Rata share of such amount, together with its Pro Rata share of any interest or penalties payable with respect thereto.

                  (vi) EQUALIZATION. If any Lender receives any payment or makes any application on account of its Swingline Loan Participating Interest, such Lender shall forthwith pay over to the Swingline Lender, in Dollars and in like kind of funds received or applied by it the amount in excess of such Lender's ratable share of the amount so received or applied.

                  (d) CASH MANAGEMENT DOCUMENTATION. The representations, warranties and covenants by the Borrower under, and rights and remedies of the Swingline Lender under, any agreements relating to any zero-balance or other accounts maintained by the Borrower with the Swingline Lender from time to time, or relating to any automatic borrowing system or other cash management operations used to make Swingline Loans, are in addition to, and not in limitation or derogation of, representations, warranties and covenants by the Borrower under, and rights and remedies of the Swingline Lender and the Lenders under, this Agreement, the Loan Documents, any other applicable documents, instruments and agreements, and applicable law. Subject to the foregoing, in the event of any inconsistency between the terms of this Agreement and any such agreements or instruments, this Agreement shall prevail. The terms of this Agreement shall be deemed to be incorporated by reference into each such agreement or instrument (whether or not such agreement or instrument so states).

                  (e) CERTAIN PROVISIONS RELATING TO THE SWINGLINE LENDER.

                  (i) GENERAL. The Swingline Lender shall have no duties or responsibilities except those expressly set forth in this Agreement and the other Loan Documents, and no implied duties or responsibilities on the part of the Swingline Lender shall be read into this Agreement or any Loan Document or shall otherwise exist. The duties and responsibilities of the Swingline Lender to the other Lender Parties under this Agreement and the other Loan Documents shall be mechanical and administrative in nature, and no Swingline Lender shall have a fiduciary relationship in respect of any

Lender Party or any other Person. The Swingline Lender shall not be liable for any action taken or omitted to be taken by it under or in connection with this Agreement or any other Loan Document, unless caused by its own gross negligence or willful misconduct. The Swingline Lender shall not be under any obligation to ascertain, inquire or give any notice relating to (i) the performance or observance of any of the terms or conditions of this Agreement or any other Loan Document on the part of the Borrower, (ii) the business, operations, condition (financial or other) or prospects of the Borrower or any other Person, or (iii) the existence of any Event of Default or Potential Default. The Swingline Lender shall not be under any obligation, either initially or on a continuing basis, to provide the Administrative Agent or any Lender with any notices, reports or information of any nature, whether in its possession presently or hereafter, except for such notices, reports and other information expressly required by this Agreement to be so furnished.

                  (ii) ADMINISTRATION. The Swingline Lender may rely upon any notice or other communication of any nature (written or oral, including but not limited to telephone conversations, whether or not such notice or other communication is made in a manner permitted or required by this Agreement or any Loan Document) purportedly made by or on behalf of the proper party or parties, and the Swingline Lender shall not have any duty to verify the identity or authority of any Person giving such notice or other communication. The Swingline Lender may consult with legal counsel (including, without limitation, in-house counsel for the Swingline Lender or in-house or other counsel for the Borrower), independent public accountants and any other experts selected by it from time to time, and the Swingline Lender shall not be liable for any action taken or omitted to be taken in good faith in accordance with the advice of such counsel, accountants or experts. Whenever the Swingline Lender shall deem it necessary or desirable that a matter be proved or established with respect to the Borrower or any Lender Party, such matter may be established by a certificate of the Borrower or such Lender Party, as the case may be, and the Swingline Lender may conclusively rely upon such certificate.

                  (iii) INDEMNIFICATION OF SWINGLINE LENDER BY LENDERS. Each Lender hereby agrees to reimburse and indemnify the Swingline Lender and its directors, officers, employees and agents (to the extent not reimbursed by the Borrower and without limitation of the obligations of the Borrower to do so), Pro Rata, from and against any and all amounts, losses, liabilities, claims, damages, expenses, obligations, penalties, actions, judgments, suits, costs or disbursements of any kind or nature (including, without limitation, the fees and disbursements of counsel (other than in-house counsel) for the Swingline Lender or such other Person in connection with any investigative, administrative or judicial proceeding commenced or threatened, whether or not the Swingline Lender or such other Person shall be designated a party thereto) that may at any time be imposed on, incurred by or asserted against the Swingline Lender, in its capacity as such, or such other Person, as a result of, or arising out of, or in any way related to or by reason of, this Agreement, any other Loan Document, any transaction from time to time contemplated hereby or thereby, or any transaction financed in whole or in part, or directly or indirectly, with the proceeds of any Swingline Loan, provided, that no Lender shall be liable for any portion of such amounts, losses, liabilities, claims, damages, expenses, obligations, penalties, actions, judgments, suits, costs or disbursements resulting from the gross negligence or willful misconduct of the Swingline Lender or such other Person.

                  3.03. THE COMPETITIVE BID SUBFACILITY.

                  (a) COMPETITIVE BID LOANS.

                  (i) COMPETITIVE BID LOANS. Subject to the terms and conditions of this Agreement, the Borrower may, as set forth in this Section 3.03, request the Lenders from time to time prior to the

Revolving Credit Maturity Date to make offers to make Competitive Bid Loans to the Borrower. Each Lender may, but shall have no obligation to, make one or more such offers, and the Borrower may, but shall have no obligation to, accept any such offers, in the manner set forth in this Section 3.03. The Borrower shall not request or accept any offer to make a Competitive Bid Loan except within the following limitations: (A) the Investment Grade Rating Condition shall be satisfied on the date of such request, (B) the aggregate principal amount of Competitive Bid Loans outstanding at any time shall not exceed $150,000,000, and
(C) the aggregate Revolving Credit Usages of the Lenders may not exceed the aggregate Revolving Credit Committed Amounts of the Lenders at any time.

                  (ii) MATURITY; INTEREST RATE. The principal amount of each Competitive Bid Loan shall be due and payable on the last day of the applicable Funding Period specified in the related Competitive Bid Request, or at such earlier time as may be required by the Loan Documents. The Borrower may not voluntarily prepay any Competitive Bid Loan. The outstanding principal amount of each Competitive Bid Loan shall bear interest for each day until due at a rate per annum (computed on the basis of a year of 360 days and actual days elapsed) equal to the Competitive Bid Rate quoted by the Lender making such Competitive Bid Loan in accordance with Section 3.03(d).

                  (iii) FUNDING PERIODS. The Funding Period for any Competitive Bid Loan ("Competitive Bid Funding Period") shall be the period commencing on the date of borrowing specified in the applicable Competitive Bid Request and ending such number of days thereafter (but not more than 90 days) as the Borrower may elect; provided, that (A) any Competitive Bid Funding Period which would otherwise end on a day which is not a Business Day shall be extended to the next succeeding Business Day, and (B) any Competitive Bid Funding Period which would otherwise end after the Revolving Credit Maturity Date shall end on the Revolving Credit Maturity Date.

                  (iv) COMPETITIVE BID NOTES. The obligation of the Borrower to repay the unpaid principal amount of Competitive Bid Loans made by each Lender and to pay interest thereon shall be evidenced in part by promissory notes of the Borrower, dated the date hereof (the "Competitive Bid Notes"), in substantially the form attached hereto as Exhibit A-3, with the blanks appropriately filled, payable to the order of such Lender.

                  (v) ADMINISTRATION FEE. The Borrower shall pay to the Administrative Agent, for its own account, a fee of $500 for each Competitive Bid Request by the Borrower. Such fee shall be due and payable on demand or, if no demand is made, on the earliest to occur of (x) the first Regular Payment Date on or after the date of such Competitive Bid Request or (y) the Revolving Credit Maturity Date.

                  (b) COMPETITIVE BID REQUESTS. When the Borrower wishes to request offers to make Competitive Bid Loans under this Section 3.03, it shall transmit to the Administrative Agent by facsimile transmission or telex a Competitive Bid Request in substantially the form of Exhibit B-1, duly completed, so as to be received by the Administrative Agent no later than 11:00 a.m., Pittsburgh time, on the Business Day prior to the date of such Competitive Bid Borrowing (or such other time and date as the Borrower and the Administrative Agent shall have mutually agreed and shall have notified to the Lenders not later than the date of the Competitive Bid Request for the first proposed Competitive Bid Borrowing for which such change is to become effective), specifying:

                  (i) The proposed date of such Competitive Bid Borrowing, which shall be a Business Day;

                  (ii) The principal amount of such proposed Competitive Bid Borrowing, which shall be $10,000,000 or a larger multiple of $1,000,000; and

                  (iii) The Funding Period of such proposed Competitive Bid Loan, subject to the provisions of Section 3.03(a)(iii).

The Borrower may request offers to make Competitive Bid Loans for more than one Funding Period in a single Competitive Bid Request. No Competitive Bid Request shall be given within five Business Days (or such other number of days as the Borrower and the Administrative Agent may agree) of any other Competitive Bid Request.

                  (c) COMPETITIVE BID NOTICE OF REQUEST. Promptly upon its receipt of each Competitive Bid Request, the Administrative Agent shall send to each Lender by facsimile transmission or telex a notice in substantially the form of Exhibit B-2 (a "Competitive Bid Notice of Request"), which shall constitute an invitation by the Borrower to each Lender to submit Competitive Bid Quotes offering to make the Competitive Bid Loans to which such Competitive Bid Request relates in accordance with this Section 3.03.

                  (d) SUBMISSION AND CONTENTS OF COMPETITIVE BID QUOTES.

                  (i) SUBMISSION OF COMPETITIVE BID QUOTES. Each Lender may, in its sole discretion, submit a Competitive Bid Quote containing an offer or offers to make one or more Competitive Bid Loans in response to a Competitive Bid Notice of Request. Each Competitive Bid Quote must comply with the requirements of this Section 3.03(d) and must be submitted to the Administrative Agent by facsimile transmission or telex at its Office specified in or pursuant to Section 10.05 so that it is received by the Administrative Agent no later than 9:30 a.m., Pittsburgh time, on the proposed date of Borrowing (or such other time or date as the Borrower and the Administrative Agent shall have mutually agreed and shall have notified to the Lenders not later than the date of the Competitive Bid Request for the first Competitive Bid Borrowing for which such change is to be effective); provided, that any Competitive Bid Quote submitted by the Administrative Agent in the capacity of a Lender may be submitted, and may only be submitted, if the Administrative Agent notifies the Borrower of the terms of the offer or offers contained therein not later than 15 minutes prior to the deadline for the other Lenders. Subject to Articles V and VIII, any Competitive Bid Quote so made shall be irrevocable except with the written consent of the Administrative Agent given on the instructions of the Borrower.

                  (ii) CONTENTS OF COMPETITIVE BID QUOTE. Each Competitive Bid Quote shall be substantially in the form of Exhibit B-3, duly completed, and shall in any case specify:

                  (A) the proposed date of the Competitive Bid Borrowing and the Funding Period therefor;

                  (B) the principal amount of the Competitive Bid Loan for which each such offer is being made, which principal amount (w) may be greater than or less than the Revolving Credit Committed Amount of such quoting Lender, (x) must be $5,000,000 or a larger multiple of $1,000,000, (y) may not exceed the principal amount of Competitive Bid Loans for which offers were requested, and (z) may be subject to an aggregate limitation as to the principal amount of Competitive Bid Loans for which offers being made by such quoting Lender may be accepted;

                  (C) the rate of interest per annum (specified to the nearest 1/10,000th of 1%) (the "Competitive Bid Rate") offered for each such Competitive Bid Loan; and

                  (D) the identity of the quoting Lender.

A Competitive Bid Quote may set forth up to five separate offers by the quoting Lender with respect to each Funding Period specified in the related Competitive Bid Notice of Request.

                  (iii) CERTAIN LIMITATIONS ON COMPETITIVE BID QUOTES. A Competitive Bid Quote shall be disregarded if it:

                  (A) is not substantially in conformity with Exhibit B-3 or does not specify all of the information required by Section 3.03(d)(ii);

                  (B) contains qualifying, conditional or similar language;

                  (C) proposes terms other than or in addition to those set forth in the applicable Competitive Bid Notice of Request; or

                  (D) arrives after the time set forth in Section 3.03(d)(i).

                  (e) NOTICE TO BORROWER. Not later than 10:00 a.m., Pittsburgh time, on the proposed date of Competitive Bid Borrowing (or such other time as the Borrower and the Administrative Agent shall have mutually agreed), the Administrative Agent shall notify the Borrower of the terms (x) of any Competitive Bid Quote submitted by a Lender that is in accordance with Section 3.03(d) and (y) of any Competitive Bid Quote that amends, modifies or is otherwise inconsistent with a previous Competitive Bid Quote submitted by such Lender with respect to the same Competitive Bid Request. Any such subsequent Competitive Bid Quote shall be disregarded by the Administrative Agent unless such subsequent Competitive Bid Quote is submitted solely to correct a manifest error in such former Competitive Bid Quote. The Administrative Agent's notice to the Borrower shall specify (A) the aggregate principal amount of Competitive Bid Loans for which offers have been received for each Funding Period specified in the related Competitive Bid Request, (B) the respective principal amounts and Competitive Bid Rates, so offered and (C) if applicable, limitations on the principal amount of Competitive Bid Loans for which offers in any single Competitive Bid Quote may be accepted.

                  (f) ACCEPTANCE AND NOTICE BY BORROWER. Not later than 10:30 a.m., Pittsburgh time, on the proposed date of Competitive Bid Borrowing (or such other time and date as the Borrower and the Administrative Agent shall have mutually agreed and shall have notified to the Lenders not later than the date of the Competitive Bid Request for the first proposed Competitive Bid Borrowing for which such change is to be effective), the Borrower shall notify the Administrative Agent of its acceptance or non-acceptance of the offers so notified to it pursuant to Section 3.03(e) (and failure by the Borrower to give such notice by such time shall constitute non-acceptance). In the case of acceptance, such notice (a "Competitive Bid Acceptance Notice") shall specify the aggregate principal amount of offers for each Funding Period that are accepted. The Borrower may, but shall not be obligated to, accept any Competitive Bid Quote in whole or in part; provided, that:

                  (A) the aggregate principal amount of each Competitive Bid Borrowing may not exceed the applicable amount set forth in the related Competitive Bid Request;

                  (B) the aggregate principal amount of each Competitive Bid Borrowing must be $10,000,000 or a larger multiple of $1,000,000;

                  (C) acceptance of Competitive Bid Quotes may be made only in ascending order of Competitive Bid Rates, beginning with the lowest Competitive Bid Rate so offered; and

                  (D) the Borrower may not accept any Competitive Bid Quote that is described in Section 3.03(d)(iii) or that otherwise fails to comply with the requirements of this Agreement.

                  (g) ALLOCATION BY ADMINISTRATIVE AGENT. If Competitive Bid Quotes are made by two or more Lenders with the same Competitive Bid Rates for a greater aggregate principal amount than the amount in respect of which such Competitive Bid Quotes are accepted for the related Funding Period, the principal amount of Competitive Bid Loans in respect of which such Competitive Bid Quotes are accepted shall be allocated by the Administrative Agent among such Lenders as nearly as possible (in multiples of $1,000,000, as the Administrative Agent may deem appropriate) in proportion to the aggregate principal amount of such Competitive Bid Quotes. Determinations by the Administrative Agent of the amounts of Competitive Bid Loans shall be conclusive in the absence of manifest error.

                  (h) NOTICE TO THE LENDERS. Upon receipt of a Competitive Bid Acceptance Notice, the Administrative Agent shall promptly notify each Lender participating therein of the contents thereof and of such Lenders share (if any) of such Competitive Bid Borrowing and such Competitive Bid Acceptance Notice shall not thereafter be revocable by the Borrower.

                  (i) FUNDING OF COMPETITIVE BID LOANS. Unless any applicable condition specified in Article V hereof has not been satisfied, no later than 2:00 p.m., Pittsburgh time, on the date of each Competitive Bid Borrowing, each Lender participating therein shall make available its share of such Competitive Bid Borrowing, in immediately available funds, to the Administrative Agent at its Office. The Administrative Agent shall make the funds so received available to the Borrower in funds immediately available at the Administrative Agent's Office.


                                   ARTICLE IV
                         REPRESENTATIONS AND WARRANTIES

                  The Borrower hereby represents and warrants to each Lender Party as follows:

                  4.01. CORPORATE STATUS. The Borrower and each Subsidiary of the Borrower is a corporation duly organized, validly existing and in good standing under the laws of its jurisdiction of incorporation. The Borrower and each Subsidiary of the Borrower has corporate power and authority to own its property and to transact the business in which it is engaged or presently proposes to engage. The Borrower and each Subsidiary of the Borrower is duly qualified to do business as a foreign corporation and is in good standing in all jurisdictions in which the ownership of its properties or the nature of its activities or both makes such qualification necessary or advisable, except for matters that, individually or in the aggregate, do not have a Material Adverse Effect.

                  4.02. CORPORATE POWER AND AUTHORIZATION. The Borrower and each other Loan Party has corporate power and authority to execute, deliver, perform, and take all actions contemplated by, each Loan Document to which it is a party, and all such action has been duly and validly authorized by all necessary corporate proceedings on its part. Without limitation of the foregoing, the Borrower has the corporate power and authority to borrow and to cause Letters of Credit to be issued pursuant to the Loan Documents to the fullest extent permitted hereby and thereby from time to time, and has taken all necessary corporate action to authorize such borrowings and such issuances of Letters of Credit.

                  4.03. EXECUTION AND BINDING EFFECT. This Agreement, each other Loan Document to which the Borrower or any other Loan Party is a party and which is executed and delivered or required to be executed and delivered on or before the date as of which this representation and warranty is made, or deemed made, has been duly and validly executed and delivered by the Borrower or such Loan Party, as the case may be. This Agreement and each such Loan Document constitutes, and each other Loan Document when executed and delivered by the Borrower or such Loan Party, as the case may be, will constitute, the legal, valid and binding obligation of the Borrower or such Loan Party, as the case may be, enforceable against the Borrower or such Loan Party, as the case may be, in accordance with its terms.

                  4.04. GOVERNMENTAL APPROVALS AND FILINGS. No approval, order, consent, authorization, certificate, license, permit or validation of, or exemption or other action by, or filing, recording or registration with, or notice to, any Governmental Authority (collectively, "Governmental Action") is or will be necessary or reasonably advisable in connection with the execution and delivery of any Loan Document, consummation of the transactions herein or therein contemplated (including without limitation the Acquisition), performance of or compliance with the terms and conditions hereof or thereof or to ensure the legality, validity, binding effect, enforceability or admissibility in evidence hereof or thereof, except for (v) such Governmental Actions as have been obtained or made and are in full force and effect, (w) filings in respect of Foreign Subsidiaries in connection with the Acquisition which have been duly made, (x) the filing of an appropriate certificate of merger in connection with the Merger, (y) filings and recordings in respect of the Liens in favor of the Collateral Agent securing the Obligations, and (z) filings by the Borrower and its Subsidiaries pursuant to the Securities Act of 1933, as amended, or the Securities Exchange Act of 1934, as amended, and rules and regulations thereunder. Each such Governmental Action has been duly obtained or made, as the case may be, and is in full force and effect (except for the filing of continuation statements and like renewal filings and recordings which are not yet required to be made). There is no action, suit, proceeding or investigation pending or (to the Borrower's knowledge after due inquiry) threatened which seeks or may result in the reversal, rescission, termination, modification or suspension of any such Governmental Action.

                  4.05. ABSENCE OF CONFLICTS. Neither the execution and delivery of any Loan Document, nor consummation of the transactions herein or therein contemplated (including without limitation the Acquisition), nor performance of or compliance with the terms and conditions hereof or thereof, does or will

                  (a) violate or conflict with any Law, or

                  (b) violate or conflict with, or constitute a default under, or result in (or give rise to any right, contingent or otherwise, of any Person to cause) any termination, cancellation, prepayment or acceleration of performance of, or result in the creation or imposition of (or give rise to any obligation, contingent or other, to create or impose) any Lien upon any property of the Borrower or any Subsidiary of the Borrower (except for any Lien in favor of the Collateral Agent securing the Obligations) pursuant to, or otherwise result in (or give rise to any right, contingent or other, of any Person to cause) any change in any right, power, privilege, duty or obligation of the Borrower or any Subsidiary of the Borrower under or in connection with,
         (i) the articles of incorporation or by-laws (or other constitutional documents) of the Borrower or any Subsidiary of the Borrower, or (ii) any agreement or instrument to which the Borrower or any Subsidiary of the Borrower is a party or by which any of them or any of their respective properties may be subject or bound, except, in the case of the foregoing clause (b)(ii), for matters that individually or in the aggregate, do not have a Material Adverse Effect (including without limitation the Cross-Default Excepted Indebtedness).

                  4.06. AUDITED FINANCIAL STATEMENTS.

                  (a) BORROWER. The Borrower has furnished to each Lender a copy of the consolidated balance sheets of the Borrower and its consolidated Subsidiaries as of June 30, 1997 and June 30, 1996 and the related consolidated statements of income, cash flows and changes in shareholders' equity for the fiscal years then ended, as examined and reported on by Arthur Andersen LLP, independent certified public accountants for the Borrower, as set forth in the Borrower's reports on Form 10-K for 1997 and 1996. Such financial statements (including the notes thereto) present fairly, in all material respects, the financial condition of the Borrower and its consolidated Subsidiaries as of the end of each such fiscal year and the results of their operations, cash flows and changes in stockholders' equity for the fiscal years then ended, all in conformity with GAAP.

                  (b) TARGET. The Borrower has furnished to each Lender a copy of the consolidated balance sheets of the Target and its consolidated Subsidiaries as of December 31, 1996 and December 31, 1995 and the related consolidated statements of income, cash flows and changes in stockholders' equity for the fiscal years then ended, as examined and reported on by Price Waterhouse LLP, independent certified public accountants for the Target, as set forth in the Target's reports on Form 10-K for 1996 and 1995. Such financial statements (including the notes thereto) present fairly, in all material respects, the financial condition of the Target and its consolidated Subsidiaries as of the end of each such fiscal year and the results of their operations, cash flows and changes in stockholders' equity for the fiscal years then ended, all in conformity with GAAP.

                  4.07. INTERIM FINANCIAL STATEMENTS.

                  (a) BORROWER. The Borrower has furnished to each Lender a copy of the interim consolidated balance sheets of the Borrower and its consolidated Subsidiaries as of the end of the first fiscal quarter of the fiscal year beginning July 1, 1997 and the related consolidated statements of income and cash flows for such fiscal quarter, as set forth in the Borrower's report on Form 10-Q for such fiscal quarter. Such financial statements (including the notes thereto) present fairly, in all material respects, the financial condition of the Borrower and its consolidated Subsidiaries as of the end of such fiscal quarter and the results of their operations and their cash flows for such fiscal quarter, all in conformity with GAAP, subject to normal and recurring year-end audit adjustments which are not in the aggregate material, and except that such financial statements do not contain all of the footnote disclosures required by GAAP.

                  (b) TARGET. The Borrower has heretofore furnished to each Lender copies of the interim consolidated balance sheets of Target and its consolidated Subsidiaries as of the end of the first three fiscal quarters of the fiscal year beginning January 1, 1997 and the related consolidated statements of income and cash flows for such fiscal quarters, as set forth in the Target's reports on Form 10-Q for such fiscal quarters. Such financial statements (including the notes thereto) present fairly, in all material respects, the financial condition of Target and its consolidated Subsidiaries as of the end of each such fiscal quarter and the results of their operations and their cash flows for each such fiscal quarter, all in conformity with GAAP, subject to normal and recurring year-end audit adjustments which are not in the aggregate material, and except that such financial statements do not contain all of the footnote disclosures required by GAAP.

                  4.08. ABSENCE OF UNDISCLOSED LIABILITIES. Neither the Borrower nor any Subsidiary of the Borrower has any liability or obligation of any nature (whether absolute, accrued, contingent or other, whether or not due, including but not limited to forward or long-term commitments or unrealized or anticipated losses from unfavorable commitments), except (a) liabilities and obligations disclosed in the financial statements referred to in Sections 4.06 and 4.07, (b) liabilities and obligations incurred after June 30, 1997, in the case of the Borrower and its Subsidiaries, or after December 31, 1996, in the case of Target and its Subsidiaries, in the ordinary course of business and consistent with past practices, (c) obligations (including transaction costs) in connection with the Acquisition and this Agreement, and (d) matters that, individually or in the aggregate, do not have a Material Adverse Effect.

                  4.09. ACCURATE AND COMPLETE DISCLOSURE. All written information heretofore, contemporaneously or hereafter provided by or on behalf of the Borrower or any Subsidiary of the Borrower to any Lender Party pursuant to or in connection with any Loan Document or any transaction contemplated hereby or thereby is or will be (as the case may be) true and accurate in all material respects on the date as of which such information is dated (or, if not dated, when received by such Lender Party) and does not or will not (as the case may be) omit to state any material fact necessary to make such information not misleading at such time in light of the circumstances in which it was provided. The Borrower has disclosed to the Administrative Agent every occurrence or event known to the Borrower which has, or which could have so far as the Borrower can reasonably foresee, a Material Adverse Effect (exclusive of political, social or economic events of general national or global scope).

                  4.10. SOLVENCY. On the date of each Loan or other extension of credit under this Agreement and after giving effect to application of the proceeds thereof in accordance with the terms of the Loan Documents, each Loan Party and each Significant Subsidiary of the Borrower is and will be Solvent.

                  4.11. MARGIN REGULATIONS. Neither any extension of credit under this Agreement nor any use of proceeds of any such extension of credit will violate or conflict with the Margin Regulations. No part of the proceeds of any extension of credit under this Agreement will be used for the purpose of buying or carrying Margin Stock or to extend credit to others for the purpose of buying or carrying any Margin Stock (except proceeds used for the purpose of buying Target Shares in the Acquisition in accordance with Section 6.09). Neither the Borrower nor any Subsidiary of the Borrower is engaged in the business of extending credit to others for the purpose of buying or carrying Margin Stock. At the time of the making of each Loan and the issuance of each Letter of Credit after consummation of the Merger, not more than 25% of the value of the assets of the Borrower and its Subsidiaries taken as a whole will constitute Margin Stock.

                  4.12. REGULATORY RESTRICTIONS. Neither the Borrower nor any Subsidiary of the Borrower is (a) an "investment company" or a company "controlled" by an investment company within the meaning of the Investment Company Act of 1940, as amended, (b) a "holding company" or a "subsidiary company" of a "holding company" or an "affiliate" of either a "holding company" or a "subsidiary company" within the meaning of the Public Utility Holding Company Act of 1935, as amended, or (c) subject to any other Law which purports to restrict or regulate its ability to borrow money or obtain credit.

                  4.13. LITIGATION. There is no pending or (to the knowledge of the Borrower after due inquiry) threatened action, suit, proceeding or investigation by or before any Governmental Authority against or affecting the Borrower or any Subsidiary of the Borrower, except for (a) matters set forth in
Schedule 4.13, (b) matters described in the financial statements referred to in Sections 4.06 and 4.07 and (c) matters that if adversely decided, individually or in the aggregate, would not reasonably be expected to have a Material Adverse Effect.

                  4.14. ABSENCE OF OTHER CONFLICTS. Neither the Borrower nor any Subsidiary of the Borrower is in violation of or conflict with, or is subject to any contingent liability on account of any violation of or conflict with:

                  (a) any Law,

                  (b) its articles of incorporation or by-laws (or other constitutional documents), or

                  (c) any agreement or instrument to which it is party or by which it or any of its properties may be subject or bound,

except for matters that, individually or in the aggregate, would not reasonably be expected to have a Material Adverse Effect (including without limitation the Cross-Default Excepted Indebtedness).

                  4.15. INSURANCE. The Borrower and each Subsidiary of the Borrower maintains with financially sound and reputable insurers (not related to or affiliated with the Borrower or any Subsidiary of the Borrower) insurance with respect to its properties and business and against at least such liabilities, casualties and contingencies and in at least such types and amounts as is customary in the case of corporations engaged in the same or a similar business or having similar properties similarly situated.

                  4.16. TITLE TO PROPERTY. The Borrower and each Subsidiary of the Borrower has good and marketable title to all real property owned or purported to be owned by it and good title to all other property of whatever nature owned or purported to be owned by it, in each case necessary or material to its operations, including but not limited to the property reflected in the most recent audited balance sheets referred to in Section 4.06 or submitted pursuant to Section 6.01(a), as the case may be (except as sold or otherwise disposed of after the date of such balance sheets in transactions which, before the effective date of this Agreement, were permitted by the applicable agreements referred to in Section 5.01(m), and after the effective date of this Agreement, are permitted by the Loan Documents), in each case free and clear of all Liens, other than Permitted Liens.

                  4.17. INTELLECTUAL PROPERTY. The Borrower and each Subsidiary of the Borrower owns, or is licensed or otherwise has the right to use, all the patents, trademarks, service marks, names (trade, service, fictitious or other), copyrights, technology (including but not limited to computer programs and software), know-how, processes, databases and other rights, free from burdensome restrictions, necessary to own and operate its properties and to carry on its business as presently conducted and presently planned to be conducted without conflict with the rights of others, except for matters that, individually or in the aggregate, do not have a Material Adverse Effect.

                  4.18. TAXES. All tax and information returns required to be filed by or on behalf of the Borrower or any Subsidiary of the Borrower have been properly and timely prepared, executed and filed, except for matters that, individually or in the aggregate, do not have a Material Adverse Effect. All taxes, assessments, fees and other governmental charges upon the Borrower or any Subsidiary of the Borrower or upon any of their respective properties, incomes, sales or franchises which are due and payable have been paid, other than those not yet delinquent and payable without premium or penalty, except for matters that, individually or in the aggregate, do not have a Material Adverse Effect. The reserves and provisions for taxes on the books of the Borrower and each Subsidiary of the Borrower for all open years and for its current fiscal period are adequate in accordance with GAAP. Neither the Borrower nor any Subsidiary of the Borrower knows of any proposed additional assessment or basis for any assessment for additional taxes

(whether or not reserved against), except for matters that, individually or in the aggregate, do not have a Material Adverse Effect.

                  4.19. EMPLOYEE BENEFITS. Each Plan and, to the knowledge of the Borrower, each Multiemployer Plan, is in compliance in all material respects with, and has been administered in all material respects in compliance with, its terms and the applicable provisions of ERISA, the Code, and each other applicable state, federal and foreign law. No Pension-Related Event has occurred and is continuing. Neither the Borrower nor any Controlled Group Member has incurred any liability to the PBGC, other than liabilities for payment of periodic PBGC payments

                  4.20. ENVIRONMENTAL MATTERS. In the ordinary course of its business, the Borrower reviews the effect of applicable Environmental Laws on the business, operations and properties of the Borrower and its Subsidiaries, in the course of which it identifies and evaluates actual and potential associated liabilities and costs (including without limitation any capital or operating expenditures required for clean-up or closure of properties presently or previously owned or operated, any capital or operating expenditures required to achieve or maintain compliance with environmental protection standards imposed by Law or as a condition of any license, permit or contract, any related constraints on operating activities, including any periodic or permanent shutdown of any facility, restriction on transportation of any substance or reduction in the level of or change in the nature of operations and any actual or potential liabilities to third parties, including employees, and any related costs and expenses). On the basis of its review, the Borrower has reasonably concluded that Environmental Laws do not have a Material Adverse Effect.


                                    ARTICLE V
                                   CONDITIONS

                  5.01. CONDITIONS TO EXTENSION OF CREDIT ON THE CLOSING DATE. The obligation of each Lender to make any Loan on the Closing Date and the obligation of the Issuing Bank Representative to cause Issuing Bank to issue any Letter of Credit on the Closing Date is subject to performance by each of the Loan Parties of their respective obligations to be performed under the Loan Documents on or before the date such Loan is made or such Letter of Credit is issued, to satisfaction of any conditions precedent set forth elsewhere in the Loan Documents and to satisfaction of the following further conditions precedent:

                  (a) AGREEMENTS; NOTES. The Administrative Agent shall have received this Agreement, with a counterpart for each Lender, and Committed Notes, Competitive Bid Notes and a Swingline Note, each duly executed on behalf of the Borrower and conforming to the requirements of this Agreement.

                  (b) SHARED SECURITY DOCUMENTS. The Collateral Agent shall have received the following, each of which shall be in form and substance satisfactory to the Administrative Agent:

                  (i) The Collateral Agency Agreement, duly executed on behalf of the Borrower and the other parties thereto;

                  (ii) The Borrower Pledge Agreement, duly executed on behalf of the Borrower;

                  (iii) The Subsidiary Guaranty, duly executed on behalf of each Subsidiary, if any, which as of the Closing Date satisfies the criteria set forth in Section 6.13(a) for becoming a Subsidiary Guarantor;

                  (iv) Subsidiary Pledge Agreements, duly executed on behalf of each Subsidiary Guarantor, if any, which as of the Closing Date satisfies the criteria set forth in Section 6.13(b) for becoming party to a Subsidiary Pledge Agreement;

                  (v) The stock certificates and other instruments required to be delivered pursuant to the Shared Security Documents, accompanied by duly executed instruments of transfer or assignment, blank and undated;

                  (vi) Financing statements executed by the Borrower and each Subsidiary Pledgor in proper form for filing in such jurisdictions as may be necessary or, in the opinion of the Administrative Agent, desirable to perfect or protect Liens created or purported to be created by the Shared Security Documents (which financing statements shall cover all investment property of the debtor and proceeds thereof);

                  (vii) Evidence of contemporaneous searches of UCC, tax and other appropriate registers, dockets and records as shall have been requested by the Administrative Agent;

                  (viii) To the extent, if any, that a Lien is to be granted on capital stock or other equity interests of foreign issuers pursuant to the above Shared Security Documents on the Closing Date, such additional or supplementary security documentation, satisfactory in form and substance to the Administrative Agent, as may be necessary or, in the opinion of the Administrative Agent, desirable to create, perfect or protect the Liens created or purported to be created by the above Shared Security Documents, and such opinions of foreign counsel, reasonably satisfactory in form and substance to the Administrative Agent, as to such matters as the Administrative Agent may reasonably request; and

                  (ix) Evidence that all other actions necessary or, in the opinion of the Administrative Agent, desirable to create, perfect or protect the Liens created or purported to be created by the above Shared Security Documents have been taken.

                  (c) CORPORATE PROCEEDINGS. The Administrative Agent shall have received certificates by the Secretary or Assistant Secretary of each Loan Party dated as of the Closing Date as to (i) true copies of the articles of incorporation and by-laws (or other constitutional documents) of each Loan Party in effect on the Closing Date, (ii) true copies of all corporate action taken by each Loan Party relative to the Loan Documents, and (iii) the incumbency and signature of the respective officers of each Loan Party executing the Loan Documents to which such Loan Party is party, together with satisfactory evidence of the incumbency of such Secretary or Assistant Secretary. The Administrative Agent shall have received certificates from the appropriate Secretary of State or other applicable Governmental Authority, dated not more than 30 days before the Closing Date, showing the good standing of each Loan Party in its jurisdiction of incorporation.

                  (d) NOTICE. Notice with respect to such Loan or Letter of Credit shall have been given by the Borrower in accordance with Article II or Article III, as the case may be.

                  (e) REPRESENTATIONS AND WARRANTIES. Each of the representations and warranties made by each Loan Party herein and in each other Loan Document shall be true and correct in all material respects on and as of such date as if made on and as of such date, both before and after giving effect to the purchase of Target Shares pursuant to the Offer to Purchase and to the Loans requested to be made and Letters of Credit requested to be issued on the Closing Date (except for Sections 4.06 and 4.07, which are made only as of the date of this Agreement).

                  (f) NO DEFAULT. No Event of Default or Potential Default shall have occurred and be continuing on the Closing Date or after giving effect to the purchase of Target Shares pursuant to the Offer to Purchase and to the Loans requested to be made and the Letters of Credit requested to be issued on the Closing Date.

                  (g) NO VIOLATIONS OF LAW. Neither the making nor use of the Loans or the Letters of Credit shall cause any Lender Party to violate any Law.

                  (h) NO MATERIAL ADVERSE CHANGE. There shall not have occurred a material adverse change in the business, operations, condition (financial or other) or prospects of the Borrower and its Subsidiaries taken as a whole (without regard to Target and its Subsidiaries) since June 30, 1997, or of Target and its Subsidiaries taken as a whole since December 31, 1996, except as reflected in the financial statements furnished pursuant to Section 4.06 and 4.07.

                  (i) LITIGATION. Without limiting the generality of Sections
         4.13 and 5.01(e), there shall not be pending or (to the knowledge of the Borrower after due inquiry, threatened) any action, suit, proceeding or investigation by or before any Governmental Authority which (i) seeks to challenge, prevent or declare illegal any transaction contemplated by the Loan Documents (including without limitation the purchase of Target Shares pursuant to the Offer to Purchase, or the Merger), (ii) could have a material adverse effect on the business, operations, condition (financial or other) or prospects of the Borrower and its Subsidiaries (including Target and its Subsidiaries) taken as a whole.

                  (j) OFFICERS' CERTIFICATES. The Administrative Agent shall have received a certificate dated the Closing Date, signed by a Responsible Officer of the Borrower, in the form attached hereto as Exhibit E and as to such other matters as the Administrative Agent may request.

                  (k) PROJECTIONS. The Borrower shall have prepared and delivered to the Administrative Agent the following items (the "Closing Date Projections"): a table of sources and uses of funds associated with the Acquisition, pro forma financial statements as of September 30, 1997 reflecting the Acquisition (including the incurrence and payment of Indebtedness in connection with the Acquisition), and other acquisitions made by the Borrower since September 30, 1997 (including the incurrence and payment of indebtedness in connection therewith), and projections covering the periods through the Revolving Credit Maturity Date, accompanied by a written statement of the assumptions and estimates underlying such projections. The Closing Date Projections shall be in form satisfactory to the Administrative Agent and each Syndication Agent and shall in any case be at least as detailed as the similar items delivered by the Borrower to the Administrative Agent and each Syndication Agent under cover of a letter dated October 13, 1997 (the "Commitment Date Projections"). The Closing Date Projections shall not show a financial condition, results of operations or cash flows for any date or period materially less favorable (in the good faith judgment of the Administrative Agent or any Syndication Agent) than shown in the Commitment Date Projections. As of the Closing Date, (i) the Closing Date Projections (including the assumptions and estimates on which the Closing Date Projections are based) shall be reasonable, shall represent the Borrower's best judgment on such matters, and shall be consistent with the requirements of the Loan Documents, (ii) there shall be no statements or conclusions in the Closing Date Projections which are based upon or include information known to the Borrower to be materially misleading or which fail to take into account material information regarding the matters reported therein, and (iii) nothing shall have come to the attention of the Borrower as of the Closing Date which would lead it to believe that the Closing Date Projections will not be attained or exceeded.

                  (l) LEGAL OPINIONS. The Administrative Agent shall have received the following opinion, addressed to the Administrative Agent, the Collateral Agent and each Lender and dated the Closing Date: opinion of Buchanan Ingersoll Professional Corporation, counsel to the Borrower and its Subsidiaries, in substantially the form set forth as Exhibit F.

                  (m) DISCHARGE OF CERTAIN EXISTING INDEBTEDNESS. Substantially simultaneously with funding under this Agreement, Borrower and its Subsidiaries (including Target and its Subsidiaries) shall have paid and discharged all of their respective obligations to pay principal, interest, fees and other amounts outstanding or otherwise payable in connection with the following agreements or instruments, all commitments to lend under or in connection therewith shall have been terminated, all outstanding letters of credit under or in connection therewith (if any) shall have been terminated, and all collateral security (if any) therefor shall have been released: (i) Credit Agreement dated as of April 19, 1996 among the Borrower, and Deutsche Bank AG, New York Branch and/or Cayman Islands Branch, Mellon Bank, N.A., and PNC Bank, National Association, as lenders, as amended, and
         (ii) Credit Facilities and Reimbursement Agreement dated as of December 9, 1996 by and among the Target and two other named borrowers, NationsBank, N.A. and five other named lenders, and NationsBank, N.A., as Agent, as amended.

                  (n) ACQUISITION DOCUMENTS. The Borrower shall have provided to the Administrative Agent a true, correct and complete copy, certified as such by the Borrower, of (i) the Merger Agreement (including all exhibits, schedules and disclosure letters, if any, delivered pursuant thereto, all amendments and waivers relating thereto, and any side letters or agreements affecting the terms thereof), and (ii) the Offer to Purchase and all amendments, exhibits and related documents filed with the Securities and Exchange Commission or distributed to the stockholders of Target in connection with the Offer to Purchase. The Merger Agreement as initially executed shall not have been amended, modified or supplemented, nor shall any condition thereof shall have been waived, except as consented to in writing by the Administrative Agent.

                  (o) ACQUISITION CONDITIONS. On the Closing Date all conditions to the purchase of Target Shares pursuant to the Merger Agreement set forth in the Merger Agreement shall have been satisfied, without amendment, modification, supplement or waiver of any condition by the parties thereto, except as consented to in writing by the Administrative Agent.

                  (p) ACQUISITION REPRESENTATIONS. The representations and warranties of the Borrower, Merger Sub and Target contained in or made pursuant to the Merger Agreement shall be true and correct in all material respects as of the dates as of which such representations and warranties are made under or pursuant to the Merger Agreement and (except for representations and warranties which by their terms speak only as of another date) as of the Closing Date.

                  (q) PURCHASE OF TARGET SHARES; ABSENCE OF IMPEDIMENTS. Not later than December 30, 1997, Merger Sub shall have accepted for purchase and consummated the purchase of all validly tendered Target Shares pursuant to the Merger Agreement and the Offer to Purchase (which shall be an amount sufficient to satisfy the "Minimum Condition" referred to in the Merger Agreement), subject only to payment therefor, at a price not to exceed $38 per Target Share. Under the Delaware General Corporation Law, the Merger may be consummated with only the affirmative vote of the shares owned by Merger Sub. There shall be no applicable state shareholder protection, anti-takeover or other legislation which would delay, or prevent, the consummation of the Merger. All material governmental and third party approvals (including without limitation the expiration of all waiting periods under the Hart-Scott-Rodino Antitrust Improvements Act of 1976) necessary in connection with the Acquisition shall have been obtained and be in full force and effect, and all applicable waiting periods shall have expired without any action being taken by any Governmental Authority which has restrained, prevented, or otherwise imposed materially adverse conditions on the Acquisition. The Administrative Agent shall have received copies, certified by the Secretary or an Assistant Secretary of the Borrower, of all filings made with any governmental authority which the Administrative Agent shall have requested. There shall be no other material impediment to the consummation of the Acquisition in accordance with the Merger Agreement.

                  (r) OFFER TO PURCHASE. The Offer to Purchase and any amendments or supplements thereto and, at the time of filing thereof, all documents required to be filed with the Securities and Exchange Commission by the Borrower, Merger Sub or Target pursuant to the Securities Act of 1933, as amended or the Securities Exchange Act of 1934, as amended, shall not contain any untrue statement of a material fact or omit to state any material fact necessary in order to make statements therein, in the light of the circumstances under which they were made, not misleading.

                  (s) FEES, EXPENSES, ETC. All fees and other compensation required to be paid to the Administrative Agent or the Lenders pursuant hereto or any other agreement on or prior to the Closing Date shall have been paid or received.

                  (t) ADDITIONAL MATTERS. All corporate and other proceedings, and all documents, instruments and other matters in connection with the transactions contemplated by the Loan Documents, shall be satisfactory in form and substance to the Administrative Agent. The Administrative Agent shall have received such other documents, instruments and other items as the Administrative Agent may reasonably request.

                  5.02. CONDITIONS TO EXTENSION OF CREDIT AFTER THE CLOSING DATE. The obligation of each Lender to make any Loan (other than on the Closing
Date) and the obligation of the Issuing Bank Representative to cause Issuing Banks to issue any Letters of Credit (other than on the Closing Date) is subject to performance by each of the Loan Parties of their respective obligations to be performed under the Loan Documents on or before the date such Loan is made or such Letter of Credit is issued, to satisfaction of any conditions precedent set forth elsewhere in the Loan Documents and to satisfaction of the following further conditions precedent:

                  (a) BASIC CONDITIONS. (i) In the case of a Revolving Credit Loan, Letter of Credit, Swingline Loan, or Competitive Bid Loan, immediately after giving effect thereto, the aggregate Revolving Credit Usages will not exceed the aggregate Revolving Credit Committed Amounts, (ii) in the case of a Letter of Credit, issuance of such Letter of Credit is consistent with Sections 3.01(a)(i) and 3.01(a)(ii), (iii) in the case of a Swingline Loan, the making of such Swingline Loan is consistent with Section 3.02(a)(i), and (iv) in the case of a Competitive Bid Loan, the request for and making of such Competitive Bid Loan is consistent with Section 3.03(a)(i).

                  (b) NOTICE. Notice with respect to such Loan or Letter of Credit shall have been given by the Borrower in accordance with Article II or Article III, as the case may be.

                  (c) REPRESENTATIONS AND WARRANTIES. Each of the representations and warranties made by each Loan Party herein and in each other Loan Document shall be true and correct in all material respects on and as of such date as if made on and as of such date, both before and after giving effect to the Loans requested to be made and Letters of Credit requested to be issued on such date (except for Sections 4.06 and 4.07, which are made only as of the date of this Agreement).

                  (d) NO DEFAULT. No Event of Default or Potential Default shall have occurred and be continuing on such date or after giving effect to the Loans requested to be made (including any deemed request) or the Letters of Credit requested to be issued (including any deemed request) on such date.

                  (e) NO VIOLATIONS OF LAW. Neither the making nor use of the Loans or the Letters of Credit shall cause any Lender Party to violate any Law.

                  (f) NO MATERIAL ADVERSE CHANGE. There shall not have occurred a material adverse change in the business, operations, condition (financial or other) or prospects of the Borrower and its Subsidiaries taken as a whole (including Target and its Subsidiaries) since June 30, 1997, except as reflected in the financial statements furnished pursuant to Sections 4.06 and 4.07.

Each request (including any deemed request) by the Borrower for any Loan or Letter of Credit shall constitute a representation and warranty by the Borrower that the conditions set forth in this Section 5.03 have been satisfied as of the date of such request. Failure of the Administrative Agent to receive notice from the Borrower to the contrary before such Loan is made or Letter of Credit is issued shall constitute a further representation and warranty by the Borrower that the conditions referred to in this Section 5.03 have been satisfied as of the date such Loan is made or such Letter of Credit is issued.

                  5.03. ADDITIONAL CONDITIONS TO EXTENSION OF CREDIT ON THE MERGER DATE.. The obligation of each Lender to make any Loan on the Merger Date and the willingness of each Issuing Bank to issue any Letter of Credit and of the Swingline Lender to make any Swingline Loans on the Merger Date is subject to satisfaction of the conditions precedent set forth or referred to in Section
5.02 and to satisfaction of the following further conditions precedent:

                  (a) MERGER. The conditions to the Merger set forth in the Merger Agreement shall have been satisfied (without giving effect to any amendment, modification or waiver except as consented to in writing by the Administrative Agent). A certificate of merger consistent with the Merger Agreement shall have been filed with the Delaware Secretary of State in accordance with the Delaware General Corporation Law. The Merger shall have been consummated and shall have become effective in accordance with the terms of the Merger Agreement and such certificate of merger. The Borrower shall own beneficially and of record and have good title to all of the outstanding capital stock of the Target, as surviving corporation in the Merger, free and clear of any Lien, except for Liens in favor of the Collateral Agent securing the Obligations, and such capital stock shall be duly authorized and validly issued and are fully paid and nonassessable. There shall be no options, warrants, calls, subscriptions, conversion rights, exchange rights, preemptive rights or other rights, agreements or arrangements (contingent or other) which may in any circumstances now or hereafter obligate Target or any Subsidiary of the Target to issue any shares of its capital stock.

                  (b) SECURITY DOCUMENTS. The Collateral Agent shall have received the following, each of which shall be in form and substance satisfactory to the Administrative Agent:

                  (i) Supplements to the Subsidiary Guaranty, duly executed on behalf of Target and each Subsidiary of Target, if any, which as of the Merger Date satisfies the criteria set forth in Section 6.13(a) for becoming a Subsidiary Guarantor;

                  (ii) Subsidiary Pledge Agreements, duly executed on behalf of each Subsidiary Guarantor, if any, which as of the Merger Date satisfies the criteria set forth in Section 6.13(b) for becoming party to a Subsidiary Pledge Agreement (or, to the extent, if any, a Subsidiary Guarantor has previously entered into a Subsidiary Pledge Agreement and, as of the Merger Date, satisfies the criteria set forth in Section 6.13(b) for pledging additional capital stock or other equity interests, a supplement to its Borrower Pledge Agreement reflecting the pledge of such capital stock or other equity interests); and a supplement to the Borrower Pledge Agreement reflecting the pledge of the capital stock of Target pursuant thereto;

                  (iii) The stock certificates and other instruments required to be delivered pursuant to the Shared Security Documents, accompanied by duly executed instruments of transfer or assignment, blank and undated;

                  (iv) Financing statements executed by each new Subsidiary Pledgor in proper form for filing in such jurisdictions as may be necessary or, in the opinion of the Administrative Agent, desirable to perfect or protect Liens created or purported to be created by the Shared Security Documents (which financing statements shall cover all investment property of the debtor and proceeds thereof);

                  (v) Evidence of contemporaneous searches of UCC, tax and other appropriate registers, dockets and records as shall have been requested by the Administrative Agent;

                  (vi) To the extent, if any, that a Lien is to be granted on capital stock or other equity interests of foreign issuers pursuant to the above Shared Security Documents on the Merger Date, such additional or supplementary security documentation, satisfactory in form and substance to the Administrative Agent, as may be necessary or, in the opinion of the Administrative Agent, desirable to create, perfect or protect the Liens created or purported to be created by the above Shared Security Documents, and such opinions of foreign counsel, reasonably satisfactory in form and substance to the Administrative Agent, as to such matters as the Administrative Agent may reasonably request; and

                  (vii) Evidence that all other actions necessary or, in the opinion of the Administrative Agent, desirable to create, perfect or protect the Liens created or purported to be created by the above Shared Security Documents have been taken.

                  (c) CORPORATE PROCEEDINGS. The Administrative Agent shall have received certificates by the Secretary or Assistant Secretary of each new Loan Party dated as of the Merger Date as to (i) true copies of the articles of incorporation and by-laws (or other constitutional documents) of each such Loan Party in effect on the Merger Date, (ii) true copies of all corporate action taken by each such Loan Party relative to the Loan Documents, and (iii) the incumbency and signature of the respective officers of each such Loan Party executing the Loan Documents to which such Loan Party is party, together with satisfactory evidence of the incumbency of such Secretary or Assistant Secretary. The Administrative Agent shall have received certificates from the appropriate Secretary of State or other applicable Governmental Authority, dated not more than 30 days before the Merger Date, showing the good standing of each such Loan Party in its jurisdiction of incorporation.

                  (d) REPRESENTATIONS AND WARRANTIES. Each of the representations and warranties made by each Loan Party herein and each other Loan Document shall be true and correct on and as of the Merger Date as if made on and as of such date, both before and after giving effect to the Merger and to the Loans requested to be made and the Letters of Credit requested to be issued on the Merger Date (except for Sections 4.06 and 4.07, which are made only as of the date of this Agreement).

                  (e) NO DEFAULT. No Event of Default or Potential Default shall have occurred and be continuing on such date or after giving effect to the Merger and to the Loans requested to be made and the Letters of Credit requested to be issued on the Merger Date.

                  (f) OFFICERS' CERTIFICATE. The Administrative Agent shall have received a certificate dated the Merger Date, signed by a Responsible Officer of the Borrower, in the form attached hereto as Exhibit G, and as to such other matters as the Administrative Agent may reasonably request.

                  (g) LEGAL OPINIONS. The Administrative Agent shall have received the following opinion, addressed to the Administrative Agent, the Collateral Agent and each Lender and dated the Merger Date: opinion of Buchanan Ingersoll Professional Corporation, counsel to the Borrower and its Subsidiaries, in substantially the form set forth as Exhibit H.

                  (h) ADDITIONAL MATTERS. All corporate and other proceedings, and all documents, instruments and other matters in connection with the transactions contemplated by the Loan Documents, shall be reasonably satisfactory in form and substance to the Administrative Agent. The Administrative Agent shall have received such other documents, instruments and other items as the Administrative Agent may reasonably request.


                                   ARTICLE VI
                              AFFIRMATIVE COVENANTS

                  The Borrower hereby covenants to each Lender Party as follows:

                  6.01. BASIC REPORTING REQUIREMENTS.

                  (a) ANNUAL AUDIT REPORTS. As soon as practicable, and in any event within 120 days after the close of each fiscal year of the Borrower, the Borrower shall furnish to the Administrative Agent, with a copy for each Lender, consolidated statements of income, cash flows and changes in stockholders' equity of the Borrower and its consolidated Subsidiaries for such fiscal year and a consolidated balance sheet for the Borrower and its consolidated Subsidiaries as of the close of such year, and notes to each, all in reasonable detail, prepared on a comparative basis in accordance with GAAP. Such financial statements shall be accompanied by an opinion of Arthur Andersen LLP or other independent certified public accountants of recognized national standing selected by the Borrower and reasonably satisfactory to the Administrative Agent. Such opinion shall be free of any exception, qualification or explanation not reasonably acceptable to the Administrative Agent (and in any event shall be free of any exception, qualification or explanation relating to ability to continue as a going concern, a limited scope of examination or independence). Such opinion in any event shall contain a written statement of such accountants substantially to the effect that (x) such accountants audited such consolidated financial statements in accordance with generally accepted auditing standards and (y) in the opinion of such accountants such audited financial statements present fairly, in all material respects, the financial position of the Borrower and its consolidated Subsidiaries as of the end of such fiscal year and the results of their operations and their cash flows and changes in stockholders' equity for such fiscal year, in conformity with GAAP.

                  (b) QUARTERLY REPORTS. As soon as practicable, and in any event within 60 days after the close of each of the first three fiscal quarters of each fiscal year of the Borrower, the Borrower shall furnish to the Administrative Agent, with a copy for each Lender, consolidated statements of income, cash flows and stockholders' equity of the Borrower and its consolidated Subsidiaries for such fiscal quarter and for the period from the beginning of such fiscal year to the end of such fiscal quarter, and consolidated balance sheet of the Borrower and its consolidated Subsidiaries as of the close of such fiscal quarter, and notes to each, all in reasonable detail, setting forth in comparative form the corresponding figures for the same periods or as of the same date during the preceding fiscal year (except for the consolidated balance sheet, which shall set forth in comparative form the corresponding balance sheet as of the prior fiscal year end). Such financial statements shall be certified by a Responsible Officer of the Borrower as presenting fairly, in all material respects, the financial position of the Borrower and its consolidated Subsidiaries as of the end of such fiscal quarter and the consolidated results of their operations and their cash flows and changes in stockholders' equity for such fiscal quarter, in conformity with GAAP, subject to normal and recurring year-end audit adjustments.

                  (c) COMPLIANCE CERTIFICATES. Concurrently with the delivery of the financial statements referred to in Sections 6.01(a) and 6.01(b), the Borrower shall deliver, or cause to be delivered, to the Administrative Agent, with a copy for each Lender, a Compliance Certificate in substantially the form set forth as Exhibit D, duly completed and signed by a Responsible Officer of the Borrower.

                  (d) CERTAIN OTHER REPORTS AND INFORMATION. Promptly upon the earlier of the filing thereof or their becoming available for distribution, the Borrower shall deliver, or cause to be delivered, to the Administrative Agent, with a copy for each Lender, a copy of (i) all regular or special reports, registration statements (other than the exhibits thereto and any registrations statements on Form S-8 or its equivalent) and amendments to the foregoing which the Borrower or any Subsidiary of the Borrower shall file with the Securities and Exchange Commission (or any successor thereto), and (ii) all reports, proxy statements, financial statements and other information distributed by the Borrower or any Subsidiary of the Borrower to its security holders or the financial community generally.

                  (e) FURTHER INFORMATION. The Borrower will promptly furnish, or cause to be furnished, to the Administrative Agent, with a copy for each Lender, such other information and in such form as the Administrative Agent or any Lender may reasonably request from time to time.

                  (f) NOTICE OF CERTAIN EVENTS. Promptly upon becoming aware of any of the following, the Borrower shall give the Administrative Agent notice thereof, together with a written statement of a Responsible Officer of the Borrower setting forth the details thereof and any action with respect thereto taken or proposed to be taken by the Borrower, and the Administrative Agent shall promptly notify each Lender thereof:

                  (i) Any Event of Default or Potential Default;

                  (ii) Any material adverse change in the business, operations, condition (financial or other) or prospects of the Borrower and its Subsidiaries taken as a whole;

                  (iii) Any pending or threatened action, suit, proceeding or investigation by or before any Governmental Authority against or affecting the Borrower or any Subsidiary of the Borrower, except for matters which, if adversely decided, individually or in the aggregate, would not have a Material Adverse Effect;

                  (iv) Any material violation, breach or default by the Borrower or any Subsidiary of the Borrower of or under any agreement or instrument material to the business, operations, condition (financial or other) or prospects of the Borrower and its Subsidiaries taken as a whole;

                  (v) Any Pension-Related Event, other than (w) any Reportable Event described in subsection (i) of the definition of such term as to which the 30 day notice requirement to the PBGC is waived under applicable regulations, and (x) any Pension-Related Event described in subsection (d) or (f) of the definition thereof which involves a liability of the Borrower, any Subsidiary of the Borrower or any Controlled Group Member that has not been fully discharged (or a contingent or other potential liability that represents a material risk of becoming an actual liability) of less than $1,000,000 in the aggregate for all such Persons. Such notice shall be accompanied by the following: (A) a copy of any notice, request, return, petition or other document received by the Borrower, any Subsidiary of the Borrower or any Controlled Group Member from any Person, or which has been or is to be filed with or provided to any Person (including, without limitation, the Internal Revenue Service, the Department of Labor, the PBGC or any Plan participant, beneficiary, alternate payee or employer representative), in connection with such Pension-Related Event, and (B) in the case of any Pension-Related Event with respect to a Plan, the most recent Annual Report (5500 Series), with attachments thereto, and if such Plan is required by applicable Law to have an actuarial valuation report, the most recent actuarial valuation report, for such Plan; and

                  (vi) Any Environmental Claim pending or threatened against any Loan Party or any Subsidiary of any Loan Party or any of their respective Environmental Affiliates, or any past or present acts, omissions, events or circumstances (including but not limited to any dumping, leaching, disposition, removal, abandonment, escape, emission, discharge or release of any Environmental Concern Material at, on or under any facility or property now or previously owned, operated or leased by any Loan Party or any Subsidiary of any Loan Party or any of their respective Environmental Affiliates) that could form the basis of such Environmental Claim, which Environmental Claim, if adversely resolved, individually or in the aggregate, would be likely to have a Material Adverse Effect.

                  (g) VISITATION; VERIFICATION. The Borrower shall permit such Persons as the Administrative Agent or any Lender may designate from time to time to visit and inspect any of the properties of the Borrower and any Subsidiary of the Borrower, to examine their respective books and records and take copies and extracts therefrom and to discuss their respective affairs with their respective directors, officers, employees and independent accountants, all upon reasonable notice to the Borrower, at such reasonable times (it being understood that, so long as no Event of Default or Potential Default has occurred and is continuing, such times shall be during normal business hours) and as often as may reasonably be requested by the Administrative Agent or any Lender. The Borrower hereby authorizes such officers, employees and independent accountants to discuss with the Administrative Agent or any Lender the affairs of the Borrower and its Subsidiaries.

                  6.02. INSURANCE. The Borrower shall, and shall cause each of its Subsidiaries to, maintain with financially sound and reputable insurers insurance with respect to its properties and business and against such liabilities, casualties and contingencies and of such types as is customary in the case of Persons engaged in the same or a similar business or having similar properties similarly situated.

                  6.03. PAYMENT OF TAXES AND OTHER POTENTIAL CHARGES AND PRIORITY CLAIMS. The Borrower shall, and shall cause each of its Subsidiaries to, pay and discharge, or cause to be paid and discharged,

                  (a) on or prior to the date on which penalties attach thereto, all taxes, assessments and other governmental charges imposed upon it, or any of them, or any of its, or any of their, properties;

                  (b) on or prior to the date when due, all lawful claims of materialmen, mechanics, carriers, warehousemen, landlords and other like Persons which, if unpaid, might result in the creation of a Lien upon any such property; and

                  (c) on or prior to the date when due, all other lawful claims which, if unpaid, might result in the creation of a Lien upon any such property or which, if unpaid, might give rise to a claim entitled to priority over general creditors of the Borrower or such Subsidiary in a case under Title 11 (Bankruptcy) of the United States Code, as amended, or under foreign bankruptcy, insolvency or similar Laws;

provided, that, unless and until foreclosure, distraint, levy, sale or similar proceedings shall have been commenced, the Borrower or such Subsidiary need not pay or discharge, or cause the payment or discharge, of any such tax, assessment, charge or claim above so long as (x) such reserves or other appropriate provisions as may be required by GAAP shall have been made therefor, and (y) such failure to pay or discharge would not have a Material Adverse Effect.

                  6.04. PRESERVATION OF CORPORATE STATUS. The Borrower shall, and shall cause each of its Subsidiaries to, maintain its status as a corporation duly organized, validly existing and, to the extent applicable, in good standing under the laws of its jurisdiction of organization; provided, that
(i) so long as no Event of Default or Potential Default then exists or would be created thereby, the Borrower may terminate the corporate existence or permit to lapse the good standing or existence of any of its Subsidiaries (other than a Loan Party) if, in the good faith judgment of the appropriate officers of the Borrower, such termination would not be disadvantageous to the Borrower or the Lender Parties in any material respect and (ii) the Borrower and its Subsidiaries which are Loan Parties may enter into transactions permitted by
Section 7.06. The Borrower shall, and shall cause each of its Subsidiaries to, at all times be duly qualified to do business as a foreign corporation and, to the extent applicable, in good standing in all jurisdictions in which the ownership of its properties or the nature of its business or both make such qualification necessary or advisable, except for matters that, individually or in the aggregate, do not, and would not be reasonably likely to, have a Material Adverse Effect.

                  6.05. GOVERNMENTAL APPROVALS AND FILINGS. The Borrower shall, and shall cause each of its Subsidiaries to, keep and maintain in full force and effect all Governmental Actions necessary or reasonably advisable in connection with execution and delivery of any Loan Document, consummation of the transactions herein or therein contemplated, performance of or compliance with the terms and conditions hereof or thereof, or to ensure the legality, validity, binding effect, enforceability or admissibility in evidence hereof or thereof.

                  6.06. MAINTENANCE OF PROPERTIES, FRANCHISES, ETC. The Borrower shall, and shall cause each of its Subsidiaries to, (a) maintain or cause to be maintained in good repair, working order and condition the properties now or hereafter owned, leased or otherwise possessed by it and shall make or cause to be made all needful and proper repairs, renewals, replacements and improvements thereto so that the business carried on in connection therewith may be properly and advantageously conducted at all times, except where failure to do so does not, and would not be reasonably likely to, have a Material Adverse Effect, and
(b) maintain and hold in full force and effect all franchises, licenses, permits, certificates, authorizations, qualification, accreditations and other rights, consents and approvals (whether issued, made or given by a Governmental Authority or otherwise), necessary to own and operate its properties and to carry on its business as presently conducted and as presently planned to be conducted, except where failure to do so does not, and would not be reasonably likely to, have a Material Adverse Effect.

                  6.07. AVOIDANCE OF OTHER CONFLICTS. The Borrower shall not, and shall not permit any of its Subsidiaries to, violate or conflict with, be in violation of or conflict with, or be or remain subject to any liability (contingent or other) on account of any violation or conflict with

                  (a) any Law,

                  (b) its articles of incorporation or by-laws (or other constitutional documents), or

                  (c) any agreement or instrument to which it or any of its Subsidiaries is a party or by which any of them or any of their respective properties may be subject or bound,

except for matters that, individually or in the aggregate, do not, and would not be reasonably likely to, have a Material Adverse Effect.

                  6.08. FINANCIAL ACCOUNTING PRACTICES. The Borrower shall, and shall cause each of its Subsidiaries to, make and keep books, records and accounts which, in reasonable detail, accurately and fairly reflect its transactions and dispositions of its assets, and maintain a system of internal accounting controls sufficient to provide reasonable assurances that (a) transactions are executed in accordance with management's general or specific authorization, (b) transactions are recorded as necessary (i) to permit preparation of financial statements in conformity with GAAP and (ii) to maintain accountability for assets, (c) access to assets is permitted only in accordance with management's general or specific authorization and (d) the recorded accountability for assets is compared with the existing assets at reasonable intervals and appropriate action is taken with respect to any differences.

                  6.09. USE OF PROCEEDS. The Borrower shall apply the proceeds of the Loans under this Agreement as follows: (a) up to $1,250,000,000 in the aggregate may be used on the Closing Date and the Merger Date (i) to fund the Acquisition and to pay transaction costs associated therewith, (ii) to refinance indebtedness of Kennametal, Target and their respective Subsidiaries, and (iii) to pay fees and expenses associated with this Agreement (and, in the case of the Term Loans, to repay Revolving Credit Loans that were used for the foregoing purposes), and (b) for working capital, capital expenditures and general corporate purposes of the Borrower from time to time on and after the Closing Date. The Borrower shall not use any Letters of Credit or the proceeds of any Loans directly or indirectly for any unlawful purpose, in any manner inconsistent with or that would violate or conflict with the Margin Regulations, in any manner inconsistent with Section 4.11, or in any manner inconsistent with any other provision of the Loan Documents.

                  6.10. CONTINUATION OF OR CHANGE IN BUSINESS. The Borrower shall not, and shall not permit any of its Subsidiaries to, engage in any business if, as a result, the general nature of the business, on a consolidated basis, which would then be engaged in by the Borrower and its Subsidiaries would be substantially and significantly changed from the general nature of the business engaged in by the Borrower and its Subsidiaries (including Target and its Subsidiaries) on a consolidated basis on the Closing Date, or such business is not reasonably related to the business of the Borrower and its Subsidiaries (including Target and its Subsidiaries) on a consolidated basis on the Closing Date. The Borrower shall continue to operate as an operating company in substantially the manner as at the date hereof, and shall not transfer to any Subsidiary, in any transaction or set of related transactions, any material portion of the Borrower's operating assets.

                  6.11. PLANS AND MULTIEMPLOYER PLANS.

                  (a) REQUIRED CONTRIBUTIONS. The Borrower shall, and shall cause each Subsidiary of the Borrower and Controlled Group Members to, make contributions to each Plan when due in accordance with the minimum funding requirements under ERISA and the Code applicable to such Plan and pay any required PBGC premiums as and when due for such Plan.

                  (b) REQUIRED CONTRIBUTIONS TO MULTIEMPLOYER PLANS. The Borrower shall, and shall cause each Subsidiary of the Borrower and Controlled Group Members to, make contributions required to be made by it, or any of them, to each Multiemployer Plan, if any, when due in accordance with its, or any of their, obligations under any collective bargaining agreement related to such Multiemployer Plan or participation agreements applicable to such Multiemployer Plan, except those contributions the requirement of which are reasonably being contested by a Controlled Group Member provided that failure to make such contested contributions is not a violation of applicable Law and does not present a material risk of resulting in liability (contingent or other) to the Borrower or any Subsidiary of the Borrower.

                  (c) FUNDING. The Borrower shall, and shall cause each of its Subsidiaries to, make any required contributions to any arrangements for providing retirement and/or death benefits when due, in accordance with the terms of the arrangement and any minimum funding requirements which are applicable to the arrangement from time to time.

                  6.12. INTEREST RATE PROTECTION.

                  (a) REQUIRED HEDGE. The Borrower shall, promptly (and in any event not later than 90 days) after the date the Term Loans are made, enter into one or more Interest Rate Hedging Agreements on such terms as shall be reasonably satisfactory to the Administrative Agent and which (when taken together with the Borrower's obligations under the Term Loan) have the economic effect of fixing the Borrower's effective interest cost on at least 50% of the scheduled outstanding principal amount of Term Loans for the period through and including the thirteenth Quarterly Amortization Date. The Borrower shall thereafter select interest rate Options with respect to the Term Loans that match, in time and amount, as closely as may be the terms of the rate hedge represented by such Interest Rate Hedging Agreements.

                  (b) SECURING THE REQUIRED HEDGE. If the Borrower so requests, the Administrative Agent shall consent to Swap Party Supplements to the Collateral Agency Agreement (as defined therein) whereby the Interest Rate Hedging Agreements referred to in Section 6.12(a) shall be deemed a Swap Agreement entitled to the benefits of the Collateral Agency Agreement, provided, that in each case the counterparty to such Interest Rate Hedging Agreement is a Lender and the terms and conditions of such Interest Rate Hedging Agreement are reasonably satisfactory to the Administrative Agent. The Administrative Agent may consent to Swap Party Supplements relating to Interest Rate Hedging Agreements if the conditions set forth in this Section 6.12(b) are satisfied, even if such Interest Rate Hedging Agreements in the aggregate exceed in amount or time the minimum requirements set forth in Section 6.12(a).

                  (c) ADVANCE ENTRY INTO THE REQUIRED HEDGE. To the extent otherwise consistent with this Agreement and the other Loan Documents, the Borrower may enter into Interest Rate Hedging Agreements in advance of the date on which it is required to do so under Section 6.12(a). In the event that the Borrower subsequently is required to enter into Interest Rate Hedging Agreements under Section 6.12(a) any then-existing Interest Rate Hedging Agreements to which Borrower is party and which otherwise satisfy the requirements of Section 6.12(a) may be counted toward satisfaction of the Borrower's obligations under
Section 6.12(a), and to the extent that such Interest Rate Hedging Agreements satisfy the requirements of Section 6.12(b) the Administrative Agent may consent to a Swap Party Supplement to the Collateral Agency Agreement with respect to such Interest Rate Hedging Agreements.

                  6.13. SUBSIDIARY GUARANTORS; PLEDGE OF SUBSIDIARY STOCK; RELEASE OF PLEDGE.

                  (a) ADDITIONAL SUBSIDIARY GUARANTORS. The Borrower will cause each Person which is or becomes a Significant Subsidiary (other than (x) a Subsidiary which is not organized under the laws of the United States or a state or political subdivision jurisdiction thereof, (y) Distribution and its Subsidiaries, and (z) before the Merger Date, Target and its Subsidiaries) to become a Subsidiary Guarantor as promptly as practicable after (but in any event within 90 days of) the date such Person first satisfies the foregoing criteria, by causing such Subsidiary to execute and deliver to the Collateral Agent a supplement to the Subsidiary Guaranty, together with (i) an opinion of counsel for such Subsidiary (which counsel may be an employee of the Borrower or such Subsidiary) in substantially the form attached to the Subsidiary Guaranty and covering such other matters relating to such Subsidiary Guaranty as the Administrative Agent may reasonably request, and (ii) all documents which the Administrative Agent may reasonably request relating to the existence of such Subsidiary, the corporate authority for and the validity of such Subsidiary Guaranty, and any other matters reasonably determined by the Administrative Agent to be relevant thereto, all in form and substance reasonably satisfactory to the Administrative Agent.

                  (b) SUBSIDIARY STOCK PLEDGE. Subject to Section 6.13(c), in the event that the Borrower or any Subsidiary Guarantor at any time owns, beneficially or of record, capital stock or other equity interests in a Significant Subsidiary (other than (x) before the Merger Date, Target and its Subsidiaries, (y) before December 25, 1997, Distribution, and (z) before the termination of the covenant referred to in Section 6.13(d), Hanita), the Borrower shall as promptly as practicable after (but in any event within 90 days of) the date the Borrower or such Subsidiary Guarantor first satisfies the foregoing criteria, (i) execute and deliver to the Collateral Agent a supplement to the Borrower Pledge Agreement (in the case of the Borrower) or Subsidiary Pledge Agreement (in the case of a Subsidiary Guarantor; provided, if such Subsidiary Guarantor is not party to a Subsidiary Pledge Agreement the Borrower also will cause such Subsidiary Guarantor to execute and deliver a Subsidiary Pledge Agreement), designating such Significant Subsidiary to be a "Designated Subsidiary" thereunder, (ii) deliver to the Collateral Agent the certificates and instruments representing the stock certificates and other instruments relating to such Designated

Subsidiary which are required to be delivered pursuant to such Borrower Pledge Agreement or such Subsidiary Pledge Agreement, as the case may be, accompanied by undated duly executed instruments of transfer or assignment in blank, in form and substance satisfactory to the Administrative Agent, (iii) do such other acts and things as may be necessary or, in the opinion of the Administrative Agent, desirable to create, perfect or protect the Liens created or purported to be created by the Borrower Pledge Agreement or such Subsidiary Pledge Agreement, as the case may be, and (iv) without limiting the generality of the foregoing clause (iii), to the extent, if any, that such Designated Subsidiary is foreign, such additional or supplementary security documentation, satisfactory in form and substance to the Administrative Agent, as may be necessary or, in the opinion of the Administrative Agent, desirable to create, perfect or protect the Liens created or purported to be created by the above Shared Security Documents, and such opinions of foreign counsel, reasonably satisfactory in form and substance to the Administrative Agent, as to such matters as the Administrative Agent may reasonably request.

                  (c) RELEASE OF PLEDGED STOCK. If on any day after the Closing Date (i) the Borrower either (A) satisfies the Investment Grade Rating Condition, or (B) the Consolidated Leverage Ratio is less than 3.0 as of the end of each of the two consecutive fiscal quarters of the Borrower ending after the Closing Date most recently ended before such day, (ii) no Event of Default or Potential Default has occurred and is continuing or exists, and (iii) a Responsible Officer of the Borrower has submitted a certification to the foregoing effect to the Administrative Agent, accompanied by a request that the Liens granted to the Collateral Agent on the Shared Collateral under the Borrower Pledge Agreement and the Subsidiary Pledge Agreement, then (x) the Administrative Agent will instruct the Collateral Agent to execute and deliver to the Borrower such documents as the Borrower may reasonably request to effect such release, and (y) the Borrower shall have no further obligations under
Section 6.13(b).

                  (d) HANITA. The Borrower will use its commercially reasonable best efforts to procure the termination (by waiver, or by payment of the related Indebtedness) of any covenant made by Target in connection with Indebtedness of Hanita outstanding on the Closing Date which would prohibit the pledge by Target to the Collateral Agent of the capital stock of Hanita owned by Target.

                  6.14. CONSUMMATION OF THE ACQUISITION. The Borrower will use its commercially reasonable best efforts to cause the Merger Date to occur at the earliest practicable time.


                                   ARTICLE VII
                               NEGATIVE COVENANTS

                  The Borrower hereby covenants to each Lender Party as follows:

                  7.01. FINANCIAL COVENANTS.

                  (a) CONSOLIDATED NET WORTH. On the Closing Date, and as of the end of each fiscal quarter of the Borrower ending after the Closing Date, Consolidated Net Worth shall not be less than the amount equal to the sum of (i) $475,000,000, plus (ii) an amount equal to 50% of Consolidated Net Income for each fiscal quarter of the Borrower commencing after September 30, 1997 and ending on or prior to the date of determination, in each case for which Consolidated Net Income is positive (it being understood that there shall be no deduction on account of negative Consolidated Net Income for any fiscal quarter of the Borrower), plus (iii) 100% of the aggregate increase in Consolidated Net Worth on account of issuance (including without limitation any issuance in connection with the conversion or exchange of any Indebtedness or other obligations) after September 30, 1997 of any capital stock of the Borrower or any of its Subsidiaries.

                  (b) CONSOLIDATED LEVERAGE RATIO. On the Closing Date, and as of the end of each fiscal quarter ending after the Closing Date, the Consolidated Leverage Ratio shall not exceed the applicable amount set forth in the table below:

          DATE                           CONSOLIDATED LEVERAGE RATIO SHALL NOT EXCEED
          ------------------------------ ------------------------------------------------------
          Closing Date                                         4.90
          ------------------------------ ------------------------------------------------------
          ------------------------------ ------------------------------------------------------
          12/31/97                                             4.80
          ------------------------------ ------------------------------------------------------
          ------------------------------ ------------------------------------------------------
            3/31/98                                            4.75
          ------------------------------ ------------------------------------------------------
          ------------------------------ ------------------------------------------------------
            6/30/98                                            4.70
          ------------------------------ ------------------------------------------------------
          ------------------------------ ------------------------------------------------------
            9/30/98                                            4.35
          ------------------------------ ------------------------------------------------------
          ------------------------------ ------------------------------------------------------
          12/31/98                                             4.15
          ------------------------------ ------------------------------------------------------
          ------------------------------ ------------------------------------------------------
            3/31/99                                            4.00
          ------------------------------ ------------------------------------------------------
          ------------------------------ ------------------------------------------------------
            6/30/99                                            3.75
          ------------------------------ ------------------------------------------------------
          ------------------------------ ------------------------------------------------------
            9/30/99                                            3.60
          ------------------------------ ------------------------------------------------------
          ------------------------------ ------------------------------------------------------
          Thereafter                                           3.50
          ------------------------------ ------------------------------------------------------

                  (c) CONSOLIDATED FIXED CHARGE COVERAGE RATIO. As of the end of each fiscal quarter of the Borrower ending on or after December 31, 1997, the Consolidated Fixed Charge Coverage Ratio shall not be less than the applicable amount set forth in the table below:

                                                         CONSOLIDATED FIXED CHARGE COVERAGE RATIO SHALL NOT
          DATE                                           BE LESS THAN
          ---------------------------------------------- -----------------------------------------------------
          12/31/97 through 6/30/98 (inclusive)                             1.35
          ---------------------------------------------- -----------------------------------------------------
          ---------------------------------------------- -----------------------------------------------------
            9/30/98 through 12/31/98 (inclusive)                           1.50
          ---------------------------------------------- -----------------------------------------------------
          ---------------------------------------------- -----------------------------------------------------
            3/31/99                                                        1.75
          ---------------------------------------------- -----------------------------------------------------
          ---------------------------------------------- -----------------------------------------------------
            6/30/99 through 3/31/00 (inclusive)                            2.00
          ---------------------------------------------- -----------------------------------------------------
          ---------------------------------------------- -----------------------------------------------------
          Thereafter                                                       2.20
          ---------------------------------------------- -----------------------------------------------------

                  7.02. INDEBTEDNESS. The Borrower shall not, and shall not permit any Subsidiary of the Borrower to, at any time create, incur, assume or permit to exist any Indebtedness, or agree, become or remain liable (contingently or otherwise) to do any of the foregoing, except:

                  (a) Indebtedness of the Borrower to the Lender Parties pursuant to this Agreement and the other Loan Documents; provided, that the aggregate principal amount of Indebtedness outstanding under this Agreement, plus the aggregate Letter of Credit Undrawn Availability, plus the aggregate principal amount of Indebtedness outstanding under Sections 7.02(b), 7.02(c) and 7.02(d), shall not exceed $1,400,000,000 at any time;

                  (b) Up to $115,000,000 of the 6% Convertible Preferred Securities, Term Income Deferrable Equity Securities of Target outstanding on the Closing Date (but not any extension, renewal or refinancing of any thereof);

                  (c) Up to $75,000,000 of the 7.31% Guaranteed Senior Notes due 2005 of Target outstanding on the Closing Date (but not any extension, renewal or refinancing of any thereof); provided, that this clause (c) shall cease to be in effect from and after the 75th day after the first day on or after the first anniversary of the Closing Date on which the Borrower fails to satisfy the Investment Grade Rating Condition;

                  (d) Up to $30,000,000 of the 9.64% Senior Notes due May 1, 2000 of the Borrower outstanding on the Closing Date (but not any extension, renewal or refinancing of any thereof); provided, that this clause (d) shall cease to be in effect from and after the 45th day after the Closing Date;

                  (e) Indebtedness of the Borrower or its Subsidiaries constituting (i) obligations under capitalized leases, (ii) Indebtedness secured by purchase money Liens described in Section 7.03(e), or (iii) Indebtedness described in Section 7.03(f); provided, that the aggregate principal amount of outstanding Indebtedness described in this Section 7.02(e) shall not exceed $50,000,000 (or the equivalent in any currency) at any time;

                  (f) Indebtedness of the Borrower or Subsidiaries of the Borrower not exceeding $225,000,000 (or the equivalent in any currency) in aggregate principal amount at any time outstanding; provided, that Indebtedness described in this Section 7.02(f) used to finance acquisitions of businesses by Subsidiaries shall not at any time be in excess of $10,000,000 (or the equivalent in any currency) in principal amount outstanding;

                  (g) Indebtedness owing to the Borrower or to a wholly-owned consolidated Subsidiary of the Borrower;

                  (h) Indebtedness of the Borrower under Equity Hybrid Securities, not to exceed $300,000,000 in aggregate principal or face amount at any time outstanding; and

                  (i) Guaranty Equivalents by the Borrower or a Subsidiary of the Borrower of Assured Obligations constituting Indebtedness of a consolidated Subsidiary of the Borrower otherwise permitted under this
         Section 7.02, and Guaranty Equivalents permitted under Section 7.04(f).

                  7.03. LIENS. The Borrower shall not, and shall not permit any Subsidiary of the Borrower to, at any time create, incur, assume or permit to exist any Lien on any of its property (now owned or hereafter acquired), or agree, become or remain liable (contingently or otherwise) to do any of the foregoing, except for the following (collectively, "Permitted Liens"):

                  (a) Liens pursuant to the Shared Security Documents in favor of the Collateral Agent for the benefit of the Secured Parties to secure the Obligations;

                  (b) Liens arising from taxes, assessments, charges or claims described in Sections 6.03(a) and 6.03(b), to the extent permitted to remain unpaid under such Section 6.03;

                  (c) Deposits or pledges of cash or securities in the ordinary course of business to secure (i) workmen's compensation, unemployment insurance or other social security obligations, (ii) performance of bids, tenders, trade contracts (other than for payment of money) or leases, (iii) performance, indemnity, stay, surety or appeal bonds, or
         (iv) other obligations of a like nature incurred in the ordinary course of business;

                  (d) Judgment liens fully bonded or stayed pending appeal;

                  (e) Liens by the Borrower or a Subsidiary of the Borrower on property securing all or part of the purchase price thereof and Liens (whether or not assumed) existing on property at the time of purchase thereof by the Borrower or a Subsidiary of the Borrower, provided, that:

                             (i) such Lien is created before or substantially
                  simultaneously with the purchase of such property in the ordinary course of business by the Borrower or such Subsidiary (or is a Lien securing successor obligations incurred to extend or refinance predecessor obligations allowed under this
                  Section 7.03(e), provided, that in each case the successor obligation is an obligation of the same Person subject to the predecessor obligation, is not greater than (and is not otherwise on terms less advantageous than) the predecessor obligation, and the Lien securing the successor obligation does not extend to any property other than that subject to the Lien securing the predecessor obligation);

                             (ii) such Lien is confined solely to the property
                  so purchased, improvements thereto and proceeds thereof;

                             (iii) the aggregate amount secured by all such
                  Liens on any particular property at the time purchased by the Borrower or such Subsidiary, as the case may be, shall not exceed the lesser of the purchase price of such property or the fair market value of such property at the time of purchase thereof ("purchase price" for this purpose including the amount secured by each such Lien thereon whether or not assumed); and

                             (iv) the obligation secured by such Lien is
                  Indebtedness permitted under Section 7.02(e);

                  (f) Liens existing on the Closing Date securing Indebtedness existing on the Closing Date and listed on Schedule 7.03 (or any Lien securing successor Indebtedness incurred to extend or refinance predecessor Indebtedness allowed under this Section 7.03(f), provided that in each case the successor Indebtedness is an obligation of the same Person subject to the predecessor Indebtedness, is not greater than (and is not otherwise on terms materially less advantageous than) the predecessor Indebtedness, and the Lien securing the successor Indebtedness does not extend to any property other than that subject to the Lien securing the predecessor Indebtedness), provided, that such Indebtedness is permitted under Section 7.02(e);

                  (g) Rights reserved to the lessor under any capital lease obligation permitted under Section 7.02(e);

                  (h) Provisions in agreements governing Indebtedness permitted under Section 7.02(f) of Foreign Subsidiaries (or of domestic Subsidiaries relating to borrowings by foreign divisions thereof), and in guaranties of such Indebtedness by the Borrower or other Subsidiaries permitted under this Agreement, whereby the Borrower or a Subsidiary (i) has agreed, upon demand by the lender of such Indebtedness, either to grant Liens on its property to secure such Indebtedness or guaranty or to pay or cause to be paid such Indebtedness, or (ii) has granted Liens on property in the possession of the lender of such Indebtedness from time to time to secure such Indebtedness or guaranty; provided, that this clause (h) shall not permit the Borrower or any Subsidiary (x) actually to grant any Lien pursuant to the foregoing clause (h)(i), or (y) actually to permit any Lien to attach to any property described in the foregoing clause (h)(ii), except, under the foregoing clause (h)(ii), freely transferable deposits maintained with such lender and other cash equivalent items deposited with such lender in the ordinary course of the Borrower's or such Subsidiary's cash management operations and not for the purpose of securing obligations owed to such lender; and

                  (i) Liens in favor of the United States Government which arise in the ordinary course of business resulting from progress payments or partial payments under United States Government contracts or subcontracts thereunder;

                  (j) On or before the Merger Date, Liens on Margin Stock, if and to the extent that the value of such Margin Stock exceeds 25% of the total assets of the Borrower and its Subsidiaries subject to this
         Section 7.03;

                  (k) Zoning restrictions, easements, minor restrictions on the use of real property, minor irregularities in title thereto and other minor Liens that do not secure the payment of money or the performance of an obligation and that do not in the aggregate materially detract from the value of a property or asset to, or materially impair its use in the business of, the Borrower and its Subsidiaries taken as a whole; and

                  (l) Other Liens securing Indebtedness in an aggregate principal amount at any time outstanding not in excess of $10,000,000.

                  7.04. GUARANTIES, ETC. The Borrower shall not, and shall not permit any Subsidiary of the Borrower to, be or become subject to or bound by any Guaranty Equivalent, or agree, become or remain liable (contingently or otherwise) to do any of the foregoing, except:

                  (a) Contingent liabilities arising from the endorsement of negotiable or other instruments for deposit or collection or similar transactions in the ordinary course of business;

                  (b) Indemnities by the Borrower or a Subsidiary of the liabilities of its directors, officers and employees in their capacities as such as permitted by Law;

                  (c) Guaranty Equivalents by the Borrower or a Subsidiary constituting usual and customary indemnities with respect to liabilities (other than Indebtedness) in connection with a disposition of stock or assets by the Borrower or such Subsidiary;

                  (d) Obligations of a Subsidiary of the Borrower as general partner of a partnership permitted under Section 7.05;

                  (e) Guaranty Equivalents by the Borrower or a Subsidiary of the Borrower from time to time of Assured Obligations constituting Indebtedness of a consolidated Subsidiary of the Borrower permitted under Section 7.02;

                  (f) Guaranty Equivalents by a Borrower or a Subsidiary of the Borrower from time to time, provided, that the sum of (i) the maximum aggregate potential obligation of the Borrower or any Subsidiary of the Borrower under Guaranty Equivalents described in this Section 7.04(f), plus (ii) the aggregate amount of all payments made by the Borrower and its Subsidiaries after the date hereof under Guaranty Equivalents described in this Section 7.04(f), shall not exceed $25,000,000; and

                  (g) Guaranty Equivalents by the Borrower of Assured Obligations of Hertel and its Subsidiaries arising solely out of a Domination Agreement, effective January 1, 1994, between the Borrower and Hertel.

                  7.05. LOANS, ADVANCES AND INVESTMENTS. The Borrower shall not, and shall not permit any Subsidiary of the Borrower to, at any time make or permit to exist or remain outstanding any loan or advance to, or purchase, acquire or own (beneficially or of record) any shares of capital stock of, any stock, bonds, notes or securities of, or any partnership interest (whether general or limited), membership interest or beneficial interest in, or any other debt or equity interest in, or make any capital contribution to or other investment in, any other Person, or agree, become or remain liable (contingently or otherwise) to do any of the foregoing, except:

                  (a) Trade receivables owing to, and trade credit granted by, the Borrower or any Subsidiary of the Borrower, under usual and customary terms, and advances to officers and employees, all in the ordinary course of business;

                  (b) Loans by a Subsidiary to the Borrower or to a parent Subsidiary;

                  (c) Acquisition and ownership of shares of capital stock and other equity interests in, and capital contributions and loans to, a wholly-owned Subsidiary of such Person;

                  (d) Acquisition and ownership by the Borrower of capital stock and other equity interests in, and capital contributions and loans by the Borrower to, Distribution, Hertel and their respective wholly-owned Subsidiaries; provided, that the Borrower shall not acquire any Margin Stock of Distribution before the Merger Date;

                  (e) Other investments and loans, provided, that the aggregate amount of all such investments heretofore or hereafter made under this
         Section 7.05(e), plus the aggregate outstanding principal amount of all such loans under this Section 7.05(e), shall not at any time exceed $50,000,000;

                  (f) Acquisition and ownership of the Target Shares acquired in the Acquisition, and loans to Target before the Merger Date; and

                  (g) temporary cash equivalent investments.

The Borrower shall at all times own, beneficially and of record, (a) at least 65% of the common stock (by economic interest and by voting interest), on a fully diluted basis, of Distribution, and (b) at least 85% of the capital stock (by economic interest and by voting interest), on a fully diluted basis, of Hertel.

                  7.06. MERGERS, ETC. The Borrower shall not, and shall not permit any Subsidiary which is a Loan Party to, directly or indirectly, merge with or into or consolidate with any other Person, or agree, become or remain liable (contingently or otherwise) to do any of the foregoing, except for the following: (a) the Borrower may merge with another Person so long as the Borrower is the surviving corporation, and (b) a Subsidiary which is a Loan Party may merge with the Borrower, or may merge with another Person so long as such Subsidiary is the surviving corporation.

                  7.07. DISPOSITIONS OF PROPERTIES. The Borrower shall not, and shall not permit any Subsidiary to, sell, convey, assign, lease, transfer, abandon or otherwise dispose of, voluntarily or involuntarily, directly or indirectly, any of its properties, now existing or hereafter acquired, or agree, become or remain liable (contingently or otherwise) to do any of the foregoing, except:

                  (a) Sales of inventory in the ordinary course of business;

                  (b) Disposition of equipment which is obsolete, which has been upgraded, or which has been made redundant by reason of the Acquisition (or any other acquisition of a business);

                  (c) Lease or sublease of unoccupied space;

                  (d) Dispositions in mergers by the Borrower or a Loan Party permitted under Section 7.06, and in investments permitted under
         Section 7.05;

                  (e) Sales, transfers or other dispositions of assets by a Subsidiary of the Borrower to the Borrower or to another Subsidiary;

                  (f) Any sale, transfer or other disposition of any Margin Stock for fair value on or before the Merger Date; provided, that if the proceeds thereof are not used to prepay the Loan Obligations, such proceeds are held as cash or cash equivalent investments; and

                  (g) Other dispositions of property from time to time for not less than its Fair Market Value, provided, that the aggregate book value of the assets disposed of under this Section 7.07(g) (exclusive of goodwill) shall not in any fiscal year exceed 15% of the book value of the assets of the Borrower and its Subsidiaries (exclusive of goodwill), determined on a consolidated basis in accordance with GAAP, as of the end of the preceding fiscal year.

In addition, the Borrower shall not, and shall not permit any Subsidiary to, sell, convey, assign, transfer or otherwise dispose of, voluntarily or involuntarily, any of its receivables, accounts, chattel paper, instruments, general intangibles or other rights to payment of money, except as follows (none of which shall have the practical effect, direct or indirect, of a financing by the Borrower or any Subsidiary of the Borrower, whether or not in the form of a "true sale" of such property): (u) disposition of checks and similar instruments for collection or similar transactions in the ordinary course of business, (v) investment, reinvestment and disposition of temporary cash investments in the ordinary course of business, (w) disposition of trade receivables as part of a sale of the business out of which they arose, (x) assignment of defaulted trade receivables for the purpose of collection only, (y) transfer to a right to payment under a contract to an assignee who is also to do the performance under the contract, and (z) factoring of trade receivables originated by a Foreign Subsidiary, provided that the aggregate Dollar equivalent amount of all transactions described in this clause (z) from and after the date hereof shall not exceed $25,000,000. Dispositions permitted by this Section 7.07 may nevertheless be subject to Section 2.07(b)(ii)..

                  7.08. DEALINGS WITH AFFILIATES. The Borrower shall not, and shall not permit any Subsidiary of the Borrower to, enter into or carry out any transaction with (including, without limitation, purchase or lease property or services from, sell or lease property or services to, loan or advance to, or enter into, permit to remain in existence or amend any contract, agreement or arrangement with) any Affiliate of the Borrower, directly or indirectly, or agree, become or remain liable (contingently or otherwise) to do any of the foregoing, except transactions on an arm's length basis on terms no less favorable in any material respect to the Borrower or such Subsidiary than could have been obtained from a third party who was not an Affiliate, except transactions wherein the Affiliate in question is the Borrower, Distribution, Hertel or a wholly-owned Subsidiary of any of the foregoing.

                  7.09. OTHER RESTRICTIONS ON LIENS, DIVIDEND RESTRICTIONS ON SUBSIDIARIES, ETC. The Borrower shall not, and shall not permit any Subsidiary to,

                  (x) enter into, become or remain subject to any agreement or instrument to which the Borrower or such Subsidiary is a party or by which any of them or any of their respective properties (now owned or hereafter acquired) may be subject or bound that would (i) prohibit, restrict or limit its ability to grant or continue in existence any Lien upon any of its properties (now owned or hereafter acquired), or
         (ii) prohibit, restrict or limit its ability to transfer or dispose of any of its properties (now owned or hereafter acquired), or require it to apply the proceeds of any such transfer disposition in a specified manner, or

                  (y) in the case of a Subsidiary of the Borrower, be or become subject to any restriction of any nature (whether arising by agreement, by its articles of incorporation, by-laws or other constitutional documents, or otherwise) on its right (i) to declare and pay Stock Payments or other distributions with respect to shares of capital stock or other equity interests owned by the Borrower or any Subsidiary of the Borrower, (ii) to pay any obligations from time to time owed to the Borrower or any Subsidiary of the Borrower, or (iii) to make loans to the Borrower or any Subsidiary of the Borrower, except:

                  (a) restrictions under the Loan Documents,

                  (b) restrictions in effect on the date of this Agreement contained in the agreements governing Indebtedness referred to in
         Section 7.02(b), (c) and (d);

                  (c) restrictions contained in agreements governing Indebtedness of a Foreign Subsidiary permitted under Section 7.02(f), provided, that such restriction applies only to such Foreign Subsidiary and its Subsidiaries;

                  (d) with respect to the foregoing clause (x), customary non-assignment provisions in leases (by the Borrower or such Subsidiary as lessee), licenses (by the Borrower or such Subsidiary as licensee) and executory contracts;

                  (e) with respect to the foregoing clause (x), restrictions on property subject to a Permitted Lien in favor of the holder of such Permitted Lien;

                  (f) customary restrictions imposed on Subsidiaries pursuant to an agreement for sale of all or substantially all of the equity interest in or assets of a Subsidiary; provided, that such restriction, by its terms, terminates on the earlier of the termination of such agreement or the consummation of such agreement, and is agreed to in good faith; and

                  (g) restrictions of general applicability imposed by law.

                  7.10. OTHER RESTRICTIONS ON AMENDMENT OF THE LOAN DOCUMENTS, ETC. The Borrower shall not, and shall not permit any Subsidiary of the Borrower to, enter into, become or remain subject to any agreement or instrument to which the Borrower or such Subsidiary is a party or by which any of them or any of their respective properties (now owned or hereafter acquired) may be subject or bound that would prohibit or require the consent of any Person to any amendment, modification or supplement to any of the Loan Documents, except for the Loan Documents.

                  7.11. FISCAL YEAR. The Borrower shall maintain a fiscal year beginning on each July 1 and ending on the following June 30, divided into fiscal quarters ending on the last day of each March, June, September and December.


                                  ARTICLE VIII
                                    DEFAULTS

                  8.01. EVENTS OF DEFAULT. An "Event of Default" shall mean the occurrence or existence of one or more of the following events or conditions (for any reason, whether voluntary, involuntary or effected or required by Law):

                  (a) The Borrower shall fail to pay when due principal of any Loan or any Letter of Credit Reimbursement Obligation or make when due any required cash collateralization of outstanding Letters of Credit, and such failure shall have continued for two Business Days;

                  (b) (i) The Borrower shall fail to pay when due interest on any Loan or any Revolving Credit Commitment Fees, Letter of Credit Fees or Letter of Credit Facing Fees and such failure shall have continued for a period of three Business Days or (ii) any Loan Party shall fail to pay when due any other amount due under any other Loan Document and such failure shall have continued for a period of five Business Days;

                  (c) Any representation or warranty made or deemed made by any Loan Party in or pursuant to any Loan Document or any transaction contemplated hereby or thereby, or any statement made by any Loan Party in any financial statement, certificate, report, exhibit or document furnished by any Loan Party to the Collateral Agent or any Lender Party pursuant to or in connection with any Loan Document or any transaction contemplated hereby or thereby, shall prove to have been false or misleading in any material respect as of the time when made or deemed made (including by omission of material information necessary to make such representation, warranty or statement not misleading);

                  (d) The Borrower shall default in the performance or observance of any covenant contained in Article VII or any of the covenants contained in Sections 2.07, 6.01(f)(i), 6.09, 6.10, 6.12,
         6.13 or 6.14 or in Section 4.08(b) of the Collateral Agency Agreement or in Sections 4.01, 4.02, 4.03(a) or 4.04 of the Borrower Pledge Agreement, or any Subsidiary Guarantor shall default in the performance or observance of any of the covenants contained in Sections 4.01, 4.02, 4.03(a) or 4.04 of any Subsidiary Pledge Agreement;

                  (e) Any Loan Party shall default in the performance or observance of any other covenant, agreement or duty under this Agreement or any other Loan Document and (i) in the case of a default under Section 6.01(a), 6.01(b) or 6.01(c), such default shall have continued for a period of

         10 days, and (ii) in the case of any other default, such default shall have continued for a period of 30 days;

                  (f) A Cross-Default Event shall occur with respect to a Cross-Default Obligation; provided, that if such an event would have occurred with respect to a Cross-Default Obligation but for the grant of a waiver or similar indulgence, a Cross-Default Event shall nevertheless be deemed to have occurred if the Borrower or any Subsidiary of the Borrower directly or indirectly gave or agreed to give any consideration for such waiver or indulgence (including but not limited to a reduction in maturity, an increase in rates or the granting of collateral, but excluding reimbursement of out-of-pocket expenses and counsel fees). As used herein,

                           (i) "Cross-Default Event" means (A) the Borrower or
                  any Subsidiary of the Borrower shall fail to make any payment when due under any Cross-Default Obligation and such failure shall have continued beyond any period of grace with respect thereto, or (B) a default, event of default, termination event or other similar event or condition (however described) shall occur or exist in respect of the Borrower or any Subsidiary of the Borrower under any agreement or instrument relating to any Cross-Default Obligation which has resulted in such Cross-Default Obligation becoming, or being capable of being declared, due and payable under such agreement or instrument before it would otherwise have been due and payable (or, in the case of a Swap Agreement or any Derivatives Obligation, which has resulted in such transaction becoming, or becoming capable of being, subject to early termination); provided, that the foregoing clause (B) shall not apply to Cross-Default Excepted Indebtedness until the 45th day after the Closing Date, and

                           (ii) "Cross-Default Obligation" means (A) any
                  obligation (or set of related obligations), as principal or as guarantor or other surety, in respect of Indebtedness in excess of $10,000,000 (or the equivalent thereof in one or more foreign currencies) in aggregate amount, (B) any obligation under or in connection with any Swap Agreement, and
                  (C) any obligation (or set of related obligations), as principal or as guarantor or other surety, in respect of any Derivatives Obligation relating to a principal or notional amount in excess of $10,000,000 (or the equivalent thereof in one or more foreign currencies) in aggregate amount;

                  (g) (i) One or more judgments for the payment of money shall have been entered against the Borrower or any Subsidiary of the Borrower, which judgment or judgments exceed $25,000,000 in the aggregate, and such judgment or judgments shall have remained undischarged and unstayed for a period of 45 consecutive days, or (ii) one or more writs or warrants of attachment, garnishment, execution, distraint or similar process exceeding in value the aggregate amount of $25,000,000 shall have been issued against the Borrower or any Subsidiary or any of their respective properties and shall have remained undischarged and unstayed for a period of 45 consecutive days;

                  (h) Any Governmental Action now or hereafter made by or with any Governmental Authority in connection with any Loan Document is not obtained or shall have ceased to be in full force and effect or shall have been modified or amended or shall have been held to be illegal or invalid, and such event or condition has or could reasonably be expected to have a Material Adverse Effect;

                  (i) Any Lien created or purported to be created in any Shared Collateral pursuant to any Shared Security Document shall fail to be a valid, enforceable and perfected Lien in favor of the Collateral Agent for the benefit of the Secured Parties securing the Obligations, having the priority required by the Loan Documents;

                  (j) Any Loan Document shall cease to be in full force and effect (except in accordance with the express terms of such Loan Document), or any Loan Party shall, or shall purport to, terminate (except in accordance with the terms of such Loan Document), repudiate, declare voidable or void or otherwise contest, any Loan Document or term or provision thereof or any obligation or liability of such Loan Party thereunder;

                  (k) Any one or more Pension-Related Events referred to in subsection (b) or (e) of the definition of "Pension-Related Event" shall have occurred; or any one or more other Pension-Related Events shall have occurred which, individually or in the aggregate, could reasonably be expected to have a Material Adverse Effect;

                  (l) (i) Any Person or group (as such term is used in Sections 13 and 14 of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and the rules and regulations thereunder) shall have become the direct or indirect beneficial owner (as defined in Rules 13d-3 and 13d-5 under the Exchange Act) of 30% or more of any class of voting securities of the Borrower, or (ii) a majority of the Board of Directors of the Borrower shall be comprised of Persons each of whom was not nominated and recommended for such position by, or elected to such position by, a majority of the then-incumbent Board of Directors of the Borrower;

                  (m) A proceeding shall have been instituted in respect of the Borrower or any Subsidiary of the Borrower

                           (i) seeking to have an order for relief entered in
                  respect of such Person, or seeking a declaration or entailing a finding that such Person is insolvent or a similar declaration or finding, or seeking dissolution, winding-up, administration, charter revocation or forfeiture, liquidation, reorganization, arrangement, adjustment, composition or other similar relief with respect to such Person, its assets or its debts under any Law relating to bankruptcy, insolvency, relief of debtors or protection of creditors, termination of legal entities (other than as permitted by Section 6.04 with respect to a Subsidiary) or any other similar Law now or hereafter in effect, or

                           (ii) seeking appointment of a receiver,
                  administrative receiver, trustee, liquidator, assignee, sequestrator or other custodian for such Person or for all or any substantial part of its property and such proceeding shall result in the entry, making or grant of any such order for relief, declaration, finding, relief or appointment, or such proceeding shall remain undismissed and unstayed for a period of 60 consecutive days.

                  (n) The Borrower or any Subsidiary of the Borrower shall not be Solvent; shall fail to pay, become unable to pay, or state that it is or will be unable to pay, its debts as they become due; shall voluntarily suspend transaction of its business; shall make a general assignment for the benefit of creditors; shall institute (or fail to controvert in a timely and appropriate manner) a proceeding described in Section 8.01(m)(i), or (whether or not any such proceeding has been instituted) shall consent to or acquiesce in any such order for relief, declaration, finding or relief described therein; shall institute (or fail to controvert in a timely and appropriate manner) a proceeding described in Section 8.01(m)(ii), or (whether or not any such proceeding has been instituted) shall consent to or acquiesce in any such appointment or to the taking of possession by any such custodian of all or any substantial part of its or his property; shall (except as permitted by Section 6.04 with respect to a Subsidiary) dissolve, wind-up, go into administration or revoke or forfeit its articles of incorporation (or other constitutional documents); or shall take any action in furtherance of any of the foregoing.

                  8.02. CONSEQUENCES OF AN EVENT OF DEFAULT.

                  (a) GENERAL. If (x) an Event of Default specified in subsections (a) through (l) of Section 8.01 shall have occurred and be continuing or exist, or (y) an Event of Default specified in Section (m) or (n) of Section 8.01 shall have occurred and be continuing or exist with respect to a Subsidiary of the Borrower, then, in addition to all other rights and remedies which the Collateral Agent or any Lender Party may have hereunder or under any other Loan Document, at law, in equity or otherwise, the Lenders shall be under no further obligation to make Loans, the Issuing Bank may cease to issue Letters of Credit, and the Administrative Agent may, and upon the written request of the Required Lenders shall, by notice to the Borrower, from time to time do any or all of the following:

                  (i) Declare the Commitments terminated, whereupon the Commitments will terminate and any fees hereunder shall be immediately due and payable without presentment, demand, protest or further notice of any kind, all of which are hereby waived, and an action therefor shall immediately accrue; and

                  (ii) Declare the unpaid principal amount of the Loans, interest accrued thereon and all other Loan Obligations (including the obligation to cash collateralize outstanding Letters of Credit) to be immediately due and payable without presentment, demand, protest or further notice of any kind, all of which are hereby waived, and an action therefor shall immediately accrue.

                  (b) BANKRUPTCY AND CERTAIN OTHER EVENTS. If an Event of Default specified in subsection (m) or (n) of Section 8.01 shall have occurred and be continuing or exist with respect to the Borrower, then, in addition to all other rights and remedies which the Collateral Agent or any Lender Party may have hereunder or under any other Loan Document, at law, in equity or otherwise, the Commitments shall automatically terminate and the Lenders shall be under no further obligation to make Loans, the Issuing Bank may cease to issue Letters of Credit, and the unpaid principal amount of the Loans, interest accrued thereon and all other Loan Obligations (including but not limited to the obligation to cash collateralize outstanding Letters of Credit) shall become immediately due and payable without presentment, demand, protest or notice of any kind, all of which are hereby waived, and an action therefor shall immediately accrue.

                  8.03. APPLICATION OF PROCEEDS. Subject to Section 3.01(g), after the occurrence of an Event of Default and acceleration of the Loans, any distributions made on account of Loan Obligations under the Collateral Agency Agreement and all other payments received on account of Loan Obligations shall be applied by the Administrative Agent to payment of the Loan Obligations in the following order:

                  First, to payment of that portion of the Loan Obligations constituting fees, indemnities and other amounts due to the Administrative Agent in its capacity as such;

                  Second, to payment of that portion of the Loan Obligations constituting fees, indemnities and other amounts due to the Swingline Lender and the Issuing Banks in their capacities as such, other than principal of and interest on Swingline Loans, Letter of Credit Reimbursement Obligations and accrued and unpaid Letter of Credit Fees, ratably amongst the Swingline Lender and the Issuing Banks in proportion to the respective amounts described in this clause "Second" due to them;

                  Third, to payment of that portion of the Loan Obligations constituting accrued and unpaid interest on Loans, accrued and unpaid interest on Letter of Credit Unreimbursed Draws, and accrued and unpaid Letter of Credit Fees and Revolving Credit Commitment Fees, ratably amongst the Lenders and the Issuing Banks in proportion to the respective amounts described in this clause "Third" due to them;

                  Fourth, to payment of that portion of the Loan Obligations constituting unpaid principal of the Loans and Letter of Credit Unreimbursed Draws, ratably amongst the Lenders and the Issuing Banks in proportion to the respective amounts described in this clause "Fourth" due to them;

                  Fifth, to payment of all other Loan Obligations, ratably amongst the Lender Parties in proportion to the respective amounts described in this clause "Fifth" due to them; and

                  Finally, the balance, if any, after all of the Loan Obligations have been indefeasibly paid in full in cash, all Commitments have terminated, and all Letters of Credit shall have terminated, to the Borrower or as otherwise required by law.


                                   ARTICLE IX
                            THE ADMINISTRATIVE AGENT

                  9.01. APPOINTMENT. Each Lender Party hereby irrevocably appoints Mellon Bank, N.A. to act as Administrative Agent for the Lender Parties under this Agreement and the other Loan Documents. Each Lender Party hereby irrevocably authorizes the Administrative Agent to take such action on behalf of the Lender Parties under the provisions of this Agreement and the other Loan Documents, and to exercise such powers and to perform such duties, as are expressly delegated to or required of the Administrative Agent by the terms hereof or thereof, together with such powers as are reasonably incidental thereto. Mellon Bank, N.A. hereby agrees to act as Administrative Agent on behalf of the Lender Parties on the terms and conditions set forth in this Agreement and the other Loan Documents, subject to its right to resign as provided herein. Each Lender Party hereby irrevocably authorizes the Administrative Agent to execute and deliver each of the Loan Documents and to accept delivery of such of the other Loan Documents as may not require execution by the Administrative Agent. Without limiting the generality of the foregoing, each Lender Party hereby irrevocably authorizes the Administrative Agent to execute and deliver the Collateral Agency Agreement on behalf of such Lender Party. Each Lender Party hereby agrees that the rights and remedies granted to the Administrative Agent under the Loan Documents shall be exercised exclusively by the Administrative Agent, and that no Lender Party shall have any right individually to exercise any such right or remedy, except to the extent, if any, expressly provided herein or therein.

                  9.02. GENERAL NATURE OF ADMINISTRATIVE AGENT'S DUTIES.

                  (a) NO IMPLIED DUTIES. The Administrative Agent shall have no duties or responsibilities except those expressly set forth in this Agreement and the other Loan Documents, and no implied duties or responsibilities on the part of the Administrative Agent shall be read into this Agreement or any Loan Document or shall otherwise exist.

                  (b) NOT A FIDUCIARY. The duties and responsibilities of the Administrative Agent under this Agreement and the other Loan Documents shall be mechanical and administrative in nature, and the Administrative Agent shall not have a fiduciary relationship in respect of any Lender Party.

                  (c) ADMINISTRATIVE AGENT OF LENDER PARTIES. The Administrative Agent is and shall be solely the Administrative Agent of the Lender Parties. The Administrative Agent does not assume, and shall not at any time be deemed to have, any relationship of agency or trust with or for, or any other duty or responsibility to, the Borrower or any Person other than the Lender Parties. The provisions of this Article IX are for the benefit of the Lender Parties (and the other Persons named in Section 9.07), and the Borrower shall not have any rights under any of the provisions of this Article IX.

                  (d) NO OBLIGATION TO TAKE ACTION. The Administrative Agent shall be under no obligation to take any action hereunder or under any other Loan Document if the Administrative Agent believes in good faith that taking such action may conflict with any Law or any provision of this Agreement or any other Loan Document, or may require the Administrative Agent to qualify to do business in any jurisdiction where it is not then so qualified.

                  9.03. EXERCISE OF POWERS. Subject to the other provisions of this Agreement and the other Loan Documents, the Administrative Agent shall take any action of the type specified in this Agreement or any other Loan Document as being within the Administrative Agent's rights, powers or discretion in accordance with directions from the Required Lenders (or, to the extent this Agreement or such Loan Document expressly requires the direction or consent of some other Person or set of Persons, then instead in accordance with the directions of such other Person or set of Persons). In the absence of such directions, the Administrative Agent shall have the authority (but under no circumstances shall be obligated), in its sole discretion, to take any such action, except to the extent this Agreement or such Loan Document expressly requires the direction or consent of the Required Lenders (or some other Person or set of Persons), in which case the Administrative Agent shall not take such action absent such direction or consent. Any action or inaction pursuant to such direction, discretion or consent shall be binding on all the Lender Parties. The Administrative Agent shall not have any liability to any Person as a result of
(x) the Administrative Agent acting or refraining from acting in accordance with the directions of the Required Lenders (or other applicable Person or set of Persons), (y) the Administrative Agent refraining from acting in the absence of instructions to act from the Required Lenders (or other applicable Person or set of Persons), whether or not the Administrative Agent has discretionary power to take such action, or (z) the Administrative Agent taking discretionary action it is authorized to take under this Section (subject, in the case of this clause
(z), to the provisions of Section 9.04(a)).

                  9.04. GENERAL EXCULPATORY PROVISIONS.

                  (a) GENERAL. The Administrative Agent shall not be liable for any action taken or omitted to be taken by it under or in connection with this Agreement or any other Loan Document, unless caused by its own gross negligence or willful misconduct.

                  (b) ADMINISTRATIVE AGENT NOT RESPONSIBLE FOR LOAN DOCUMENTS, ETC. The Administrative Agent shall not be responsible for (i) the execution, delivery, effectiveness, enforceability, genuineness, validity or adequacy of this Agreement or any other Loan Document, (ii) any recital, representation, warranty, document, certificate, report or statement in, provided for in, or received under or in connection with, this Agreement or any other Loan Document,
(iii) any failure of the Borrower, any Lender or Issuing Bank to perform any of their respective obligations under this Agreement or any other Loan Document,
(iv) the existence, validity, enforceability, perfection, recordation, priority, adequacy or value, now or hereafter, of any Lien or other direct or indirect security afforded or purported to be afforded by any of the Loan Documents or otherwise from time to time, or (v) caring for, protecting, insuring, or paying any taxes, charges or assessments with respect to any collateral.

                  (c) NO DUTY OF INQUIRY. The Administrative Agent shall not be under any obligation to ascertain, inquire or give any notice relating to (i) the performance or observance of any of the terms or conditions of this Agreement or any other Loan Document on the part of the Borrower, (ii) the business, operations, condition (financial or other) or prospects of the Borrower or any other Person, or (iii) except to the extent set forth in Section 9.05(f), the existence of any Event of Default or Potential Default.

                  (d) NOTICES. The Administrative Agent shall not be under any obligation, either initially or on a continuing basis, to provide any Lender Party with any notices, reports or information of any nature, whether in its possession presently or hereafter, except for such notices, reports and other information expressly required by this Agreement or any other Loan Document to be furnished by the Administrative Agent to such Lender Party.

                  9.05.  ADMINISTRATION BY THE ADMINISTRATIVE AGENT.

                  (a) RELIANCE ON NOTICES. The Administrative Agent may rely upon any notice or other communication of any nature (written or oral, including but not limited to telephone conversations, whether or not such notice or other communication is made in a manner permitted or required by this Agreement or any Loan Document) purportedly made by or on behalf of the proper party or parties, and the Administrative Agent shall not have any duty to verify the identity or authority of any Person giving such notice or other communication.

                  (b) CONSULTATION. The Administrative Agent may consult with legal counsel (including, without limitation, in-house counsel for the Administrative Agent or in-house or other counsel for the Borrower), independent public accountants and any other experts selected by it from time to time, and the Administrative Agent shall not be liable for any action taken or omitted to be taken in good faith by it in accordance with the advice of such counsel, accountants or experts.

                  (c) RELIANCE ON CERTIFICATES, ETC. The Administrative Agent may conclusively rely upon the truth of the statements and the correctness of the opinions expressed in any certificates or opinions furnished to the Administrative Agent in accordance with the requirements of this Agreement or any other Loan Document. Whenever the Administrative Agent shall deem it necessary or desirable that a matter be proved or established with respect to the Borrower or any Lender Party, such matter may be established by a certificate of the Borrower or such Lender Party, as the case may be, and the Administrative Agent may conclusively rely upon such certificate (unless other evidence with respect to such matter is specifically prescribed in this Agreement or another Loan Document).

                  (d) INDEMNITY. The Administrative Agent may fail or refuse to take any action unless it shall be indemnified to its satisfaction from time to time against any and all amounts, liabilities, obligations, losses, damages, penalties, actions, judgments, suits, costs, expenses or disbursements of any kind or nature which may be imposed on, incurred by or asserted against the Administrative Agent by reason of taking or continuing to take any such action.

                  (e) PERFORMANCE THROUGH ADMINISTRATIVE AGENTS. The Administrative Agent may perform any of its duties under this Agreement or any other Loan Document by or through agents or attorneys-in-fact. The Administrative Agent shall not be responsible for the negligence or misconduct of any agents or attorneys-in fact selected by it with reasonable care.

                  (f) NOTICE OF DEFAULT. The Administrative Agent shall not be deemed to have any knowledge or notice of the occurrence of any Event of Default or Potential Default unless the Administrative Agent has received notice from a Lender Party or the Borrower referring to this Agreement, describing such Event of Default or Potential Default, and stating that such notice is a "notice of default." If the Administrative Agent receives such a notice, the Administrative Agent shall give prompt notice thereof to each Lender.

                  9.06. LENDERS NOT RELYING ON ADMINISTRATIVE AGENT OR OTHER LENDERS. Each Lender Party hereby acknowledges as follows: (a) Neither the Administrative Agent nor any other Lender Party has made any representations or warranties to it, and no act taken hereafter by the Administrative Agent or any other Lender Party shall be deemed to constitute any representation or warranty by the Administrative Agent or such other Lender Party to it. (b) It has, independently and without reliance upon the Administrative Agent or any other Lender Party, and based upon such documents and information as it has deemed appropriate, made its own credit and legal analysis and decision to enter into this Agreement and the other Loan Documents. (c) It will, independently and without reliance upon the Administrative Agent or any other Lender Party, and based upon such documents and information as it shall deem appropriate at the time, make its own decisions to take or not take action under or in connection with this Agreement and the other Loan Documents.

                  9.07. INDEMNIFICATION OF ADMINISTRATIVE AGENT BY LENDERS. Each Lender hereby agrees to reimburse and indemnify the Administrative Agent and its directors, officers, employees and agents (to the extent not reimbursed by the Borrower and without limitation of the obligations of the Borrower to do so), Pro Rata, from and against any and all amounts, losses, liabilities, claims, damages, expenses, obligations, penalties, actions, judgments, suits, costs or disbursements of any kind or nature (including, without limitation, the fees and disbursements of counsel for the Administrative Agent or such other Person in connection with any investigative, administrative or judicial proceeding commenced or threatened, whether or not the Administrative Agent or such other Person shall be designated a party thereto) that may at any time be imposed on, incurred by or asserted against the Administrative Agent or such other Person as a result of, or arising out of, or in any way related to or by reason of, this Agreement, any other Loan Document, any transaction from time to time contemplated hereby or thereby, or any transaction financed in whole or in part or directly or indirectly with the proceeds of any Loan or Letter of Credit; provided, that no Lender shall be liable for any portion of such amounts, losses, liabilities, claims, damages, expenses, obligations, penalties, actions, judgments, suits, costs or disbursements resulting from the gross negligence or willful misconduct of the Administrative Agent or such other Person.

                  9.08. ADMINISTRATIVE AGENT IN ITS INDIVIDUAL CAPACITY. With respect to its Commitments and the Loan Obligations owing to it, the Administrative Agent shall have the same rights and powers under this Agreement and each other Loan Document as any other Lender and may exercise the same as though it were not the Administrative Agent, and the terms "Lender," "Swingline Lender," "Issuing Bank," "holders of Notes" and like terms shall include the Administrative Agent in its individual capacity as such. The Administrative Agent and its affiliates may, without liability to account, make loans to, accept deposits from, acquire debt or equity interests in, enter into derivatives transactions with, act as trustee under indentures of, and engage in any other business or transaction with, the Borrower or any stockholder, subsidiary or affiliate of the Borrower, as though the Administrative Agent were not the Administrative Agent hereunder.

                  9.09. HOLDERS OF NOTES. The Administrative Agent may deem and treat the Lender which is payee of a Note as the owner and holder of such Note for all purposes hereof unless and until a Transfer Supplement with respect to the assignment or transfer thereof shall have been filed with the Administrative Agent in accordance with Section 10.14. Any authority, direction or consent of any Person who at the time of giving such authority, direction or consent is shown in the Register as being a Lender shall be conclusive and binding on each present and subsequent holder, transferee or assignee of any Note or Notes payable to such Lender or of any Note or Notes issued in exchange therefor.

                  9.10. SUCCESSOR ADMINISTRATIVE AGENT. The Administrative Agent may resign at any time by giving 45 days' prior written notice thereof to the Lenders and the Borrower. The Administrative Agent may be removed by the Required Lenders at any time by giving 10 days' prior written notice thereof to the Administrative Agent, the other Lenders and the Borrower. Upon any such resignation or removal, the Required Lenders shall have the right to appoint a successor Administrative Agent (subject to the Borrower's consent, which will not be unreasonably withheld or delayed). If no successor Administrative Agent shall have been so appointed and consented to, and shall have accepted such appointment, within 30 days after such notice of resignation or removal, then the retiring Administrative Agent may (but shall not be required to) appoint a successor Administrative Agent. Each successor Administrative Agent shall be a commercial bank or trust company organized under the laws of the United States of America or any State thereof and having a combined capital and surplus of at least $500,000,000. Upon the acceptance by a successor Administrative Agent of its appointment as Administrative Agent hereunder, such successor Administrative Agent shall thereupon succeed to and become vested with all the properties, rights, powers, privileges and duties of the former Administrative Agent in its capacity as such, without further act, deed or conveyance. Upon the effective date of resignation or removal of a retiring Administrative Agent, such Administrative Agent shall be discharged from its duties as such under this Agreement and the other Loan Documents, but the provisions of this Agreement shall inure to its benefit as to any actions taken or omitted by it while it was Administrative Agent under this Agreement. If and so long as no successor Administrative Agent shall have been appointed, then any notice or other communication required or permitted to be given by the Administrative Agent shall be sufficiently given if given by the Required Lenders, all notices or other communications required or permitted to be given to the Administrative Agent shall be given to each Lender, and all payments to be made to the Administrative Agent shall be made directly to the Borrower or Lender Party for whose account such payment is made.

                  9.11. CALCULATIONS. The Administrative Agent shall not be liable for any calculation, apportionment or distribution of payments made by it in good faith. If such calculation, apportionment or distribution is subsequently determined to have been made in error, the sole recourse of any Lender Party to whom payment was due but not made shall be to recover from the other Lender Parties any payment in excess of the amount to which they are determined to be entitled or, if the amount due was not paid by the Borrower, to recover such amount from the Borrower.

                  9.12. ADMINISTRATIVE AGENT'S FEE. The Borrower agrees to pay to the Administrative Agent, for its individual account, such fees as are set forth in a separate letter agreement between the Administrative Agent and the Borrower.

                  9.13. FUNDING BY ADMINISTRATIVE AGENT. Unless the Administrative Agent shall have been notified in writing by any Lender not later than the close of business on the day before the day on which a Loan is requested by the Borrower to be made that such Lender will not make such Loan, the Administrative Agent may assume that such Lender will make such Loan, and in reliance upon such assumption the Administrative Agent may (but in no circumstances shall be required to) make available to the Borrower a corresponding amount. If and to the extent that any Lender fails to make such payment to the Administrative Agent on such date, such Lender shall pay such amount on demand (or, if such Lender fails to pay such amount on demand, the Borrower shall pay such amount on demand), together with interest, for the Administrative Agent's own account, for each day from and including the date of the Administrative Agent's payment to and including the date of repayment to the Administrative Agent (before and after judgment) at the following rates per annum: (x) for each day from and including the date of such payment by the Administrative Agent to and including the second Business Day thereafter, at the Federal Funds Effective Rate for such day, and (y) for each day thereafter, at the rate applicable to such Loans for such day. If a Lender shall repay to the Administrative Agent the amount made available by the Administrative Agent to the Borrower, such amount so repaid shall thereafter constitute a Loan by such Lender for purposes of this Agreement. All payments to the Administrative Agent under this Section shall be made to the Administrative Agent at its Office in Dollars in funds immediately available at such Office, without set-off, withholding, counterclaim or other deduction of any nature.

                  9.14. SYNDICATION AGENTS. The title "Syndication Agent," given to certain Lenders named on the cover page of this Agreement, is purely honorific, and no Syndication Agent, as in its capacity as such, shall have any duties or responsibilities.


                                    ARTICLE X
                                  MISCELLANEOUS

                  10.01. HOLIDAYS. Except as otherwise expressly provided herein or therein, whenever any payment or action to be made or taken hereunder or under any other Loan Document shall be stated to be due on a day which is not a Business Day, such payment or action shall be made or taken on the next following Business Day and such extension of time shall be included in computing interest or fees, if any, in connection with such payment or action.

                  10.02. RECORDS. The unpaid principal amount of the Committed Loans and the Competitive Bid Loans owing to each Lender, the unpaid interest accrued thereon, the interest rate or rates applicable to such unpaid principal amount, the duration of such applicability, each Lender's Revolving Credit Committed Amount and Term Loan Committed Amount and the accrued and unpaid fees owing to each Lender Party shall at all times be ascertained from the records of the Administrative Agent, which shall be conclusive absent manifest error. The unpaid Letter of Credit Reimbursement Obligations, the unpaid interest accrued thereon, and the interest rate or rates applicable thereto shall at all times be ascertained from the records of the Issuing Bank, which shall be conclusive absent manifest error. The unpaid principal amount of the Swingline Loans, the unpaid interest accrued thereon and the interest rate or rates applicable thereto shall at all times be ascertained from the records of the Swingline Lender, which shall be conclusive absent manifest error.

                  10.03. AMENDMENTS AND WAIVERS. The Administrative Agent and the Borrower may from time to time amend, modify or supplement the provisions of this Agreement or any other Loan Document (other than the Shared Security Documents) for the purpose of amending, adding to, or waiving any provisions, releasing any collateral, or changing in any manner the rights and duties of the Borrower or any Lender Party. Any such amendment, modification or supplement made by the Borrower and the Administrative Agent in accordance with the provisions of this
Section 10.03 shall be binding upon the Borrower and each Lender Party. The Administrative Agent shall enter into such amendments, modifications or supplements from time to time as directed by the Required Lenders, and only as so directed, provided, that no such amendment, modification or supplement may be made which will:

                  (a) Increase the Revolving Credit Committed Amount or Term Loan Committed Amount of any Lender over the amount thereof then in effect without the written consent of each Lender affected thereby, or extend the Revolving Credit Maturity Date without the written consent of each Lender;

                  (b) Reduce the principal amount of or extend the time for any scheduled payment of principal of any Loan without the written consent of each Lender affected thereby, or reduce the rate of interest or extend the time for payment of interest borne by any Loan or Letter of Credit Reimbursement Obligation (other than as a result of waiving the applicability of any increase in interest rates applicable to overdue amounts), or extend the time for payment of or reduce the amount of any Revolving Credit Commitment Fee or Letter of Credit Fee, without the written consent of each Lender affected thereby;

                  (c) Change the definition of "Required Lenders" or amend this
         Section 10.03, without the written consent of each Lender;

                  (d) Amend or waive any of the provisions of Article IX, or impose additional duties upon the Administrative Agent, or otherwise affect the rights, interests or obligations of the Administrative Agent, without the written consent of the Administrative Agent; amend or waive any of the provisions of Section 3.01, or impose additional duties upon any Issuing Bank, or otherwise affect the rights, interests or obligations of any Issuing Bank, without the written consent of the Issuing Bank Representative; or amend or waive any of the provisions of
         Section 3.02, or impose additional duties upon the Swingline Lender, or otherwise affect the rights, interests or obligations of the Swingline Lender, without the written consent of the Swingline Lender;

                  (e) Alter the priority of distributions set forth in Section 8.03, without the written consent of each Lender affected thereby;

                  (f) Reduce any Letter of Credit Unreimbursed Draw, or extend the time for repayment by the Borrower of any Letter of Credit Unreimbursed Draw, without the written consent of each Lender; or

                  (g) Release all or substantially all of the Shared Collateral (other than in accordance with the provisions of the Loan Documents), or terminate the Subsidiary Guaranty, without the written consent of Supermajority Lenders;

and provided further, that Transfer Supplements may be entered into in the manner provided in Section 10.14. Any such amendment, modification or supplement must be in writing, manually signed by or on behalf of the Borrower and the Lender Party which is party thereto, and shall be effective only to the extent set forth in such writing. Any Event of Default or Potential Default waived or consented to in any such amendment, modification or supplement shall be deemed to be cured and not continuing to the extent and for the period set forth in such waiver or consent, but no such waiver or consent shall extend to any other or subsequent Event of Default or Potential Default or impair any right consequent thereto. Shared Security Documents may be amended, modified and supplemented from time to time in accordance with the terms thereof and of the Collateral Agency Agreement, and any such amendment, modification or supplement so made shall be binding upon the Borrower and each Lender Party (and to the extent that any consent, direction or other action is required by the Administrative Agent in connection therewith, the provisions of the third sentence of this Section 10.03 shall apply to the Administrative Agent in giving such consent or direction or taking such action as if such action were an amendment, modification or supplement of this Agreement).

                  10.04. NO IMPLIED WAIVER; CUMULATIVE REMEDIES. No course of dealing and no delay or failure of the Collateral Agent or any Lender Party in exercising any right, power or privilege under this Agreement or any other Loan Document shall affect any other or future exercise thereof or exercise of any other right, power or privilege; nor shall any single or partial exercise of any such right, power or privilege or any abandonment or discontinuance of steps to enforce such a right, power or privilege preclude any further exercise thereof or of any other right, power or privilege. The rights and remedies of the Collateral Agent and the Lender Parties under this Agreement and any other Loan Document are cumulative and not exclusive of any rights or remedies which any of them would otherwise have hereunder or thereunder, at law, in equity or otherwise.

                  10.05. NOTICES.

                  (a) GENERAL. Except to the extent otherwise expressly permitted hereunder or thereunder, all notices, requests, demands, directions and other communications (collectively "notices") to the Borrower or any Lender Party under this Agreement or any Loan Document shall be in writing (including telexes and facsimile transmission) and shall be sent by first-class mail, or by nationally-recognized overnight courier, or by telex or facsimile transmission (with confirmation in writing mailed first-class or sent by such an overnight courier), or by personal delivery. All notices shall be sent to the applicable party (x) in the case of the Borrower or the Administrative Agent, at the address stated on the signature pages hereof, (y) in the case of any Lender, at its address set forth in its Administrative Questionnaire, or (z) in the case of any party, in at such address as it may specify for the purpose by notice to the Administrative Agent and the Borrower. Any such properly given notice shall be effective when received.

                  (b) COPIES TO ADMINISTRATIVE AGENT. Any Lender giving any notice to the Borrower or any other party to a Loan Document shall simultaneously send a copy thereof to the Administrative Agent.

                  (c) RELIANCE. Each Lender Party may rely on any notice (whether or not such notice is made in a manner permitted or required by this Agreement or any Loan Document) purportedly made by or on behalf of the Borrower, and no Lender Party shall have any duty to verify the identity or authority of any Person giving such notice.

                  10.06. EXPENSES; INDEMNITY.

                  (a) EXPENSES. The Borrower agrees to pay or cause to be paid and to save each Lender Party harmless against liability for the payment of all reasonable out-of-pocket costs and expenses (including but not limited to reasonable fees and expenses of outside counsel, including local counsel, auditors, and all other professional, accounting, evaluation and consulting costs) from time to time arising from or relating to (i) in the case of the Administrative Agent and each Syndication Agent, the negotiation, preparation, execution, delivery and syndication of this Agreement and the other Loan Documents (it being understood that this clause (i) shall not entitle any Syndication Agent to be reimbursed for legal expenses, except to the extent, if any, such Syndication Agent engaged local counsel at the request of the Administrative Agent), (ii) in the case of the Administrative Agent, administration and performance of this Agreement and the other Loan Documents, and any requested amendments, modifications, supplements, waivers or consents (whether or not ultimately entered into or granted) to this Agreement or any Loan Document, and (iii) in the case of each Lender Party, the enforcement or preservation of rights under this Agreement or any Loan Document (including but not limited to any such costs or expenses arising from or relating to (A) the creation, perfection or protection of any Lien on any collateral, (B) the protection, collection, lease, sale, taking possession of, preservation of, or realization on, any collateral, including without limitation advances for taxes, filing fees and the like, (C) collection or enforcement by any Lender Party of any outstanding Loan or any other amount owing hereunder or thereunder, and (D) any litigation, proceeding, dispute, work-out, restructuring or rescheduling related in any way to this Agreement or the Loan Documents, it being understood, however, that this clause
(iii) shall not entitle a Lender to reimbursement of expenses incurred by such Lender in exercising rights under Section 6.01(g) unless an Event of Default or Potential Default has occurred and is continuing).

                  (b) INDEMNITY. The Borrower hereby agrees to reimburse and indemnify the Lender Parties, their respective affiliates, and the directors, officers, employees, attorneys and agents of each of the foregoing (the "Lender Indemnified Parties"), and each of them, and to hold each of them harmless from and against, any and all losses, liabilities, claims, damages, expenses, obligations, penalties, actions, judgments, suits, costs or disbursements of any kind or nature whatsoever (including, without limitation, the fees and disbursements of outside counsel for such Lender Indemnified Party in connection with any investigative, administrative or judicial proceeding commenced or threatened, whether or not such Lender Indemnified Party shall be designated a party thereto) that may at any time be imposed on, asserted against or incurred by such Lender Indemnified Party as a result of, or arising out of, or in any way related to or by reason of this Agreement or any other Loan Document, any transaction from time to time contemplated hereby or thereby, or any transaction financed or secured in whole or in part, directly or indirectly, with the proceeds of any Loan or by any Letter of Credit or the proceeds thereof (and without in any way limiting the generality of the foregoing, including any grant of any Lien on collateral or any exercise by the Collateral Agent or any Lender Party of any of its rights or remedies under this Agreement or any other Loan Document); but excluding any portion of such losses, liabilities, claims, damages, expenses, obligations, penalties, actions, judgments, suits, costs or disbursements resulting from the gross negligence or willful misconduct of such Lender Indemnified Party. If and to the extent that the foregoing obligations of the Borrower under this Section 10.06(b), or any other indemnification obligation of the Borrower hereunder or under any other Loan Document, are unenforceable for any reason, the Borrower hereby agrees to make the maximum contribution to the payment and satisfaction of such obligations which is permissible under applicable Law.

                  10.07. SEVERABILITY. The provisions of this Agreement are intended to be severable. If any provision of this Agreement shall be held invalid or unenforceable in whole or in part in any jurisdiction such provision shall, as to such jurisdiction, be ineffective to the extent of such invalidity or unenforceability without in any manner affecting the validity or enforceability thereof in any other jurisdiction or the remaining provisions hereof in any jurisdiction.

                  10.08. PRIOR UNDERSTANDINGS. This Agreement and the other Loan Documents supersede all prior and contemporaneous understandings and agreements, whether written or oral, among the parties hereto and thereto relating to the transactions provided for herein and therein, including the commitment letter dated October 14, 1997; provided, however, that (x) the Borrower's obligations to make the payments contemplated by the origination fee letter referred to in such commitment letter shall survive execution of this Agreement, and (y) the Borrower, the initial Lenders and the Administrative Agent have entered into a letter agreement, dated as of the date hereof, captioned "Special Funding Procedures" (the "Special Funding Procedures Letter"), which relates to special notice procedures and interest rate provisions for certain Loans to be made on or shortly after the Closing Date, and the Special Funding Procedures Letter supplements and forms part of this Agreement.

                  10.09. EFFECTIVENESS; DURATION; SURVIVAL.

                  (a) EFFECTIVENESS. This Agreement shall become effective on the date that the Administrative Agent shall have received counterparts hereof signed by each of the parties hereto (or, in the case of any party as to which an executed counterparty shall not have been received, receipt by the Administrative Agent of facsimile or other written confirmation from such party of execution of a counterpart hereof by such party.

                  (b) DURATION; SURVIVAL. All covenants and agreements of the Borrower contained in this Agreement shall continue in full force and effect from and after the date this Agreement becomes effective until all Commitments have terminated, all Letters of Credit have expired or have been terminated, and all Loan Obligations (other than Contingent Indemnification Obligations) have been indefeasibly paid in full in cash. Without limitation, all obligations of the Borrower hereunder or under any other Loan Document to make payments to or indemnify any Lender Party or Lender Indemnified Party (including but not limited to obligations arising under Sections 2.10, 2.11 and 10.06) shall survive the payment in full of all other Loan Obligations, termination of the Borrower's right to borrow hereunder, and all other events and conditions whatever. In addition, all obligations of each Lender to make payments to or indemnify the Administrative Agent, the Swingline Lender or the Issuing Banks and Persons related to the Administrative Agent, the Swingline Lender or the Issuing Banks (including but not limited to obligations arising under Sections 3.01(h)(iii), 3.02(e)(iii) and 9.07) shall survive the payment in full by the Borrower of all Loan Obligations, termination of the Borrower's right to borrow hereunder, and all other events and conditions whatever. All representations and warranties of the Borrower contained herein or in any other Loan Document or made in connection herewith or therewith shall survive the making of, and shall not be waived by the execution and delivery, of this Agreement or any other Loan Document, any investigation by or knowledge of any Lender Party, the making of any Loan, the issuance of any Letter of Credit or any other event or condition whatever.

                  10.10. COUNTERPARTS. This Agreement may be executed in any number of counterparts and by the different parties hereto on separate counterparts each of which, when so executed, shall be deemed an original, but all such counterparts shall constitute but one and the same instrument.

                  10.11. LIMITATION ON PAYMENTS. The parties hereto intend to conform to all applicable Laws in effect from time to time limiting the maximum rate of interest that may be charged or collected. Accordingly, notwithstanding any other provision hereof or of any other Loan Document, the Borrower shall not be required to make any payment to or for the account of any Lender, and each Lender shall refund any payment made by the Borrower, to the extent that such requirement or such failure to refund would violate or conflict with nonwaivable provisions of applicable Laws limiting the maximum amount of interest which may be charged or collected by such Lender.

                  10.12. SET-OFF. The Borrower hereby agrees that if any Loan Obligation of the Borrower shall be due and payable (by acceleration or otherwise), each Lender Party shall have the right, without notice to the Borrower, to set-off against and to appropriate and apply to such Loan Obligation any obligation of any nature owing to the Borrower by such Lender Party, including but not limited to all deposits (whether time or demand, general or special, provisionally credited or finally credited, whether or not evidenced by a certificate of deposit) now or hereafter maintained by the Borrower with such Lender Party. Such right shall be absolute and unconditional in all circumstances and, without limitation, shall exist whether or not such Lender Party or any other Person shall have given notice or made any demand to the Borrower or any other Person, whether such obligation owed to the Borrower is contingent, absolute, matured or unmatured (it being agreed that such Lender Party may deem such obligation to be then due and payable at the time of such setoff), and regardless of the existence or adequacy of any collateral, guaranty or any other security, right or remedy available to any Lender Party or any other Person. The Borrower hereby agrees that, to the fullest extent permitted by law, any Participant and any branch, subsidiary or affiliate of any Lender Party or any Participant shall have the same rights of set-off as a Lender as provided in this Section 10.12 (regardless of whether such Participant, branch, subsidiary or affiliate would otherwise be deemed in privity with or a direct creditor of the Borrower). The rights provided by this Section 10.12 are in addition to all other rights of set-off and banker's lien and all other rights and remedies which any Lender Party (or any such Participant, branch, subsidiary or affiliate) may otherwise have under this Agreement, any other Loan Document, at law or in equity, or otherwise, and nothing in this Agreement or any Loan Document shall be deemed a waiver or prohibition of or restriction on the rights of set-off or bankers' lien of any such Person.

                  10.13. SHARING OF COLLECTIONS. Subject to Section 2.06 of the Collateral Agency Agreement, the Lenders hereby agree among themselves that if any Lender shall receive (by voluntary payment, realization upon security, set-off or from any other source) any amount on account of the Loans, interest thereon, or any other Loan Obligation contemplated by this Agreement or the other Loan Documents to be made by the Borrower ratably to all Lenders in greater proportion than any such amount received by any other Lender, then the Lender receiving such proportionately greater payment shall notify each other Lender and the Administrative Agent of such receipt, and equitable adjustment will be made in the manner stated in this Section so that, in effect, all such excess amounts will be shared ratably among all of the Lenders. The Lender receiving such excess amount shall purchase (which it shall be deemed to have done simultaneously upon the receipt of such excess amount) for cash from the other Lenders a participation in the applicable Loan Obligations owed to such other Lenders in such amount as shall result in a ratable sharing by all Lenders of such excess amount (and to such extent the receiving Lender shall be a Participant). If all or any portion of such excess amount is thereafter recovered from the Lender making such purchase, such purchase shall be rescinded and the purchase price restored to the extent of such recovery, together with interest or other amounts, if any, required by Law to be paid by the Lender making such purchase. The Borrower hereby consents to and confirms the foregoing arrangements. Each Participant shall be bound by this Section as fully as if it were a Lender hereunder.

                  10.14. SUCCESSORS AND ASSIGNS; PARTICIPATIONS; ASSIGNMENTS.

                  (a) SUCCESSORS AND ASSIGNS. This Agreement shall be binding upon and inure to the benefit of the parties hereto and their respective successors and assigns, except that the Borrower may not assign or transfer any of its rights hereunder without the prior written consent of all the Lenders and the Administrative Agent, and any purported assignment or transfer without such consent shall be void.

                  (b) PARTICIPATIONS. Any Lender may, in the ordinary course of its business and in accordance with applicable Law, at any time sell participations to one or more commercial banks or other Persons (each a "Participant") in all or a portion of its rights and obligations under this Agreement and the other Loan Documents (including, without limitation, all or a portion of its Commitments and the Loans owing to it and any Note held by it); provided, that

                  (i) any such Lender's obligations under this Agreement and the other Loan Documents shall remain unchanged,

                  (ii) such Lender shall remain solely responsible to the other parties hereto for the performance of such obligations,

                  (iii) the parties hereto shall continue to deal solely and directly with such Lender in connection with such Lender's rights and obligations under this Agreement and each of the other Loan Documents, and

                  (iv) such Participant shall, by accepting such Participation, be bound by the provisions of Section 10.13, and

                  (v) if such Participant is not already a Participant or a Lender, and if such Participation gives such Participant any voting rights (other than on matters described in clauses (a) through (g), inclusive, of Section 10.03), such Participation shall be subject to consent of the Administrative Agent, the Issuing Bank Representative and the Swingline Lender and the Borrower pursuant to clause (i) of
         Section 10.14(c) as if such Participation were an assignment described therein.

The Borrower agrees that any such Participant shall be entitled to the benefits of Sections 2.10, 2.11, 10.06 and 10.12 with respect to its participation in the Commitments and the Loans outstanding from time to time; provided, that no such Participant shall be entitled to receive any greater amount pursuant to such Sections than the transferor Lender would have been entitled to receive in respect of the amount of the participation transferred to such Participant had no such transfer occurred.

                  (c) ASSIGNMENTS. Any Lender may, in the ordinary course of its business and in accordance with applicable Law, at any time assign all or a portion of its rights and obligations as Lender under this Agreement and the other Loan Documents (including, without limitation, all or any portion of its Commitments and Loans owing to it and any Note held by it) to any Lender or to one or more additional commercial banks or other Persons (each a "Purchasing Lender"); provided, that

                  (i) any such assignment to a Purchasing Lender which is not a Lender or an affiliate of the assigning Lender shall be made only with the consent of the Borrower, the Administrative Agent, the Issuing Bank Representative and the Swingline Lender (which consent may not be unreasonably withheld or delayed);

                  (ii) if a Lender makes such an assignment of less than all of its then remaining rights and obligations under this Agreement and the other Loan Documents, such transferor Lender shall retain, after such assignment, a minimum principal amount of $10,000,000 of the Commitments or Loans then outstanding, and after giving effect to such assignment the Purchasing Lender shall have a minimum aggregate principal amount of $10,000,000 of the Commitments or Loans then outstanding,

                  (iii) each such assignment shall be of a constant, and not a varying, percentage of all of the Revolving Credit Commitments, Term Loan Commitments and Loans of the transferor Lender, and of all of the transferor Lender's related rights and obligations under this Agreement and the other Loan Documents (provided, that such assignment may, but need not, include rights of the transferor Lender in respect of outstanding Competitive Bid Loans), and

                  (iv) each such assignment shall be made pursuant to a Transfer Supplement in substantially the form of Exhibit C to this Agreement, duly completed (a "Transfer Supplement").

In order to effect any such assignment, the transferor Lender and the Purchasing Lender shall execute and deliver to the Administrative Agent a duly completed Transfer Supplement (including any consents required by the foregoing clause
(i)), together with any Note or Notes subject to such assignment, and a processing and recording fee of $3,500; and, upon receipt thereof, the Administrative Agent shall accept such Transfer Supplement. Upon receipt of the Purchase Price Receipt Notice referred to in such Transfer Supplement, the Administrative Agent shall record such acceptance in the Register. Upon such execution, delivery, acceptance and recording, from and after the close of business at the Administrative Agent's Office on the Transfer Effective Date specified in such Transfer Supplement

                  (x) the Purchasing Lender shall be a party hereto and, to the extent provided in such Transfer Supplement, shall have the rights and obligations of a Lender hereunder, and

                  (y) the transferor Lender thereunder shall be released from its obligations under this Agreement to the extent so transferred (and, in the case of an Transfer Supplement covering all or the remaining portion of a transferor Lender's rights and obligations under this Agreement, such transferor Lender shall cease to be a party to this Agreement) from and after the Transfer Effective Date.

On or prior to the Transfer Effective Date specified in a Transfer Supplement, the Borrower, at its expense, shall execute and deliver to the Administrative Agent (for delivery to the Purchasing Lender) new Notes evidencing such Purchasing Lender's assigned Commitments and Loans and (for delivery to the transferor Lender) replacement Notes evidencing the Commitments and Loans retained by the transferor Lender (such Notes to be in exchange for, but not in payment of, those Notes then held by such transferor Lender). Each such Note shall be dated the date and be substantially in the form of the predecessor Note. The Administrative Agent shall mark the predecessor Notes "exchanged" and deliver them to the Borrower. Accrued interest and accrued fees shall be paid to the Purchasing Lender at the same time or times provided in the predecessor Notes and this Agreement.

                  (d) REGISTER. The Administrative Agent shall maintain at its office a copy of each Transfer Supplement delivered to it and a register (the "Register") for the recordation of the names and addresses of the Lenders and the Commitment of, and principal amount of the Loans owing to, each Lender from time to time. The entries in the Register shall be conclusive absent manifest error and the Borrower and each Lender Party may treat each person whose name is recorded in the Register as a Lender hereunder for all purposes of the Agreement. The Register shall be available for inspection by the Borrower or any Lender at any reasonable time and from time to time upon reasonable prior notice.

                  (e) FINANCIAL AND OTHER INFORMATION. Subject to Section 10.15, the Borrower authorizes the Administrative Agent and each Lender to disclose to any Participant or Purchasing Lender, or prospective Participant or Purchasing Lender, any and all financial and other information delivered to, received by, or otherwise in the possession of, such Person from time to time relating to the Borrower, its Subsidiaries and affiliates, or the matters contemplated by the Loan Documents. At the request of any Lender, the Borrower, at the Borrower's expense, shall provide to each prospective transferee the conformed copies of documents referred to in Section 4 of the form of Transfer Supplement.

                  (f) SYNDICATION. The Borrower shall, at the reasonable request of the Administrative Agent or each Syndication Agent from time to time, at the Borrower's expense, use all reasonable efforts to cooperate with their respective syndication efforts, including, without limitation, (i) providing information packages from time to time for delivery to prospective Participants and Purchasing Lenders, at Borrower's expense, and (ii) causing appropriate officers, representatives and experts to meet with prospective Participants and Purchasing Lenders from time to time as reasonably requested by the Administrative Agent or any Syndication Agent.

                  (g) ASSIGNMENTS TO FEDERAL RESERVE BANK. Any Lender may at any time assign all or any portion of its rights under this Agreement, including without limitation any Loans owing to it and any Note held by it, to a Federal Reserve Bank. No such assignment shall relieve the transferor Lender from any of its obligations hereunder.

                  10.15. CONFIDENTIALITY. Each Lender Party agrees to take reasonable precautions to maintain the confidentiality of information designated in writing by the Borrower as confidential and provided to it by the Borrower in connection with this Agreement; provided, that any Lender Party may disclose such information (i) at the request of any bank regulatory authority or other Governmental Authority or in connection with an examination of such Lender Party by any such Governmental Authority, (ii) pursuant to subpoena or other court process, (iii) to the extent such Lender Party is required (or believes in good faith, following receipt of advice of counsel, that it is required) to do so in accordance with any applicable Law, (iv) to such Lender Party's independent auditors and other professional advisors, (v) in connection with the enforcement of any of such Lender Party's rights under or in connection with any Loan Document, (vi) to the extent that such information becomes publicly available other than by breach of this Agreement, or becomes available to such Lender Party on a non-confidential basis from a source other than the Borrower, (vii) to any other Lender Party, and (viii) to any actual or potential Participant or Purchasing Lender; so long as, in the case of clauses (iv), (vii) and (viii), such Person has been notified that, by receiving any such confidential information, it is subject to the foregoing confidentiality requirements to the same extent as such Lender Party.

                  10.16. COLLATERAL. Each of the Lenders represents to the Administrative Agent, Collateral Agent and each of the other Lenders that it in good faith is not relying upon any Margin Stock as collateral in the extension or maintenance of the credit provided for in this Agreement. Each of the Lenders acknowledges that the proceeds of the extension of credit hereunder will be used as provided in Section 6.09.

                  10.17. GOVERNING LAW; SUBMISSION TO JURISDICTION; WAIVER OF JURY TRIAL; LIMITATION OF Liability.

                  (a) GOVERNING LAW. THIS AGREEMENT AND ALL OTHER LOAN DOCUMENTS (EXCEPT TO THE EXTENT, IF ANY, OTHERWISE EXPRESSLY STATED IN SUCH OTHER LOAN DOCUMENTS) SHALL BE GOVERNED BY, CONSTRUED AND ENFORCED IN ACCORDANCE WITH THE LAWS OF THE COMMONWEALTH OF PENNSYLVANIA, WITHOUT REGARD TO CHOICE OF LAW PRINCIPLES.

                  (b) CERTAIN WAIVERS. THE BORROWER HEREBY IRREVOCABLY AND
UNCONDITIONALLY:

                  (I) AGREES THAT ANY ACTION, SUIT OR PROCEEDING BY ANY PERSON ARISING FROM OR RELATING TO THIS AGREEMENT OR ANY OTHER LOAN DOCUMENT OR ANY STATEMENT, COURSE OF CONDUCT, ACT, OMISSION, OR EVENT OCCURRING IN CONNECTION HEREWITH OR THEREWITH (COLLECTIVELY, "RELATED LITIGATION") MAY BE BROUGHT IN ANY STATE OR FEDERAL COURT OF COMPETENT JURISDICTION SITTING IN ALLEGHENY COUNTY, PENNSYLVANIA, SUBMITS TO THE JURISDICTION OF SUCH COURTS, AND TO THE FULLEST EXTENT PERMITTED BY LAW AGREES THAT IT WILL NOT BRING ANY RELATED LITIGATION IN ANY OTHER FORUM (BUT NOTHING HEREIN

         SHALL AFFECT THE RIGHT OF ANY LENDER PARTY TO BRING ANY ACTION, SUIT OR PROCEEDING IN ANY OTHER FORUM);

                  (II) WAIVES ANY OBJECTION WHICH IT MAY HAVE AT ANY TIME TO THE LAYING OF VENUE OF ANY RELATED LITIGATION BROUGHT IN ANY SUCH COURT, WAIVES ANY CLAIM THAT ANY SUCH RELATED LITIGATION HAS BEEN BROUGHT IN AN INCONVENIENT FORUM, AND WAIVES ANY RIGHT TO OBJECT, WITH RESPECT TO ANY RELATED LITIGATION BROUGHT IN ANY SUCH COURT, THAT SUCH COURT DOES NOT HAVE JURISDICTION OVER THE BORROWER;

                  (III) CONSENTS AND AGREES TO SERVICE OF ANY SUMMONS, COMPLAINT OR OTHER LEGAL PROCESS IN ANY RELATED LITIGATION BY REGISTERED OR CERTIFIED U.S. MAIL, POSTAGE PREPAID, TO THE BORROWER AT THE ADDRESS FOR NOTICES DESCRIBED IN SECTION 10.05, AND CONSENTS AND AGREES THAT SUCH SERVICE SHALL CONSTITUTE IN EVERY RESPECT VALID AND EFFECTIVE SERVICE (BUT NOTHING HEREIN SHALL AFFECT THE VALIDITY OR EFFECTIVENESS OF PROCESS SERVED IN ANY OTHER MANNER PERMITTED BY LAW); AND

                  (IV) WAIVES THE RIGHT TO TRIAL BY JURY IN ANY RELATED LITIGATION.

                  (c) LIMITATION OF LIABILITY. TO THE FULLEST EXTENT PERMITTED BY LAW, NO CLAIM MAY BE MADE BY THE BORROWER AGAINST ANY LENDER PARTY OR ANY AFFILIATE, DIRECTOR, OFFICER, EMPLOYEE, ATTORNEY OR AGENT OF ANY OF THEM FOR ANY SPECIAL, INCIDENTAL, INDIRECT, CONSEQUENTIAL OR PUNITIVE DAMAGES IN RESPECT OF ANY CLAIM ARISING FROM OR RELATING TO THIS AGREEMENT OR ANY OTHER LOAN DOCUMENT OR ANY STATEMENT, COURSE OF CONDUCT, ACT, OMISSION, OR EVENT OCCURRING IN CONNECTION HEREWITH OR THEREWITH (WHETHER FOR BREACH OF CONTRACT, TORT OR ANY OTHER THEORY OF LIABILITY). THE BORROWER HEREBY WAIVES, RELEASES AND AGREES NOT TO SUE UPON ANY CLAIM FOR ANY SUCH DAMAGES, WHETHER SUCH CLAIM PRESENTLY EXISTS OR ARISES HEREAFTER AND WHETHER OR NOT SUCH CLAIM IS KNOWN OR SUSPECTED TO EXIST IN ITS FAVOR.

                  [Remainder of page intentionally left blank]

                  IN WITNESS WHEREOF, the parties hereto, by their officers thereunto duly authorized, have executed and delivered this Agreement as of the date first above written.

                                           KENNAMETAL INC.


                                           By /s/ James E. Morrison
                                             ---------------------------------
                                           Name: James E. Morrison
                                           Title: Vice President and Treasurer

                                           Address for Notices:

                                           State Route 981 South
                                           P.O. Box 231
                                           Latrobe, Pennsylvania 15650

                                           Attention: Treasurer

                                           Telephone: 412-539-5180
                                           Facsimile: 412-539-4668


This is a signature page to the Credit Agreement, dated on or about November 17, 1997, by and among Kennametal Inc., as Borrower, the Lenders parties thereto from time to time, and Mellon Bank, N.A., as Administrative Agent.

                                        MELLON BANK, N.A.,
                                        individually and as
                                        Administrative Agent


                                        By /s/ Daniel A. Brailer
                                          -------------------------------
                                        Name: Daniel A. Brailer
                                        Title: Senior Vice President

                                        Address for Notices:

                                           One Mellon Bank Center
                                           Pittsburgh, PA 15258

                                        Attn: Daniel A. Brailer

                                        Telephone:      412-236-2779
                                        Facsimile:      412-234-8888

This is a signature page to the Credit Agreement, dated on or about November 17, 1997, by and among Kennametal Inc., as Borrower, the Lenders parties thereto from time to time, and Mellon Bank, N.A., as Administrative Agent.

                                                     BANKBOSTON, N.A.



                                                     By /s/ M. Paula Zaiken
                                                       ---------------------
                                                     Name: M. Paula Zaiken
                                                     Title: Director


This is a signature page to the Credit Agreement, dated on or about November 17, 1997, by and among Kennametal Inc., as Borrower, the Lenders parties thereto from time to time, and Mellon Bank, N.A., as Administrative Agent.

                                              DEUTSCHE BANK AG, NEW YORK BRANCH
                                              AND/OR CAYMAN ISLANDS BRANCH


                                              By /s/ Stephen Wiedemann
                                                 -------------------------
                                              Name:  Stephan Wiedemann
                                              Title:    Director

                                              By /s/ Susan Pearson
                                                 -------------------------
                                              Name:   Susan Pearson
                                              Title:     Vice President


This is a signature page to the Credit Agreement, dated on or about November 17, 1997, by and among Kennametal Inc., as Borrower, the Lenders parties thereto from time to time, and Mellon Bank, N.A., as Administrative Agent.

                                                 PNC BANK, NATIONAL ASSOCIATION



                                                 By /s/ Lawrence W. Jacobs
                                                   -----------------------
                                                 Name:  Lawrence W. Jacobs
                                                 Title:   Vice President


This is a signature page to the Credit Agreement, dated on or about November 17, 1997, by and among Kennametal Inc., as Borrower, the Lenders parties thereto from time to time, and Mellon Bank, N.A., as Administrative Agent.

                                                             COMMITMENT SCHEDULE
                                                                      TO
                                                               CREDIT AGREEMENT


                               COMMITMENT SCHEDULE

NAME OF LENDER                                                INITIAL REVOLVING CREDIT COMMITTED AMOUNT
------------------------------------------------------------- ---------------------------------------------------
BankBoston, N.A                                                                    $350,000,000
------------------------------------------------------------- ---------------------------------------------------
------------------------------------------------------------- ---------------------------------------------------
Deutsche Bank AG, New York Branch and/or Cayman Islands                            $350,000,000
Branch
------------------------------------------------------------- ---------------------------------------------------
------------------------------------------------------------- ---------------------------------------------------
Mellon Bank, N.A.                                                                  $350,000,000
------------------------------------------------------------- ---------------------------------------------------
------------------------------------------------------------- ---------------------------------------------------
PNC Bank, National Association                                                     $350,000,000
------------------------------------------------------------- ---------------------------------------------------
------------------------------------------------------------- ---------------------------------------------------

------------------------------------------------------------- ---------------------------------------------------
------------------------------------------------------------- ---------------------------------------------------
TOTAL INITIAL REVOLVING CREDIT COMMITTED AMOUNT                                  $1,400,000,000
------------------------------------------------------------- ---------------------------------------------------

                          [End of Commitment Schedule]

                                                                   ANNEX A
                                                                      TO
                                                               CREDIT AGREEMENT


                            DEFINITIONS; CONSTRUCTION

                  1.01. CERTAIN DEFINITIONS. In addition to other words and terms defined elsewhere in this Agreement, as used in this Agreement the following words and terms defined have the meanings given them below, unless the context of this Agreement otherwise clearly requires.

                  "Acquisition" means the acquisition by the Borrower, directly or indirectly, of Target pursuant to the Offer to Purchase and the Merger.

                  "Administrative Questionnaire" means, with respect to each Lender, a questionnaire in the form prepared by the Administrative Agent and submitted by such Lender to the Administrative Agent (with a copy for the Borrower), duly completed by such Lender.

                  "Affected Lender" shall have the meaning set forth in Section 2.03(e).

                  "Affiliate" of a Person ("X") shall mean any Person which directly or indirectly controls, or is controlled by, or is under common control with, X. For purposes of the preceding sentence, "control" of X means the possession, directly or indirectly, of the power to direct or cause the direction of the management or policies of X, whether through the ownership of voting securities, by contract or otherwise.

                  "Applicable Lending Office" means, with respect to any Lender,
         (i) in the case of the Base Rate Portion of its Loans, its Domestic Lending Office, (ii) in the case of the Euro-Rate Portion of its Loans, its Euro-Rate Lending Office and (iii) in the case of its Competitive Bid Loans, its Competitive Bid Lending Office.

                  "Applicable Margin" shall have the meaning set forth in
         Section 2.03(b).

                  "As-Offered Rate" shall have the meaning set forth in the definition of "As-Offered Rate Option."

                  "As-Offered Rate Funding Period" shall have the meaning set forth in Section 3.02(a)(vii)(B).

                  "As-Offered Rate Option" means a rate per annum (the "As-Offered Rate"), calculated on the basis of a year of 360 days and actual days elapsed, offered by the Swingline Lender in its sole discretion to the Borrower from time to time for such As-Offered Rate Funding Period and for such Funding Segment as the Swingline Lender shall offer in its sole discretion.

                  "As-Offered Rate Portion" of any Swingline Loan shall mean at any time the portion, including the whole, of such Swingline Loan bearing interest at such time under the As-Offered Rate Option or at a rate calculated by reference to the As-Offered Rate under Section 2.09(c)(i). If no Swingline Loan is specified, "As-Offered Rate Portion" shall refer to the As-Offered Rate Portion of all Swingline Loans outstanding at such time.

                  "Assured Obligation" shall have the meaning given that term in the definition of "Guaranty Equivalent."

                  "Base Rate" for any day shall mean the greater of (a) the Prime Rate for such day or (b) 0.50% plus the Federal Funds Effective Rate for such day.

                  "Base Rate Option" shall have the meaning set forth in Section 2.03(a).

                  "Base Rate Portion" of any Loan or Loans shall mean at any time the portion, including the whole, of such Loan or Loans bearing interest at such time (i) under the Base Rate Option or (ii) in accordance with Section 2.09(c)(ii). If no Loan or Loans is specified, "Base Rate Portion" shall refer to the Base Rate Portion of all Loans outstanding at such time.

                  "Borrower Pledge Agreement" shall mean the Borrower Pledge Agreement of even date herewith made by the Borrower in favor of Mellon Bank, N.A., as Collateral Agent, in substantially the form attached hereto as Exhibit K, as amended, modified or supplemented from time to time.

                  "Business Day" shall mean any day other than a Saturday, Sunday, public holiday under the laws of the Commonwealth of Pennsylvania or other day on which banking institutions are authorized or obligated to close in the city in which is located the Administrative Agent's Office.

                  "CERCLA" shall mean the Comprehensive Environmental Response, Compensation and Liability Act, as amended, and any successor statute of similar import, and regulations thereunder, in each case as in effect from time to time.

                  "Closing Date" shall mean the date of the making of the first Loan or issuance (or deemed issuance) of the first Letter of Credit hereunder.

                  "Closing Date Projections" shall have the meaning given that term in Section 5.01(k).

                  "Code" means the Internal Revenue Code of 1986, as amended, and any successor statute of similar import, and regulations thereunder, in each case as in effect from time to time. References to sections of the Code shall be construed also to refer to any successor sections.

                  "Collateral Agency Agreement" shall mean the Collateral Agency Agreement of even date herewith between the Borrower, the Subsidiary Guarantors referred to therein, the Lender Parties referred to therein, the Swap Parties referred to therein, and Mellon Bank, N.A., as Collateral Agent, in substantially the form attached hereto as Exhibit I, as amended, modified or supplemented from time to time.

                  "Collateral Agent" shall have the meaning given that term in the Collateral Agency Agreement.

                  "Commitment" shall mean the Revolving Credit Commitment, the Term Loan Commitment, the Letter of Credit Commitment and the Swingline Commitment.

                  "Commitment Date Projections" shall have the meaning given that term in Section 5.01(k).

                  "Commitment Percentage" of a Lender at any time shall mean the ratio of such Lender's Revolving Credit Committed Amount to the aggregate Revolving Credit Committed Amounts of each of the Lenders.

                  "Commitment Schedule" means the schedule attached to this Agreement identified as such.

                  "Committed Loans" shall mean Revolving Credit Loans and Term Loans.

                  "Committed Notes" shall mean the promissory notes of the Borrower executed and delivered under Section 2.01(c) and any promissory note issued in substitution therefor pursuant to this Agreement.

                  "Competitive Bid Acceptance Notice" shall have the meaning set forth in Section 3.03(f).

                  "Competitive Bid Borrowing" shall mean the aggregation of Competitive Bid Loans of one or more Lenders to be made to the Borrower on the same date and having the same Funding Period.

                  "Competitive Bid Funding Period" shall have the meaning set forth in Section 3.03(a)(iii).

                  "Competitive Bid Lending Office" means, as to each Lender, its Domestic Lending Office or such other office, branch or affiliate of such Lender as it may hereafter designate as its Competitive Bid Lending Office by notice to the Borrower and the Administrative Agent.

                  "Competitive Bid Loan" shall mean a Loan made by a Lender to the Borrower pursuant to the bidding procedures described in Section 3.03.

                  "Competitive Bid Notes" shall mean the promissory notes of the Borrower executed and delivered pursuant to Section 3.03(a) and any promissory notes issued in substitution therefor pursuant to this Agreement.

                  "Competitive Bid Notice of Request" shall have the meaning set forth in Section 3.03(c).

                  "Competitive Bid Quote" shall mean an offer by a Lender to make a Competitive Bid Loan to the Borrower pursuant to Section 3.03.

                  "Competitive Bid Rate" shall have the meaning set forth in
         Section 3.03(d)(ii)(C).

                  "Competitive Bid Request" shall mean a notice in substantially the form of Exhibit B-1, duly completed.

                  "Compliance Certificate" shall mean a certificate in substantially the form of Exhibit D hereto, duly completed and executed by a Responsible Officer of the Borrower.

                  "Consolidated Adjusted Interest Expense" for any period shall mean the sum of (a) interest expense of the Borrower and its consolidated Subsidiaries for such period (exclusive of expense (cash or noncash) on account of nonrecurring fees which the Borrower or its consolidated Subsidiaries expense as interest expense), plus (b) to the extent not accounted for as interest expense, accrued dividends, contract adjustment payments and all similar charges with respect to Equity Hybrid Securities of the Borrower and its Subsidiaries for such period, all as determined on a consolidated basis in accordance with GAAP.

                  "Consolidated Capital Expenditures" for any period shall mean the expenditures for purchases of property, plant and equipment of the Borrower and its consolidated Subsidiaries for such period, determined on a consolidated basis in accordance with GAAP.

                  "Consolidated EBITDA" for any period shall mean (a) the sum for such period of (i) Consolidated Net Income, (ii) interest expense of the Borrower and its consolidated Subsidiaries (inclusive of expense (cash or noncash) on account of nonrecurring fees which the Borrower or its consolidated Subsidiaries expense as interest expense), (iii) charges against income of the Borrower and its consolidated Subsidiaries for foreign, federal, state and local income taxes, and
         (iv) depreciation and amortization expense of the Borrower and its consolidated Subsidiaries, minus (b) extraordinary gains (but not any losses) to the extent included in determining such Consolidated Net Income, all as determined on a consolidated basis in accordance with GAAP, plus (c) noncash charges to the extent included in determining such Consolidated Net Income in respect of which no future cash expenditure is reasonably anticipated.

                  "Consolidated Fixed Charge Coverage Ratio" as of the last day of any fiscal quarter shall mean (a) Consolidated EBITDA minus Consolidated Capital Expenditures, divided by (b) Consolidated Adjusted Interest Expense, in each case for the four fiscal quarters ending on such day, considered as a single accounting period. If the Acquisition (or any other acquisition of a business) occurs during such period, each element of the Consolidated Fixed Charge Coverage Ratio shall be calculated on a pro forma basis as if the Acquisition (or such other acquisition) had been made, and any Indebtedness or other obligations issued or incurred in connection therewith had been issued or incurred, as of the first day of such period. In making such pro forma calculation of the Consolidated Adjusted Interest Expense with respect to Indebtedness or other obligations issued or incurred in connection with the Acquisition (or such other acquisition), interest expense thereon shall be calculated on the basis of an interest rate per annum not less than the one-month Euro-Rate as of the last day of such period plus an Applicable Margin determined on the basis of the Borrower's Consolidated Leverage Ratio as of the last day of such period. If the Borrower issues capital stock for cash during such period and promptly applies the net proceeds thereof to reduction of Indebtedness of the Borrower or its consolidated Subsidiaries, Consolidated Adjusted Interest Expense for such period shall be calculated on a pro forma basis as if such reduction of Indebtedness had been made as of the first day of such period.

                  "Consolidated Leverage Ratio" as of the last day of any fiscal quarter shall mean (a) aggregate Indebtedness of the Borrower and its consolidated Subsidiaries as of such day, divided by (b) Consolidated EBITDA for the four fiscal quarters ending on such day, considered as a single accounting period. If the Acquisition (or any other acquisition of a business) occurs during such period, Consolidated EBITDA shall be calculated on a pro forma basis as if the

         Acquisition (or such other acquisition) had been made as of the first day of such period. Consolidated Leverage Ratio on the Closing Date shall mean (x) aggregate Indebtedness of the Borrower and its consolidated Subsidiaries as of such day, after giving effect to the Acquisition and the Indebtedness incurred in connection therewith (and including, on a pro forma basis, all other Indebtedness to be incurred in connection with the Acquisition, to the extent not incurred on the Closing Date), divided by (y) Consolidated EBITDA as of September 30, 1997, calculated on a pro forma basis as if the Acquisition (and any other acquisitions of businesses since September 30, 1997) had been made as of the first day of the period of four fiscal quarters ending on September 30, 1997, considered as a single accounting period.

                  "Consolidated Net Income" for any period shall mean the net earnings (or loss) after taxes of the Borrower and its consolidated Subsidiaries for such period, determined on a consolidated basis in accordance with GAAP.

                  "Consolidated Net Worth" at any time shall mean the total amount of shareholders' equity of the Borrower and its consolidated Subsidiaries at such time, determined on a consolidated basis in accordance with GAAP; provided, that each item of the following types shall be deducted, to the extent such item is positive and is otherwise included therein: (a) any write-ups or other revaluation after the Closing Date in the book value of any asset owned by the Borrower or any of its consolidated Subsidiaries (other than write-ups resulting from the acquisition of assets of a business made within one year after such acquisition and accounted for by purchase accounting, and write-ups resulting from the valuation in the ordinary course of business of investment securities and inventory at the lower of cost or market), (b) all investments in and loans and advances to (i) unconsolidated Subsidiaries of the Borrower, and (ii) Persons that are not Subsidiaries of the Borrower (other than temporary cash equivalent investments), (c) treasury stock, and (d) Equity Hybrid Securities and Disqualified Capital Stock of the Borrower or of any Subsidiary of the Borrower.

                  "Contingent Indemnification Obligations" shall have the meaning given that term in the Collateral Agency Agreement.

                  "Controlled Group Member" shall mean each trade or business (whether or not incorporated) which together with the Borrower or any Subsidiary of the Borrower is treated as a controlled group or single employer under Sections 4001(a)(14) or 4001(b)(1) of ERISA or Sections 414(b), (c), (m) or (o) of the Code.

                  "Corresponding Source of Funds" shall mean, in the case of any Funding Segment of the Euro-Rate Portion, the proceeds of hypothetical receipts by a Euro-Rate Lending Office or by a Lender through a Euro-Rate Lending Office of one or more Dollar deposits in the interbank eurodollar market at the beginning of the Euro-Rate Funding Period corresponding to such Funding Segment having maturities approximately equal to such Euro-Rate Funding Period and in an aggregate amount approximately equal to such Lender's Pro Rata share of such Funding Segment.

                  "Cross-Default Event" and "Cross-Default Obligation" have the meanings given those terms in Section 8.01(f).

                  "Cross-Default Excepted Indebtedness" shall mean the Indebtedness identified on Schedule 8.01(f)(i).

                  "Deemed Guarantor" shall have the meaning given that term in the definition of the term "Guaranty Equivalent."

                  "Deemed Obligor" shall have the meaning given that term in the definition of the term "Guaranty Equivalent."

                  "Derivatives Obligations" of any Person means all obligations of such Person in respect of any rate swap transaction, basis swap, forward rate transaction, commodity swap, commodity option, equity or equity index swap, equity or equity index option, bond option, interest rate option, foreign exchange transaction, cap transaction, floor transaction, collar transaction, currency swap transaction, cross-currency rate swap transaction, currency option or any other similar transaction (including any option with respect to any of the foregoing transactions) or any combination of the foregoing transactions.

                  "Disqualified Capital Stock" shall mean any shares of capital stock or other equity interest that, other than solely at the option of the issuer thereof, by their terms (or by the terms of any security into which they are convertible or exchangeable) are, or upon the happening of an event or the passage of time would be, required to be redeemed or repurchased, in whole or in part, or have, or upon the happening of an event or the passage of time would have, a redemption or similar payment due on or prior to the Revolving Credit Maturity Date.

                  "Distribution" means JLK Direct Distribution Inc., a Pennsylvania corporation.

                  "Dollar," "Dollars" and the symbol "$" shall mean lawful money of the United States of America.

                  "Domestic Lending Office" means, as to each Lender, its office located at its address set forth in its Administrative Questionnaire (or identified in its Administrative Questionnaire as its Domestic Lending Office) or such other office as such Lender may hereafter designate as its Domestic Lending Office by notice to the Borrower and the Administrative Agent.

                  "Environmental Affiliate": A Person ("Y") shall be an "Environmental Affiliate" of another Person ("X"), if X has retained or assumed, or is otherwise liable (contingently or otherwise) for, any liability (contingent or other) of Y with respect to any Environmental Claim, whether such retention, assumption or liability on the part of X arises by agreement, by Law or otherwise.

                  "Environmental Approvals" shall mean any Governmental Action pursuant to or required under any Environmental Law.

                  "Environmental Claim" shall mean, with respect to any Person ("X"), any action, suit, proceeding, investigation, notice, claim, complaint, demand, request for information or other communication (written or oral) by any other Person (including but not limited to any Governmental Authority, citizens' group or present or former employee of X) alleging, asserting or claiming any actual or potential liability on the part of X for investigatory costs, cleanup costs, governmental response costs, natural resources damages, property damages, personal injuries, fines or penalties, arising out of, based on or resulting from (a) the presence, or release into the environment, of any Environmental
         Concern Materials at any location, whether or not owned by X, or (b) circumstances forming the basis of any violation or alleged violation of any Environmental Law.

                  "Environmental Concern Materials" shall mean (a) any flammable substance, explosive, radioactive material, hazardous material, hazardous waste, toxic substance, solid waste, pollutant, contaminant or any related material, raw material, substance, product or by-product of any substance, as the foregoing terms are defined in, or any other substance regulated by, any Environmental Law (including but not limited to any "hazardous substance" as defined in CERCLA or any similar state Law), (b) any toxic chemical from or related to industrial, commercial or institutional activities, and (c) asbestos, gasoline, diesel fuel, motor oil, waste and used oil, heating oil and other petroleum products or compounds, polychlorinated biphenyls, radon and urea formaldehyde.

                  "Environmental Law" shall mean any Law, whether now existing or subsequently enacted or amended, relating to (a) pollution or protection of the environment, including natural resources, (b) exposure of Persons, including but not limited to employees, to Environmental Concern Materials, (c) protection of the public health or welfare from the effects of products, by-products, wastes, emissions, discharges or releases of Environmental Concern Materials or (d) regulation of the manufacture, use or introduction into commerce of Environmental Concern Materials including their manufacture, formulation, packaging, labeling, distribution, transportation, handling, storage or disposal. Without limiting the generality of the foregoing, "Environmental Law" shall also include any Environmental Approval and the terms and conditions thereof.

                  "Equity Hybrid Security" means beneficial interests issued by a trust which constitutes a Subsidiary of the Borrower, substantially all the assets of which trust are unsecured Indebtedness of the Borrower or proceeds thereof, and all payments of which Indebtedness are required to be, and are, distributed to the holders of beneficial interests in such trust promptly after receipt by the Trust. Equity Hybrid Securities must satisfy the following additional conditions:

                           (a) Equity Hybrid Securities may not be Disqualified
                  Capital Stock, except that holders of Severed Equity Hybrid Securities may be given the right to put such Severed Equity Hybrid Securities to the Borrower (or the issuing trust) on a date certain (the "Purchase Contract Settlement Date") not earlier than two years after the date of issuance thereof, provided that (x) upon issuance of Severed Equity Hybrid Securities the Borrower concurrently issues (to holders not affiliated with the Borrower) Treasury-Secured Purchase Contracts in aggregate face amount at least equal to the aggregate face amount of such Severed Equity Hybrid Securities, and (y) holders of Equity Hybrid Securities issued as part of a Unit may sever the Unit and create Severed Equity Hybrid Securities only if the holder pledges U.S. Treasury securities or cash sufficient to cause the Purchase Contract which is part of such Unit to become a Treasury-Secured Purchase Contract; and

                           (b) The Borrower shall have the right in its
                  discretion to defer part or all of the interest distributions on the Equity Hybrid Securities to the scheduled mandatory redemption date thereof, without penalty (other than accrual of unpaid interest and compounding thereof, and subject to covenants which during the continuance of such deferral may restrict the Borrower's right to make Stock Payments, payments of subordinated debt of the Borrower (exclusive of Loan Obligations), and the like).

         As used in this definition, (i) "Purchase Contract" means a contract between a holder thereof and the Borrower whereby such holder is obligated to purchase, and the Borrower is obligated to sell, on the Purchase Contract Settlement Date, for an amount in cash equal to the face amount of such Purchase Contract, shares of common stock of the Borrower (subject to termination of such Purchase Contract upon bankruptcy, insolvency or like events in respect of the Borrower, and subject to earlier settlement at the holder's option, and subject to the Borrower's rights being limited to its security interest in the Purchase Contract Cash Collateral and/or Equity Hybrid Securities pledged to secure such Purchase Contract), (ii) "Treasury-Secured Purchase Contract" means a Purchase Contract as to which the holder's obligations are fully secured by a pledge to or for the benefit of the Borrower of U.S.Treasury securities maturing before the Purchase Contract Settlement Date, or of cash, in each case in an amount at least equal to the face amount of such Purchase Contract (such U.S. Treasury Securities or cash being referred to as "Purchase Contract Cash Collateral"), (iii) "Unit" means a unit comprised of an equal face amount of Equity Hybrid Securities and Purchase Contracts, and (iv) "Severed Equity Hybrid Security" means an Equity Hybrid Security which is not part of a Unit.

                  "ERISA" shall mean the Employee Retirement Income Security Act of 1974, as amended, and any successor statute of similar import, and regulations thereunder, in each case as in effect from time to time. References to sections of ERISA shall be construed also to refer to any successor sections.

                  "Euro-Rate" for any day, as used herein, shall mean for each Funding Segment of the Euro-Rate Portion corresponding to a proposed or existing Euro-Rate Funding Period the rate per annum determined by the Administrative Agent by dividing (the resulting quotient to be rounded upward to the nearest 1/100 of 1%) (a) the rate of interest (which shall be the same for each day in such Euro-Rate Funding Period) determined in good faith by the Administrative Agent in accordance with its usual procedures (which determination shall be conclusive) to be the average of the rates per annum for deposits in Dollars offered to major money center banks in the London interbank market at approximately 11:00 a.m., London time, two London Business Days prior to the first day of such Euro-Rate Funding Period for delivery on the first day of such Euro-Rate Funding Period in amounts comparable to such Funding Segment and having maturities comparable to such Funding Period by (b) a number equal to 1.00 minus the Euro-Rate Reserve Percentage.

                  "Euro-Rate Funding Period" shall have the meaning set forth in
         Section 2.03(c).

                  "Euro-Rate Lending Office" means, as to each Lender, its office, branch or affiliate located at its address set forth in its Administrative Questionnaire (or identified in its Administrative Questionnaire as its Euro-Rate Lending Office) or such other office, branch or affiliate of such Lender as it may hereafter designate as its Euro-Rate Lending Office by notice to the Borrower and the Administrative Agent.

                  "Euro-Rate Option" shall have the meaning set forth in Section 2.03(a).

                  "Euro-Rate Portion" of any part of any Loan or Loans shall mean at any time the portion, including the whole, of such part of such Loan or Loans bearing interest at any time under the Euro-Rate Option or at a rate calculated by reference to the Euro-Rate under Section 2.09(c)(i). If no Loan or Loans is specified, "Euro-Rate Portion" shall refer to the Euro-Rate Portion of all Loans outstanding at such time.

                  "Euro-Rate Reserve Percentage" for any day shall mean the percentage (expressed as a decimal, rounded upward to the nearest 1/100 of 1%), as determined in good faith by the Administrative Agent (which determination shall be conclusive), which is in effect on such day as prescribed by the Board of Governors of the Federal Reserve System (or any successor) representing the maximum reserve requirement (including, without limitation, supplemental, marginal and emergency reserve requirements) with respect to eurocurrency funding (currently referred to as "Eurocurrency liabilities") of a member bank in such System. The Euro-Rate shall be adjusted automatically as of the effective date of each change in the Euro-Rate Reserve Percentage. The Euro-Rate Option shall be calculated in accordance with the foregoing whether or not any Lender is actually required to hold reserves in connection with its eurocurrency funding or, if required to hold such reserves, is required to hold reserves at the "Euro-Rate Reserve Percentage" as herein defined.

                  "Event of Default" shall mean any of the Events of Default described in Section 8.01.

                  "Excess Cash Flow" has the meaning given that term in Annex C.

                  "Fair Market Value" shall mean, with respect to any asset, the sale value that would be obtained in an arm's length transaction between an informed and willing seller under no compulsion to sell and an informed and willing buyer.

                  "Federal Funds Effective Rate" for any day shall mean the rate per annum (rounded upward to the nearest 1/100 of 1%) determined by the Administrative Agent (which determination shall be conclusive) to be the rate per annum announced by the Federal Reserve Bank of New York (or any successor) as being the weighted average of the rates on overnight Federal funds transactions arranged by Federal funds brokers on the previous trading day, as computed and announced by such Federal Reserve Bank (or any successor) in substantially the same manner as such Federal Reserve Bank computes and announces the weighted average it refers to as the "Federal Funds Effective Rate" as of the date of this Agreement; provided, that if such Federal Reserve Bank (or its successor) does not so announce such rate for such previous trading day, the "Federal Funds Effective Rate" shall be the average rate charged to Mellon Bank, N.A. on such previous trading day on such transactions as determined by the Administrative Agent.

                  "Foreign Subsidiary" means a Subsidiary of the Borrower that is (a) not incorporated in the United States or a state or political subdivision thereof and (b) (i) substantially all of whose assets and properties are located, or substantially all of whose business is carried on, outside of the United States, or (ii) substantially all of whose assets consist of Subsidiaries which are Foreign Subsidiaries.

                  "Funding Period" shall mean any Euro-Rate Funding Period, As-Offered Rate Funding Period, or Competitive Bid Funding Period.

                  "Funding Segment" of a Euro-Rate Portion or an As-Offered Rate Portion, as the case may be, at any time shall mean the entire principal amount of such Portion to which at the time in question there is applicable a particular Funding Period beginning on a particular day and ending on a particular day. (By definition, each such Portion is at all times composed of an integral number of discrete Funding Segments and the sum of the principal amounts of all Funding Segments of such Portion at any time equals the principal amount of such Portion at such time.)

                  "GAAP" shall have the meaning given that term in Section 1.03 of this Annex A.

                  "Governmental Action" shall have the meaning set forth in
         Section 4.04.

                  "Governmental Authority" shall mean any government or political subdivision or any agency, authority, bureau, central bank, commission, department or instrumentality of any government or political subdivision, or any court, tribunal, grand jury or arbitrator, in each case whether foreign or domestic.

                  "Guaranty Equivalent": A Person (the "Deemed Guarantor") shall be deemed to be subject to a Guaranty Equivalent in respect of any obligation (the "Assured Obligation") of another Person (the "Deemed Obligor") if the Deemed Guarantor directly or indirectly guarantees, becomes surety for, endorses, assumes, agrees to indemnify the Deemed Obligor against, or otherwise agrees, becomes or remains liable (contingently or otherwise) for, such Assured Obligation, in whole or in part. Without limitation, a Guaranty Equivalent shall be deemed to exist if a Deemed Guarantor enters into, agrees, becomes or remains liable (contingently or otherwise), directly or indirectly, to do any of the following: (a) purchase or assume, or to supply funds for the payment, purchase or satisfaction of, an Assured Obligation, (b) make any loan, advance, capital contribution or other investment in, or to purchase or lease any property or services from, a Deemed Obligor (i) to maintain the solvency of the Deemed Obligor, (ii) to enable the Deemed Obligor to meet any other financial condition, (iii) to enable the Deemed Obligor to satisfy any Assured Obligation or to make any Stock Payment or any other payment, or (iv) to assure the holder of such Assured Obligation against loss, (c) purchase or lease property or services from the Deemed Obligor regardless of the non-delivery of or failure to furnish of such property or services, (d) a transaction having the characteristics of a take-or-pay or throughput contract, (e) be or become liable, contingently or otherwise, to reimburse a third party in respect of a letter of credit, surety bond or other form of credit support issued for the account of the Deemed Obligor, which letter of credit, surety bond or other credit support is used or available for use to supply funds for the satisfaction of an Assured Obligation, or (f) any other transaction the effect of which is to assure the payment or performance (or payment of damages or other remedy in the event of nonpayment or nonperformance) in whole or in part of any Assured Obligation.

                  "Hanita" means Hanita Metal Works Ltd., an Israeli corporation.

                  "Hertel" means Kennametal Hertel AG, a German corporation.

                  "Indebtedness" of a Person shall mean the following (without duplication): (a) all obligations on account of money borrowed by, or for or on account of deposits with or advances to, such Person, (b) all obligations of such Person evidenced by bonds, debentures, notes or similar instruments, (c) all obligations of such Person for the deferred purchase price of property or services (except trade accounts payable arising in the ordinary course of business), (d) all obligations secured by a Lien on property owned by such Person (whether or not assumed, and without regard to any limitation of the rights and remedies of the holder of such Lien to repossession or sale of such property), (e) all obligations of such Person under leases which are, or which should in accordance with GAAP be accounted for as, capitalized leases (without regard to any limitation of the rights and remedies of the lessor under such capitalized lease to repossession or sale of such property), (f) the unreimbursed amount of all drawings under any letter of credit issued for the account of such Person, (g) all obligations of such Person in respect of acceptances or similar obligations issued for the account of such Person, (h) the maximum repurchase price of any Disqualified Capital Stock of such Person, (i) all Indebtedness of others of as to which such Person is the Deemed Guarantor under a Guaranty Equivalent, and (j) Equity Hybrid Securities.

                  "Initial Revolving Credit Committed Amount" shall have the meaning set forth in Section 2.01(a)(i).

                  "Interest Rate Hedging Agreement" shall mean an interest rate swap, cap or collar agreement.

                  "Investment Grade Rating Condition": The Borrower shall be deemed to satisfy the "Investment Grade Rating Condition" on a particular day if and only if, on such day, the Borrower's senior unsecured long-term debt is rated "BBB-" or higher by Standard & Poor's Ratings Services, a division of The McGraw-Hill Companies, Inc. (or a comparable rating from a generally recognized successor to such rating agency) and "Baa3" or higher by Moody's Investors Service, Inc. (or a comparable rating from a generally-recognized successor to such rating agency).

                  "Issuing Banks" shall mean (x) the Issuing Bank Representative, (y) such of its affiliates as the Issuing Bank Representative may (subject to the approval of the Borrower, such approval not to be unreasonably withheld) from time to time elect to cause to issue Letters of Credit, and (z) with respect to each Prior Letter of Credit, the applicable Lender listed on Schedule 3.01(a)(vi).

                  "Issuing Bank Representative" shall mean Mellon Bank, N.A.

                  "Law" shall mean any law (including common law), constitution, statute, treaty, convention, regulation, rule, ordinance, order, injunction, writ, decree or award of any Governmental Authority.

                  "Lender" shall mean any of the Lenders listed on the signature pages hereof, subject to the provisions of Section 10.14 pertaining to Persons becoming or ceasing to be Lenders. "Lender" shall in any event include the Issuing Banks and the Swingline Lender.

                  "Lender Indemnified Parties" shall have the meaning given that term in Section 10.06(b).

                  "Lender Parties" shall mean the Lenders and the Administrative Agent.

                  "Letter of Credit" shall mean any letter of credit outstanding under this Agreement from time to time.

                  "Letter of Credit Application" shall have the meaning given that term in Section 3.01(b)(i).

                  "Letter of Credit Collateral Account" shall have the meaning given that term in the Collateral Agency Agreement.

                  "Letter of Credit Commitment" shall have the meaning given that term in Section 3.01(a)(i).

                  "Letter of Credit Exposure" at any time shall mean the sum of
         (a) the aggregate Letter of Credit Unreimbursed Draws and (b) the aggregate Letter of Credit Undrawn Availability.

                  "Letter of Credit Facing Fee" shall have the meaning given that term in Section 3.01(a)(v).

                  "Letter of Credit Fee" shall have the meaning given that term in Section 3.01(a)(iv).

                  "Letter of Credit Fee Rate" shall have the meaning given that term in Section 3.01(a)(iv).

                  "Letter of Credit Participating Interest" shall have the meaning given that term in Section 3.01(c)(i).

                  "Letter of Credit Reimbursement Obligation" with respect to a Letter of Credit means the obligation of the Borrower to reimburse the Issuing Bank for Letter of Credit Unreimbursed Draws, together with interest thereon.

                  "Letter of Credit Undrawn Availability" with respect to a Letter of Credit at any time shall mean the maximum amount available to be drawn under such Letter of Credit at such time or thereafter, regardless of the existence or satisfaction of any conditions or limitations on drawing.

                  "Letter of Credit Unreimbursed Draws" with respect to a Letter of Credit at any time shall mean the aggregate amount at such time of all payments made by the issuer under such Letter of Credit, to the extent not repaid by the Borrower.

                  "Lien" shall mean any mortgage, deed of trust, pledge, lien, security interest, charge or other encumbrance or security arrangement of any nature whatsoever, including but not limited to any conditional sale or title retention arrangement, and any assignment, deposit arrangement or lease intended as, or having the effect of, security.

                  "Loan Documents" shall mean this Agreement, the Notes, the Transfer Supplements, the Letters of Credit, the Letter of Credit Applications, and the Shared Security Documents and the Special Funding Procedures Letter.

                  "Loan Obligations" shall have the meaning given that term in the Collateral Agency Agreement.

                  "Loan Parties" means the Borrower and the Subsidiary
         Guarantors.

                  "Loans" shall mean all loans made by a Lender to the Borrower under this Agreement, including Revolving Credit Loans, Term Loans, Swingline Loans and Competitive Bid Loans.

                  "London Business Day" shall mean a day for dealing in deposits in Dollars by and among banks in the London interbank market and which is a Business Day.

                  "Margin Regulations" shall mean Regulations G, T, U and X of the Board of Governors of the Federal Reserve System, and any successor regulations of similar import, in each case as amended from time to time.

                  "Margin Stock" shall have the meaning given that term in any of the Margin Regulations.

                  "Material Adverse Effect" shall mean: (a) a material adverse effect on the business, operations, condition (financial or other) or prospects of the Borrower and its Subsidiaries taken as a whole, (b) a material adverse effect on the ability of any Loan Party to perform or comply with any of the terms and conditions of any Loan Document, (c) an adverse effect on the legality, validity, binding effect, enforceability or admissibility into evidence of any Loan Document, or the ability of the Administrative Agent, the Collateral Agent or any Lender Party to enforce any rights or remedies under or in connection with any Loan Document, or (d) a material adverse effect on the ability of the Borrower, Merger Sub or Target to perform or comply with any of the terms and conditions of the Merger Agreement or to consummate the Acquisition.

                  "Merger" shall mean the merger of Merger Sub with and into Target pursuant to the Merger Agreement, pursuant to which the outstanding capital stock of Target shall cease to be Margin Stock.

                  "Merger Agreement" shall mean the Agreement of Merger dated as of October 10, 1997, by and among the Borrower, Merger Sub and Target, including all schedules thereto.

                  "Merger Date" shall mean the date on which the Merger shall have become effective.

                  "Merger Sub" shall mean Kennametal Acquisition Corp. (formerly named Palmer Acquisition Corp.), a Delaware corporation.

                  "Multiemployer Plan" shall mean any employee benefit plan which is a "multiemployer plan" within the meaning of Section 4001(a)(3) of ERISA and to which the Borrower, any Subsidiary of the Borrower or any other Controlled Group Member has or had an obligation to contribute.

                  "Net Proceeds" means, with respect to any Reduction Event, an amount equal to the gross cash proceeds, plus the Fair Market Value (as determined in good faith by the Board of Directors of the Borrower) of any noncash proceeds, received by the Borrower and its Subsidiaries in respect of such Reduction Event, less (a) any fees, costs and expenses reasonably incurred by such Person in respect of such Reduction Event and (b) if such Reduction Event is a Reduction Event Asset Sale, (i) payments made to retire obligations (other than to the Borrower and its Subsidiaries) that are secured by the properties that are the subject of such Reduction Event Asset Sale, (ii) any taxes actually paid or estimated in good faith by a senior financial officer of the Borrower (giving effect to the overall tax position of the Borrower) by such Person in respect of such Reduction Event Asset Sale, (iii) all payments with respect to liabilities associated with the property which is the subject of such Reduction Event Asset Sale, including without limitation trade payable and other accrued liabilities, (iv) appropriate amounts to be provided by such by such Person as a reserve in accordance with generally accepted accounting principles against liabilities associated with such property and retained by such Person after such Reduction Event Asset Sale, including without limitation, liabilities under any indemnification obligations and severance and other employee termination costs associated with such Reduction Event Asset Sale, until such time as such amounts are no longer reserved or such reserve is no longer necessary (at which time any remaining amounts will become Net Proceeds), and (v) all distributions and other payments required to be made (or made on a pro rata basis) to minority interest holders in Subsidiaries of such Person as a result of such Reduction Event Asset Sale. Notwithstanding the foregoing, the Borrower and its Subsidiaries may elect to receive notes or other deferred payment obligations (collectively, "notes") in connection with Reduction Event Asset Sales, and with respect to such notes recognition of Net Proceeds shall be deferred to include only cash proceeds as and when received in respect of such notes (whether as principal, interest or otherwise), but no more than $15,000,000 aggregate principal amount of all such notes at any time outstanding shall be eligible for deferral under this sentence.

                  "Notes" shall mean the Committed Notes, the Swingline Note and the Competitive Bid Notes.

                  "Obligations" shall have the meaning given that term in the Collateral Agency Agreement.

                  "Offer to Purchase" shall mean the Offer to Purchase dated October 17, 1997 issued by Merger Sub, as amended or supplemented.

                  "Office," when used in connection with the Administrative Agent, shall mean its office located at One Mellon Bank Center, Pittsburgh, Pennsylvania 15258, or at such other office or offices of the Administrative Agent or any branch, subsidiary or affiliate thereof as may be designated in writing from time to time by the Administrative Agent to the Borrower.

                  "Option" shall mean the Base Rate Option or the Euro-Rate Option.

                  "Other Taxes" shall have the meaning set forth in Section 2.11(b).

                  "Participants" shall have the meaning set forth in Section 10.14(b).

                  "PBGC" means the Pension Benefit Guaranty Corporation established under Title IV of ERISA or any other governmental agency, department or instrumentality succeeding to the functions of said corporation.

                  "Pension-Related Event" shall mean any of the following events or conditions:

                           (a) Any action is taken by any Person (i) to
                  terminate, or which would result in the termination of, a Plan pursuant to the distress termination provisions of Section 4041(c) of ERISA or (ii) to have a trustee appointed for a Plan pursuant to Section 4042 of ERISA;

                           (b) PBGC notifies any Person of its determination
                  that an event described in Section 4042 of ERISA has occurred with respect to a Plan, that a Plan should be terminated, or that a trustee should be appointed for a Plan;

                           (c) Any Reportable Event occurs with respect to a
                  Plan;

                           (d) Any action (other than becoming obligated to
                  contribute to a Multiemployer Plan) occurs or is taken which could result in the Borrower, any Subsidiary of the Borrower or any Controlled Group Member becoming subject to liability for a complete or partial withdrawal by any Person from a Multiemployer Plan (including, without limitation, seller liability incurred under Section 4204(a)(2) of ERISA), or the Borrower, any Subsidiary of the Borrower or any Controlled Group Member receives from any Multiemployer Plan a notice or demand for payment on account of any such alleged or asserted liability;

                           (e) (i) There occurs any failure to meet the minimum
                  funding standard under Section 302 of ERISA or Section 412 of the Code with respect to a Plan, or any tax return is filed showing any tax payable under Section 4971(a) of the Code with respect to any such failure, or the Borrower, any Subsidiary of the Borrower or any Controlled Group Member receives a notice of deficiency from the Internal Revenue Service with respect to any alleged or asserted such failure, (ii) any request is made by any Person for a variance from the minimum funding standard, or an extension of the period for amortizing unfunded liabilities, with respect to a Plan, or (iii) the Borrower, any Subsidiary of the Borrower or any Controlled Group Member fails to pay the PBGC premium with respect to a Plan when due and it remains unpaid for more than 30 days thereafter; or

                           (f) There occurs any "prohibited transaction" within
                  the meaning of Section 406 of ERISA or Section 4975 of the Code involving a Plan.

                  "Permitted Liens" shall have the meaning given that term in
         Section 7.03.

                  "Person" shall mean an individual, corporation, partnership, trust, limited liability company, unincorporated association, joint venture, joint-stock company, Governmental Authority or any other entity.

                  "Plan" shall mean (a) any employee pension benefit plan within the meaning of Section 3(2) of ERISA (other than a Multiemployer Plan) covered by Title IV of ERISA by reason of Section 4021 of ERISA, of which the Borrower, any Subsidiary of the Borrower or any Controlled Group Member is or has been within the preceding five years a "contributing sponsor" within the meaning of Section 4001(a)(13) of ERISA, or which is or has been within the preceding five years maintained for employees of the Borrower, any Subsidiary of the Borrower or any Controlled Group Member and (b) any employee pension benefit plan within the meaning of Section 3(2) of ERISA (other than a Multiemployer Plan) which is subject to the minimum funding requirements of Section 302 of ERISA or Section 412 of the Code, of which the Borrower, any Subsidiary of the Borrower or any Controlled Group Member is or has been within the preceding five years an employer liable for contributions within the meaning of Section 302(c)(11) of ERISA or Section 412(c)(11) of the Code, or which is or has been within the preceding five years maintained for employees of the Borrower, any Subsidiary of the Borrower or any Controlled Group Member.

                  "Portion" shall mean the Base Rate Portion, the Euro-Rate Portion or the As-Offered Rate Portion.

                  "Potential Default" shall mean any event or condition which with notice, passage of time or a determination by the Administrative Agent or the Lenders, or any combination of the foregoing, would constitute an Event of Default.

                  "Pricing Grid" means the table identified as such in Annex B.

                  "Prime Rate" as used herein, shall mean the interest rate per annum announced from time to time by Mellon Bank, N.A. as its prime rate, such rate to change automatically effective as of the effectiveness of each announced change in such prime rate.

                  "Prior Letters of Credit" shall have the meaning set forth in
         Section 3.01(a)(vi).

                  "Pro Rata" shall mean from or to each Lender in proportion to such Lender's Commitment Percentage.

                  "Purchase Contract," "Purchase Contract Cash Collateral" and "Purchase Contract Settlement Date" have the meanings given those terms in the definition of "Equity Hybrid Securities."

                  "Purchasing Lender" shall have the meaning set forth in
         Section 10.14(c).

                  "Quarterly Amortization Date" means (i) the last Business Day of the month in which the Merger Date occurs, and (ii) the last Business Day of every third month thereafter.

                  "Reduction Event," "Reduction Event Application Amount," "Reduction Event Date" and "Reduction Event Asset Sale" shall have the meanings given those terms in Section 2.07(b).

                  "Register" shall have the meaning set forth in Section
         10.14(d).

                  "Regular Payment Date" shall mean each Quarterly Amortization Date and, if the first Quarterly Amortization Date has not occurred, the last Business Day of January 1998.

                  "Reportable Event" means (i) a reportable event described in
         Section 4043 of ERISA and regulations thereunder, (ii) a withdrawal by a substantial employer from a Plan to which more than one employer contributes, as referred to in Section 4063(b) of ERISA, (iii) a cessation of operations at a facility causing more than 20% of Plan participants to be separated from employment, as referred to in Section 4062(e) of ERISA, or (iv) a failure to make a required installment or other payment with respect to a Plan when due in accordance with
         Section 412 of the Code or Section 302 of ERISA which causes the total unpaid balance of missed installments and payments (including unpaid interest) to exceed $750,000.

                  "Required Lenders" shall mean Lenders holding in the aggregate 51% of the Commitment Percentages or, if the Commitments have terminated, Lenders holding in the aggregate 51% of the sum of (x) the Revolving Credit Exposures, plus (y) the outstanding principal amount of Competitive Bid Loans, plus (z) the outstanding principal amount of Term Loans.

                  "Responsible Officer" of a Person shall mean its President, Chief Financial Officer, Treasurer or any Vice President

                  "Revolving Credit Commitment" shall have the meaning set forth in Section 2.01(a)(i).

                  "Revolving Credit Commitment Fee" shall have the meaning set forth in Section 2.01(a)(iv).

                  "Revolving Credit Commitment Fee Percentage" shall have the meaning set forth in Section 2.01(a)(iv).

                  "Revolving Credit Committed Amount" shall have the meaning set forth in Section 2.01(a)(i).

                  "Revolving Credit Exposure" of any Lender at any time shall mean the sum at such time of the outstanding principal amount of such Lender's Revolving Credit Loans plus such Lender's Pro Rata share of the sum of the aggregate Letter of Credit Exposure and the aggregate outstanding principal amount of Swingline Loans.

                  "Revolving Credit Loans" shall have the meaning set forth in
         Section 2.01(a)(i).

                  "Revolving Credit Maturity Date" shall mean the earliest to occur of (i) 150 days after the Closing Date or (ii) termination or abandonment by the Borrower of the Acquisition;

         provided, that in the event that the Merger Date occurs on or before the date referred to in the foregoing clause (i) and the Term Loans are made to the full extent of the Term Loan Aggregate Amount, the Revolving Credit Maturity Date shall automatically be extended to the twentieth Quarterly Amortization Date.

                  "Revolving Credit Usage" of any Lender at any time shall mean the sum at such time of such Lender's Revolving Credit Exposure plus such Lender's Pro Rata share of the aggregate outstanding principal amount of Competitive Bid Loans.

                  "Secured Parties" shall have the meaning given that term in the Collateral Agency Agreement.

                  "Severed Equity Hybrid Security" shall have the meaning given that term in the definition of "Equity Hybrid Security."

                  "Shared Collateral" shall have the meaning given that term in the Collateral Agency Agreement.

                  "Shared Collateral Account" shall have the meaning given that term in the Collateral Agency Agreement.

                  "Shared Security Documents" shall have the meaning given that term in the Collateral Agency Agreement.

                  "Significant Subsidiary" shall mean any Subsidiary of the Borrower (a) which, together with its Subsidiaries (determined on a consolidated basis), has assets with a book value greater than or equal to $75,000,000 (or, if less, commencing with the first fiscal quarter ending after the Closing Date, 5% of the total assets of the Borrower and its Subsidiaries (determined on a consolidated basis) as of the end of the most recently completed fiscal quarter for which financial information is available), or (b) which, together with its Subsidiaries (determined on a consolidated basis), has net outside sales greater than or equal to $75,000,000 (or, if less, commencing with the first fiscal quarter after the Closing Date, 5% of the net outside sales of the Borrower and its Subsidiaries (determined on a consolidated basis) for the most recent four fiscal quarters for which financial information is available), all determined in accordance with GAAP. As used in the foregoing definition, "net outside sales" means gross sales to Persons other than the Borrower and its consolidated Subsidiaries, net of cash discounts, customer returns and allowances.

                  "Solvent" means:

                           (a) with respect to any Person organized under the
                  Laws of the United States or any state or political subdivision thereof, that at such time (i) the sum of the debts and liabilities (including, without limitation, contingent liabilities) of such Person is not greater than all of the assets of such Person at a fair valuation, (ii) the present fair salable value of the assets of such Person is not less than the amount that will be required to pay the probable liability of such Person on its debts as they become absolute and matured, (iii) such Person has not incurred, will not incur, does not intend to incur, and does not believe that it will incur, debts or liabilities (including, without limitation, contingent liabilities) beyond such person's ability to pay as such debts and liabilities mature,
                  (iv) such Person is not engaged in, and is not about to engage in, a business or a transaction for which such person's property constitutes or would constitute unreasonably small capital (as such term is used in any Law referred to in the following clause (v)), and (v) such Person is not otherwise insolvent as defined in, or otherwise in a condition which could in any circumstances then or subsequently render any transfer, conveyance, obligation or act then made, incurred or performed by it avoidable or fraudulent pursuant to, any Law that may be applicable to such Person pertaining to bankruptcy, insolvency or creditors' rights (including but not limited to the Bankruptcy Code of 1978, as amended, and, to the extent applicable to such Person, the Uniform Fraudulent Conveyance Act, the Uniform Fraudulent Transfer Act, or any other applicable Law pertaining to fraudulent conveyances or fraudulent transfers or preferences);

                           (b) With respect to any other Person, that at such
                  time such Person is not insolvent or unable to pay its debts as they come due as contemplated by any applicable insolvency, bankruptcy, reorganization, fraudulent conveyance or similar Law.

                  "Special Funding Procedures Letter" shall have the meaning set forth in Section 10.08.

                  "Standard Notice" shall mean an irrevocable notice provided to the Administrative Agent on a Business Day which is

                           (a) At least one Business Day in advance in the case
                  of selection of, conversion to or renewal of the Base Rate Option or prepayment of any Base Rate Portion; and

                           (b) At least three London Business Days in advance in
                  the case of selection of the Euro-Rate Option or prepayment of any Euro-Rate Portion.

         Standard Notice must be provided no later than 10:00 a.m., Pittsburgh time, on the last day permitted for such notice.

                  "Status" or "Status Level" shall have the meanings given in Annex B.

                  "Stock Payment" by any Person shall mean any dividend, distribution or payment of any nature (whether in cash, securities, or other property) on account of or in respect of any shares of the capital stock or other equity interests (or warrants, options or rights therefor) of such Person, including but not limited to any payment on account of the purchase, redemption, retirement, defeasance or acquisition of any shares of the capital stock or other equity interests (or warrants, options or rights therefor) of such Person, in each case regardless of whether required by the terms of such capital stock or other equity interest (or warrants, options or rights) or any other agreement or instrument.

                  "Subsidiary" of a Person at any time shall mean (i) any corporation of which a majority (by number of shares or number of votes) of the outstanding shares of capital stock of any class ordinarily entitled to vote for the election of one or more directors (regardless of any contingency which does or may suspend or dilute the voting rights of such class) is at such time owned directly or indirectly, beneficially or of record, by such Person or one or more Subsidiaries of such Person, and (ii) any partnership, limited liability company, trust or other Person of which a majority of any class of outstanding equity interest is at such time owned directly or indirectly, beneficially or of record, by such Person or one or more Subsidiaries of such Person. As used in this Agreement, "wholly-owned," and similar terms, in respect of a Subsidiary, means that the specified Person owns all of each class of outstanding capital stock and other equity interests of such Subsidiary, beneficially and of record, directly or through one or more wholly-owned Subsidiaries of such Person. So long as Finanziaria Ca.Me.S., S.p.A. is not consolidated with the Borrower for financial reporting purposes, the Borrower does not have management control over it, and it is not a wholly-owned Subsidiary of the Borrower, Distribution or Hertel, neither it nor its Subsidiaries shall be deemed "Subsidiaries" of the Borrower for purposes of Articles III, VI, VII and VIII.

                  "Subsidiary Guarantors" shall mean the Subsidiaries of the Borrower from time to time parties to the Subsidiary Guaranty.

                  "Subsidiary Guaranty" shall mean the Guaranty and Suretyship Agreement of even date herewith made by the Subsidiary Guarantors referred to therein in favor of Mellon Bank, N.A., as Collateral Agent, in substantially the form attached hereto as Exhibit J, as the same may be amended, modified or supplemented from time to time.

                  "Subsidiary Pledge Agreement" shall mean a Subsidiary Pledge Agreement made by a Subsidiary Pledgor in favor of Mellon Bank, N.A., as Collateral Agent, in substantially the form attached hereto as Exhibit L, as the same may be amended, modified or supplemented from time to time.

                  "Subsidiary Pledgor" shall mean each Subsidiary Guarantor from time to time party to a Subsidiary Pledge Agreement.

                  "Supermajority Lenders" shall mean Lenders holding in the aggregate 75% of the Commitment Percentages or, if the Commitments have terminated, Lenders holding in the aggregate 75% of the sum of (x) the Revolving Credit Exposures, plus (y) the outstanding principal amount of Competitive Bid Loans, plus (z) the outstanding principal amount of Term Loans.

                  "Swap Agreement" shall have the meaning given that term in the Collateral Agency Agreement.

                  "Swingline Commitment" shall have the meaning given that term in Section 3.02(a)(i).

                  "Swingline Current Availability" shall have the meaning given that term in Section 3.02(b)(i).

                  "Swingline Lender" shall mean Mellon Bank, N.A.

                  "Swingline Loan Participating Interest" shall have the meaning given that term in Section 3.02(c)(i).

                  "Swingline Loans" shall have the meaning given that term in
         Section 3.02(a)(i).

                  "Swingline Note" shall mean the promissory note of the Borrower executed and delivered under Section 3.02(a)(iii), together with any note issued in substitution therefor pursuant to this Agreement.

                  "Swingline Subfacility Amount" shall have the meaning given that term in Section 3.02(a)(i).

                  "Syndication Agents" shall mean the Lenders identified as such on the cover page of this Agreement.

                  "Target" shall mean Greenfield Industries, Inc., a Delaware corporation.

                  "Target Shares" shall mean the Common Stock, par value $0.01 per share, of the Target, together with the associated preferred stock purchase rights issued pursuant to the Target's Restated Rights Agreement, dated as of February 6, 1996, by and between the Target and First Chicago Trust Company of New York, as Rights Agent, as amended.

                  "Taxes" shall have the meaning set forth in Section 2.11(a).

                  "Term Loans" shall have the meaning given that term in Section 2.01(b)(i).

                  "Term Loan Aggregate Amount" shall have the meaning given that term in Section 2.01(a)(v)(A).

                  "Term Loan Commitment" shall have the meaning given that term in Section 2.01(b)(i).

                  "Term Loan Committed Amount" shall have the meaning set forth in Section 2.01(b)(i).

                  "Transfer Effective Date" shall have the meaning set forth in the applicable Transfer Supplement.

                  "Transfer Supplement" shall have the meaning set forth in
         Section 10.14(c).

                  1.02. CONSTRUCTION. In this Agreement, unless the context otherwise clearly requires, references to the plural include the singular, the singular the plural and the part the whole; the neuter case includes the masculine and feminine cases; and "or" is not exclusive. In this Agreement, any references to property (or similar terms) include any interest in such property (or other item referred to); "include," "includes," "including" and similar terms are not limiting; "hereof," "herein," "hereunder" and similar terms refer to this Agreement as a whole and not to any particular provision; and "determination" (and similar terms) by a Lender Party include good faith estimates (in the case of quantitative determinations) and good faith beliefs (in the case of qualitative determinations). Section and other headings in this Agreement, and any table of contents herein, are for reference only and shall not affect the interpretation of this Agreement in any respect. Section and other references in this Agreement are to this Agreement unless otherwise specified. This Agreement has been fully negotiated between the applicable parties, each party having the benefit of legal counsel of its selection, and accordingly no doctrine of construction of ambiguities against the party controlling the drafting shall apply to this Agreement.

                  1.03. ACCOUNTING PRINCIPLES.

                  (a) GAAP. As used herein, "GAAP" shall mean generally accepted accounting principles in the United States, applied on a basis consistent with the principles used in preparing the Borrower's financial statements as of June 30, 1997, and for the fiscal year then ended, as referred to in Section 4.06(a).

                  (b) ACCOUNTING AND FINANCIAL DETERMINATIONS, ETC. Except as otherwise provided in this Agreement, all computations and determinations as to accounting or financial matters shall be made, and all financial statements to be delivered pursuant to this Agreement shall be prepared, in accordance with GAAP (including principles of consolidation where appropriate), and all accounting or financial terms shall have the meanings ascribed to such terms by GAAP.

                  (c) CHANGES. If and to the extent that the financial statements generally prepared by the Borrower apply accounting principles other than GAAP, all financial statements delivered pursuant to this Agreement shall be accompanied by a certificate of a Responsible Officer reconciling in reasonable detail such financial statements to GAAP.

                                [End of Annex A]

                                                                  Exhibit (b)(3)


================================================================================


                        GUARANTY AND SURETYSHIP AGREEMENT


                          dated as of November 17, 1997


                                     made by


                  THE SUBSIDIARY GUARANTORS REFERRED TO HEREIN


                                   in favor of


                               MELLON BANK, N.A.,
                               as Collateral Agent





================================================================================


                                TABLE OF CONTENTS

SECTION      TITLE                                                                                PAGE
ARTICLE I    DEFINITIONS

       1.01  Certain Definitions.............................................................       1

ARTICLE II   GUARANTY AND SURETYSHIP

       2.01  Guaranty and Suretyship.........................................................       2
       2.02  Obligations Absolute............................................................       2
       2.03  Waiver, etc.....................................................................       3
       2.04  Reinstatement...................................................................       4
       2.05  No Stay.........................................................................       4
       2.06  Payments........................................................................       4
       2.07  Subrogation, etc................................................................       4
       2.08  Continuing Agreement............................................................       4
       2.09  Limitation on Payments..........................................................       4
       2.10  Limitation on Obligations.......................................................       5
       2.11  Taxes...........................................................................       5
       2.12  Release of Subsidiary Guarantor.................................................       6

ARTICLE III  REPRESENTATIONS AND WARRANTIES

       3.01  Credit Agreement................................................................       6
       3.02  Representations and Warranties Remade at Each Extension of Credit...............       7

ARTICLE IV   COVENANTS

       4.01  Covenants Generally.............................................................       7

ARTICLE V    MISCELLANEOUS

       5.01  Amendments, etc.................................................................       7
       5.02  No Implied Waiver; Remedies Cumulative..........................................       7
       5.03  Notices.........................................................................       7
       5.04  Expenses........................................................................       7
       5.05  Entire Agreement................................................................       8
       5.06  Survival........................................................................       8
       5.07  Counterparts....................................................................       8
       5.08  Setoff..........................................................................       8
       5.09  Construction....................................................................       8
       5.10  Successors and Assigns..........................................................       8
       5.11  Joint and Several Obligations...................................................       9
       5.12  Collateral Agency Agreement.....................................................       9
       5.13  Additional Subsidiary Guarantors................................................       9
       5.14  Governing Law; Submission to Jurisdiction; Waiver of Jury Trial;
               Limitation of Liability.......................................................       9

   Annex A   Form of Additional Subsidiary Guarantor Supplement
   Annex B   Form of Opinion of Counsel to Additional Subsidiary Guarantor

                        GUARANTY AND SURETYSHIP AGREEMENT

     THIS AGREEMENT, dated as of November 17, 1997, made by each of the Persons executing this Agreement as a Subsidiary Guarantor and each other Person which from time to time becomes a Subsidiary Guarantor party hereto (each, a "Subsidiary Guarantor"), in favor of Mellon Bank, N.A., as Collateral Agent under the Collateral Agency Agreement referred to below (in such capacity, together with its successors, the "Collateral Agent") for the Secured Parties (as defined in the Collateral Agency Agreement).

                                    RECITALS:

     A. Kennametal Inc., a Pennsylvania corporation (the "Borrower") has entered into a Credit Agreement of even date herewith with the Lenders parties thereto from time to time and Mellon Bank, N.A., as Administrative Agent (as amended, modified or supplemented from time to time, the "Credit Agreement"). Each Subsidiary Guarantor will derive substantial direct and indirect benefit from the transactions contemplated by the Credit Agreement, and each Subsidiary Guarantor may receive a portion of the proceeds of extensions of credit under the Credit Agreement from time to time.

     B. The Borrower, the Subsidiary Guarantors, certain Lender Parties (as defined therein), and certain Swap Parties, and Mellon Bank, N.A., as Collateral Agent, have entered into a Collateral Agency Agreement of even date herewith (as amended, modified or supplemented from time to time, the "Collateral Agency Agreement"). Pursuant to the Collateral Agency Agreement, the Collateral Agent has agreed to serve as the collateral agent for the Facility Parties (as defined therein) with respect to certain direct and indirect security (including this Agreement) for obligations of the Borrower under or in connection with the Credit Agreement and the other Obligations referred to in the Collateral Agency Agreement.

     C. It is a condition precedent to the extension of credit under the Credit Agreement that the Subsidiary Guarantors execute and deliver this Agreement. This Agreement, among other things, is made by the Subsidiary Guarantors to induce the Lender Parties to enter into the Loan Documents (as defined in the Credit Agreement) and to induce the Lender Parties to extend credit under the Credit Agreement.

     D. Each Subsidiary Guarantor acknowledges that the Facility Parties have relied and will rely on this Agreement in entering into the Secured Party Documents and extending credit under the Credit Agreement. Each Subsidiary Guarantor further acknowledges that it has, independently and without reliance upon the Secured Parties or any representation by or other information from the Secured Parties, made its own credit analysis and decision to enter into this Agreement.

     NOW, THEREFORE, in consideration of the premises, and intending to be legally bound, each Subsidiary Guarantor hereby agrees as follows:


                                    ARTICLE I
                                   DEFINITIONS

     1.01. DEFINITIONS. Capitalized terms not otherwise defined herein shall have the meanings given such terms in the Collateral Agency Agreement or, if not defined therein, in the Credit Agreement.

                                   ARTICLE II
                             GUARANTY AND SURETYSHIP

     2.01. GUARANTY AND SURETYSHIP. Each Subsidiary Guarantor hereby absolutely, unconditionally and irrevocably guarantees and becomes surety for the full and punctual payment and performance of the Obligations as and when such payment or performance shall become due (at scheduled maturity, by acceleration or otherwise) in accordance with the terms of the Secured Party Documents. This Agreement is an agreement of suretyship as well as of guaranty, is a guarantee of payment and performance and not merely of collectibility, and is in no way conditioned upon any attempt to collect from or proceed against the Borrower, any other Subsidiary Guarantor or any other Person or any other event or circumstance. The obligations of each Subsidiary Guarantor under this Agreement are direct and primary obligations of such Subsidiary Guarantor and are independent of the Obligations, and a separate action or actions may be brought against such Subsidiary Guarantor regardless of whether action is brought against the Borrower, any other Subsidiary Guarantor or any other Person or whether the Borrower, any other Subsidiary Guarantor or any other Person is joined in any such action or actions.

     2.02. OBLIGATIONS ABSOLUTE. Each Subsidiary Guarantor agrees that the Obligations will be paid and performed strictly in accordance with the terms of the Secured Party Documents, regardless of any Law, regulation or order now or hereafter in effect in any jurisdiction affecting the Obligations, any of the terms of the Secured Party Documents or the rights of any Secured Party or any other Person with respect thereto. The obligations of each Subsidiary Guarantor under this Agreement shall be absolute, unconditional and irrevocable, irrespective of any of the following:

          (a) any lack of legality, validity, enforceability, allowability (in a bankruptcy, insolvency, reorganization, dissolution or similar proceeding, or otherwise), or any avoidance or subordination, in whole or in part, of any Secured Party Document or any of the Obligations;

          (b) any change in the amount, nature, time, place or manner of payment or performance of, or in any other term of, any of the Obligations (whether or not such change is contemplated by the Secured Party Documents as presently constituted, and specifically including any increase in the Obligations, whether resulting from the extension of additional credit to the Borrower or otherwise), any execution of any additional Secured Party Documents, or any amendment or waiver of or any consent to departure from any Secured Party Document;

          (c) any taking, exchange, release, impairment or nonperfection of any collateral, or any taking, release, impairment or amendment or waiver of or consent to departure from any other guaranty or other direct or indirect security for any of the Obligations;

          (d) any manner of application of collateral or other direct or indirect security for any of the Obligations, or proceeds thereof, to any of the Obligations or to other obligations secured thereby, or any manner of sale or other disposition of any collateral for any of the Obligations or any other assets of any Loan Party;

          (e) any impairment by any Secured Party or any other Person of any recourse of such Subsidiary Guarantor against any Loan Party or any other Person, or any other impairment by any Secured Party or any other Person of the suretyship status of such Subsidiary Guarantor;

          (f) any bankruptcy, insolvency, reorganization, dissolution or similar proceedings with respect to, or any change, restructuring or termination of the corporate structure or existence of, any Loan Party, such Subsidiary Guarantor or any other Person;

          (g) any failure of any Secured Party or any other Person to disclose to such Subsidiary Guarantor any information pertaining to the business, operations, condition (financial or other) or prospects of any Loan Party or any other Person, or to give any other notice, disclosure or demand; or

          (h) any other event or circumstance (excluding only the defense of full, strict and indefeasible payment and performance) that might otherwise constitute a defense available to, a discharge of, or a limitation on the obligations of, any Loan Party, such Subsidiary Guarantor or a guarantor or surety.

     2.03. WAIVERS, ETC. Each Subsidiary Guarantor hereby irrevocably waives any defense to or limitation on its obligations under this Agreement arising out of or based upon any matter referred to in Section 2.02. Without limiting the generality of the foregoing, each Subsidiary Guarantor hereby irrevocably waives each of the following:

          (a) all notices, disclosures and demands of any nature which otherwise might be required from time to time to preserve intact any rights against such Subsidiary Guarantor, including (i) any notice of any event or circumstance described in Section 2.02, (ii) any notice required by any law, regulation or order now or hereafter in effect in any jurisdiction,
     (iii) any notice of nonpayment, nonperformance, dishonor, or protest under any Secured Party Document or any of the Obligations, (iv) any notice of the incurrence of any Obligation, (v) any notice of any default or any failure on the part of any Loan Party or any other Person to comply with any Secured Party Document or any of the Obligations or any direct or indirect security for any of the Obligations, and (vi) any notice of any information pertaining to the business, operations, condition (financial or other) or prospects of any Loan Party or any other Person;

          (b) any right to any marshalling of assets, to the filing of any claim against any Loan Party or any other Person in the event of any bankruptcy, insolvency, reorganization, dissolution or similar proceeding, or to the exercise against any Loan Party or any other Person of any other right or remedy under or in connection with any Secured Party Document or any of the Obligations or any direct or indirect security for any of the Obligations; any requirement of promptness or diligence on the part of the Secured Parties or any other Person; any requirement to exhaust any remedies under or in connection with, or to mitigate the damages resulting from default under, any Secured Party Document or any of the Obligations or any direct or indirect security for any of the Obligations; and any requirement of acceptance of this Agreement, and any requirement that such Subsidiary Guarantor receive notice of such acceptance; and

          (c) any defense or other right arising by reason of any Law now or hereafter in effect in any jurisdiction pertaining to election of remedies (including anti-deficiency laws, "one action" laws or similar laws), or by reason of any election of remedies or other action or inaction by the Secured Parties (including commencement or completion of any judicial proceeding or nonjudicial sale or other action in respect of collateral security for any of the Obligations), which results in denial or impairment of the right of the Secured Parties to seek a deficiency against any Loan Party any other Person, or which otherwise discharges or impairs any of the Obligations or any recourse of such Subsidiary Guarantor against any Loan Party or any other Person.

     2.04. REINSTATEMENT. This Agreement shall continue to be effective, or be automatically reinstated, as the case may be, if at any time payment of any of the Obligations is avoided, rescinded or must otherwise be returned by any Secured Party for any reason, all as though such payment had not been made.

     2.05. NO STAY. Without limiting the generality of any other provision of this Agreement, if any acceleration of the time for payment or performance of any Obligation, or any condition to any such acceleration, shall at any time be stayed, enjoined or prevented for any reason (including stay or injunction resulting from the pendency against any Loan Party or any other Person of a bankruptcy, insolvency, reorganization, dissolution or similar proceeding), each Subsidiary Guarantor agrees that, for purposes of this Agreement and its obligations hereunder, at the option of the Collateral Agent, such Obligation shall be deemed to have been accelerated and such condition to acceleration shall be deemed to have been met.

     2.06. PAYMENTS. All payments to be made by each Subsidiary Guarantor pursuant to this Agreement (other than payments to a Secured Party under Section 2.11) shall be made to the Collateral Agent at the time prescribed for payments of the underlying Obligation in the applicable Secured Party Document, without setoff, counterclaim, withholding or other deduction of any nature. The Collateral Agent shall deposit such payments received by it into the Shared Collateral Account.

     2.07. SUBROGATION, ETC. Any rights which any Subsidiary Guarantor may have or acquire by way of subrogation, reimbursement, restitution, exoneration, contribution or indemnity, and any similar rights (whether arising by operation of law, by agreement or otherwise), against the Borrower, any other Subsidiary Guarantor or any other Person arising from the existence, payment, performance or enforcement of any of the obligations of such Subsidiary Guarantor under or in connection with this Agreement, shall be subordinate in right of payment to the Obligations, and such Subsidiary Guarantor shall not exercise any such rights until all Obligations and all other obligations under this Agreement have been paid in cash and performed in full and all commitments to extend credit under, and all Letters of Credit issued under, the Secured Party Documents shall have terminated. If, notwithstanding the foregoing, any amount shall be received by a Subsidiary Guarantor on account of any such rights at any time prior to the time at which all Obligations and all other obligations under this Agreement shall have been paid in cash and performed in full and all commitments to extend credit under, and all Letters of Credit issued under, the Secured Documents shall have terminated, such amount shall be held by such Subsidiary Guarantor in trust for the benefit of the Secured Parties, segregated from other funds held by such Subsidiary Guarantor, and shall be forthwith delivered to the Collateral Agent in the exact form received by such Subsidiary Guarantor (with any necessary endorsement), to be applied to the Obligations, whether matured or unmatured, in such order as the Secured Party may elect, or to be held by the Collateral Agent on behalf of the Secured Parties as security for the Obligations and disposed of by the Collateral Agent in accordance with the Collateral Agency Agreement.

     2.08. CONTINUING AGREEMENT. This Agreement is a continuing guaranty and shall continue in full force and effect until all Obligations and all other amounts payable under this Agreement have been paid in cash and performed in full, and all commitments to extend credit under, and all Letters of Credit issued under, the Secured Party Documents have terminated, subject in any event to reinstatement in accordance with Section 2.04. Without limiting the generality of the foregoing, each Subsidiary Guarantor hereby irrevocably waives any right to terminate or revoke this Agreement.

     2.09. LIMITATION ON PAYMENTS. The parties hereto intend to conform to all applicable Laws limiting the maximum rate of interest that may be charged or collected by the Secured Parties from any Subsidiary Guarantor. Accordingly, notwithstanding any other provision hereof, a Subsidiary

Guarantor shall not be required to make any payment to or for the account of a Secured Party, and such Secured Party shall refund any payment made by such Subsidiary Guarantor, to the extent that such requirement or such failure to refund would violate or conflict with mandatory and nonwaivable provisions of applicable Law limiting the maximum amount of interest which may be charged or collected by such Secured Party from such Subsidiary Guarantor.

     2.10. LIMITATION ON OBLIGATIONS. Notwithstanding any other provision hereof, to the extent that mandatory and nonwaivable provisions of applicable Law pertaining to fraudulent transfer or fraudulent conveyance otherwise would render the full amount of the obligations of a Subsidiary Guarantor under this Agreement avoidable, invalid or unenforceable, the obligations of such Subsidiary Guarantor under this Agreement shall be limited to the maximum amount which does not result in such avoidability, invalidity or unenforceability. In any action, suit or proceeding pertaining to this Agreement, the burden of proof, by clear and convincing evidence, shall be on the Person claiming that this Section 2.10 applies to limit any obligation of such Subsidiary Guarantor under this Agreement, or claiming that any obligation of such Subsidiary Guarantor under this Agreement is avoidable, invalid or unenforceable, as to each element of such claim.

     2.11. TAXES.

     (a) PAYMENTS NET OF TAXES. All payments made by each Subsidiary Guarantor under this Agreement or any other Secured Party Document shall be made free and clear of and without deduction for any and all present or future taxes, levies, imposts, deductions, charges or withholdings, and all liabilities with respect thereto, excluding (x) in the case of each Secured Party, net income taxes imposed on such Secured Party by the United States, and net income taxes and franchise taxes imposed on such Secured Party by the jurisdiction under the Laws of which such Secured Party is organized or by any political subdivision thereof, and (y) in the case of each Secured Party, net income taxes and franchise taxes imposed on such Secured Party by the jurisdiction in which is located the Secured Party's Applicable Lending Office or other office which makes or books a particular extension of credit or transaction under the Secured Party Documents or any political subdivision thereof (all such non-excluded taxes, levies, imposts, deduction, charges, withholdings and liabilities being referred to as "Taxes"). If any Subsidiary Guarantor shall be required by Law to deduct any Taxes from or in respect of any sum payable under this Agreement or any other Secured Party Document to any Secured Party, (i) the sum payable shall be increased as may be necessary so that after making all required deductions (including deductions applicable to additional sums payable under this Section 2.11) such Secured Party receives an amount equal to the sum it would have received had no such deductions been made, (ii) such Subsidiary Guarantor shall make such deductions, and (iii) such Subsidiary Guarantor shall pay the full amount deducted to the relevant taxation authority or other authority in accordance with applicable Law.

     (b) OTHER TAXES. Each Subsidiary Guarantor agrees to pay any present or future stamp or documentary taxes or any other excise or property taxes, charges or similar levies which arise from any payment made under this Agreement or any other Secured Party Document to which it is party or from the execution, delivery or registration of, or otherwise with respect to, this Agreement or any other Secured Party Document to which it is party (hereinafter referred to as "Other Taxes").

     (c) INDEMNITY. Each Subsidiary Guarantor hereby indemnifies each Secured Party for the full amount of Taxes or Other Taxes (including, without limitation, any Taxes or Other Taxes imposed by any jurisdiction on amounts payable under this Section 2.11) paid by such Secured Party and any liability (including, without limitation, penalties, interest and expenses) arising therefrom or with respect thereto, whether or not such Taxes or Other Taxes were correctly or legally asserted. This indemnification shall be made within 15 days from the date such Secured Party makes written demand therefor (which demand shall identify in reasonable detail the nature and the amount of Taxes and Other Taxes for which indemnification is being sought).

     (d) RECEIPTS, ETC. Within 30 days after the date of any payment of Taxes or Other Taxes, each Subsidiary Guarantor will furnish to the Collateral Agent the original or a certified copy of a receipt evidencing payment thereof.

     (e) OTHER. Without prejudice to the survival of any other agreement of any Subsidiary Guarantor hereunder, the obligations of each Subsidiary Guarantor contained in this Section 2.11 shall survive the payment in full of all other obligations of the Subsidiary Guarantor under this Agreement and the other Secured Party Documents, termination of all commitments to extend credit under, and all Letters of Credit issued under, the Secured Party Documents, and all other events and circumstances. Nothing in this Section 2.11 or otherwise in this Agreement shall require any Secured Party to disclose to any Subsidiary Guarantor any of its tax returns (or any other information that it deems to be confidential or proprietary).

     2.12. RELEASE OF SUBSIDIARY GUARANTOR. Upon the sale or other disposition of all of the capital stock of and other equity interests in a Subsidiary Guarantor to a Person or Persons other than the Borrower or a Subsidiary of the Borrower, which sale or other disposition is in compliance with the Secured Party Documents, the Collateral Agent will, at such Subsidiary Guarantor's expense, (x) release such Subsidiary Guarantor from its obligations under this Agreement, and (y) if such Subsidiary Guarantor is party to a Subsidiary Pledge Agreement, also release such Subsidiary Guarantor from its obligations under such Subsidiary Pledge Agreement and release the Liens granted by such Subsidiary Guarantor in favor of the Collateral Agent under such Subsidiary Pledge Agreement; provided, however, that (a) at the time of such request and such release no Event of Default or Potential Default shall have occurred and be continuing, (b) such Subsidiary Guarantor shall have delivered to the Collateral Agent and the Administrative Agent, at least five Business Days prior to the date of the proposed release, a written request for release describing the terms of the sale or other disposition in reasonable detail, including the price thereof and any expenses in connection therewith, together with a form for release for execution by the Collateral Agent and a certification by a Responsible Officer of the Borrower to the effect that the transaction is in compliance with the Secured Party Documents and as to such other matters as the Collateral Agent may in good faith request, (c) the Administrative Agent shall not have given to the Collateral Agent prior to the proposed release a notice to the effect that the conditions set forth in this Section 2.12 have not been satisfied and specifically requesting that the Collateral Agent not effect such release, and (d) the proceeds of any such sale or other disposition required to be applied in accordance with Section 2.07 of the Credit Agreement, or any successor provision of similar import, shall be paid to, or in accordance with the instructions of, the Administrative Agent in accordance with the Credit Agreement. The obligations of the Subsidiary Guarantor under Sections 2.11 and
5.04 of this Agreement and the obligations of the Subsidiary Guarantor under
Section 6.04 of the Subsidiary Pledge Agreement shall survive any such release.


                                   ARTICLE III
                         REPRESENTATIONS AND WARRANTIES

     3.01. CREDIT AGREEMENT. The provisions of Article IV of the Credit Agreement are hereby incorporated by reference (together with all related definitions and cross references), insofar as such provisions relate to a Subsidiary Guarantor or any Subsidiary of a Subsidiary Guarantor. Each Subsidiary Guarantor hereby represents and warrants to the Secured Parties as provided therein.

     3.02. REPRESENTATIONS AND WARRANTIES REMADE AT EACH EXTENSION OF CREDIT. Each request (including any deemed request) by the Borrower for any extension of credit under any Secured Party Document shall be deemed to constitute a representation and warranty by each Subsidiary Guarantor to the Secured Parties that the representations and warranties made by such Subsidiary Guarantor in this Article III are true and correct on and as of the date of such request with the same effect as though made on and as of such date. Failure by the Collateral Agent to receive notice from a Subsidiary Guarantor to the contrary before any extension of credit under any Secured Party Document shall constitute a further representation and warranty by such Subsidiary Guarantor to the Secured Parties that the representations and warranties made by such Subsidiary Guarantor in this Article III are true and correct on and as of the date of such extension of credit with the same effect as though made on and as of such date.


                                   ARTICLE IV
                                    COVENANTS

     4.01. COVENANTS GENERALLY. Reference is hereby made to the provisions of Articles VI and VII of the Credit Agreement (together with all related definitions and cross-references). Each Subsidiary Guarantor hereby agrees that, to the extent such provisions impose upon the Borrower a duty to cause any Subsidiary Guarantor to do or refrain from doing certain acts or things or to meet or refrain from meeting certain conditions, such Subsidiary Guarantor shall do or refrain from doing such acts or things, or meet or refrain from meeting such conditions, as the case may be.


                                    ARTICLE V
                                  MISCELLANEOUS

     5.01. AMENDMENTS, ETC. No amendment to or waiver of any provision of this Agreement, and no consent to any departure by any Subsidiary Guarantor herefrom, shall in any event be effective unless in a writing manually signed by or on behalf of such Subsidiary Guarantor and the Collateral Agent. Any such waiver or consent shall be effective only in the specific instance and for the specific purpose for which given. Such amendments, waivers and consents shall be made in accordance with, and shall be subject to, Section 6.01 of the Collateral Agency Agreement.

     5.02. NO IMPLIED WAIVER; REMEDIES CUMULATIVE. No delay or failure of the Collateral Agent or any other Secured Party in exercising any right or remedy under this Agreement shall operate as a waiver thereof; nor shall any single or partial exercise of any such right or remedy preclude any other or further exercise thereof or the exercise of any other right or remedy. The rights and remedies of the Collateral Agent or any other Secured Party under this Agreement are cumulative and not exclusive of any other rights or remedies available hereunder, under any other agreement, at law, or otherwise.

     5.03. NOTICES. Except to the extent, if any, otherwise expressly provided herein, all notices and other communications (collectively, "notices") under this Agreement shall be given, shall be effective, and may be relied upon, in the same way as notices under the Collateral Agency Agreement.

     5.04. EXPENSES. Each Subsidiary Guarantor agrees to pay upon demand all reasonable expenses (including reasonable fees and expenses of counsel) which the Collateral Agent or any other Secured Party may incur from time to time arising from or relating to the administration of, or exercise, enforcement or preservation of rights or remedies under, this Agreement.

     5.05. ENTIRE AGREEMENT. This Agreement and the other Secured Party Documents constitute the entire agreement of the parties hereto with respect to the subject matter hereof and thereof and supersede all prior and contemporaneous understandings and agreements.

     5.06. SURVIVAL. All representations and warranties of the each Subsidiary Guarantor contained in or made in connection with this Agreement shall survive, and shall not be waived by, the execution and delivery of this Agreement, any investigation by or knowledge of any Secured Party, any extension of credit, termination of this Agreement, or any other event or circumstance whatsoever.

     5.07. COUNTERPARTS. This Agreement may be executed in any number of counterparts, each of which shall be deemed an original, and all such counterparts shall constitute but one and the same agreement.

     5.08. SETOFF. In the event that any obligation of a Subsidiary Guarantor now or hereafter existing under this Agreement or any other Secured Party Document shall have become due and payable, each Secured Party shall have the right from time to time, without notice to such Subsidiary Guarantor, to set off against and apply to such due and payable amount any obligation of any nature of such Secured Party to such Subsidiary Guarantor, including all deposits (whether time or demand, general or special, provisionally or finally credited, however evidenced) now or hereafter maintained by such Subsidiary Guarantor with such Secured Party. Such right shall be absolute and unconditional in all circumstances and, without limitation, shall exist whether such obligation to such Subsidiary Guarantor is absolute or contingent, matured or unmatured (it being agreed that such Secured Party may deem such obligation to be then due and payable at the time of such setoff), regardless of the offices or branches through which the parties are acting with respect to the offset obligations, and regardless of the existence or adequacy of any other direct or indirect security or any other right or remedy available to such Secured Party. Nothing in this Agreement or any other Secured Party Document shall be deemed a waiver of or restriction on any right of setoff or banker's lien available to a Secured Party under this Section 5.08, at law or otherwise. Each Subsidiary Guarantor hereby agrees that any affiliate of a Secured Party, and any holder of a participation in any obligation of such Subsidiary Guarantor under this Agreement, shall have the same rights of setoff as the Secured Parties as provided in this Section
5.08 (regardless of whether such affiliate or participant otherwise would be deemed a creditor of such Subsidiary Guarantor).

     5.09. CONSTRUCTION. In this Agreement, unless the context otherwise clearly requires, references to the plural include the singular, the singular the plural, and the part the whole; the neuter case includes the masculine and feminine cases; and "or" is not exclusive. In this Agreement, any references to property (or similar terms) include any interest in such property (or other item referred to); "include," "includes," "including" and similar terms are not limiting; and "hereof," "herein," "hereunder" and similar terms refer to this Agreement as a whole and not to any particular provision. Section and other headings in this Agreement, and any table of contents herein, are for reference purposes only and shall not affect the interpretation of this Agreement in any respect. Section and other references in this Agreement are to this Agreement unless otherwise specified. This Agreement has been fully negotiated between the applicable parties, each party having the benefit of legal counsel, and accordingly neither any doctrine of construction of guaranties in favor of the secured party, nor any doctrine of construction of ambiguities against the party controlling the drafting, shall apply to this Agreement.

     5.10. SUCCESSORS AND ASSIGNS. This Agreement shall be binding upon each Subsidiary Guarantor and its successors and assigns, and shall inure to the benefit of and be enforceable by the Collateral Agent and the other Secured Parties and their respective successors and assigns. Without limitation of the foregoing, each Secured Party (and any successive assignee or transferee) from time to time may assign or otherwise transfer all or any portion of its rights or obligations under the Secured Party Documents (including all or any portion of any commitment to extend credit), or any Obligations, to any other Person, and such Obligations (including any Obligations resulting from extension of credit by such other Person under or in connection with the Secured Party Documents) shall be and remain Obligations entitled to the benefit of this Agreement, and to the extent of its interest in such Obligations such other Person shall be vested with all the benefits in respect thereof granted to the Secured Party in this Agreement or otherwise.

     5.11. JOINT AND SEVERAL OBLIGATIONS. The obligations of the Subsidiary Guarantors hereunder are joint and several obligations of each of them.

     5.12. COLLATERAL AGENCY AGREEMENT. This Agreement is a Shared Security Document referred to in the Collateral Agency Agreement. The provisions of the Collateral Agency Agreement are supplemental to the provisions of this Agreement, as provided in the Collateral Agency Agreement. Each Subsidiary Guarantor consents and agrees to the terms of the Collateral Agency Agreement, and acknowledges and agrees that, by becoming party hereto, such Subsidiary Guarantor is and shall be party to the Collateral Agency Agreement and shall be subject to and bound by all of the provisions of the Collateral Agency Agreement. Each Subsidiary Guarantor acknowledges receipt of a copy of the Collateral Agency Agreement.

     5.13. ADDITIONAL SUBSIDIARY GUARANTORS. Upon execution by a Person of a supplement in the form of Annex A, such Person shall become party hereto as an additional Subsidiary Guarantor and shall be subject to and bound by all of the provisions hereof. The addition of any additional Subsidiary Guarantor as a party to this Agreement shall not require the consent of any other Subsidiary Guarantor. The rights and obligations of each Subsidiary Guarantor shall remain in full force and effect following the addition of any additional Subsidiary Guarantor as a party to this Agreement. Such additional Subsidiary Guarantor shall comply with the provisions of Section 6.13(a) of the Credit Agreement and, without limiting the generality of the foregoing, shall within the time prescribed therein deliver to the Administrative Agent and the Collateral Agent an opinion of counsel in substantially the form of Annex B, and covering such other matters as the Administrative Agent may reasonably request.

     5.14. GOVERNING LAW; SUBMISSION TO JURISDICTION; WAIVER OF JURY TRIAL; LIMITATION OF Liability. Without limiting the generality of Section 6.10 of the Collateral Agency Agreement:

     (a) GOVERNING LAW. THIS AGREEMENT SHALL BE GOVERNED BY, CONSTRUED AND ENFORCED IN ACCORDANCE WITH THE LAWS OF THE COMMONWEALTH OF PENNSYLVANIA, WITHOUT REGARD TO CONFLICT OF LAW PRINCIPLES.

     (b) CERTAIN WAIVERS. EACH SUBSIDIARY GUARANTOR HEREBY IRREVOCABLY AND
UNCONDITIONALLY:

          (I) AGREES THAT ANY ACTION, SUIT OR PROCEEDING BY ANY PERSON ARISING FROM OR RELATING TO THIS AGREEMENT OR ANY OTHER SHARED SECURITY DOCUMENT OR ANY STATEMENT, COURSE OF CONDUCT, ACT, OMISSION OR EVENT OCCURRING IN CONNECTION HEREWITH OR THEREWITH (COLLECTIVELY, "RELATED LITIGATION") MAY BE BROUGHT IN ANY STATE OR FEDERAL COURT OF COMPETENT JURISDICTION SITTING IN ALLEGHENY COUNTY, PENNSYLVANIA, SUBMITS TO THE JURISDICTION OF SUCH COURTS, AND TO THE FULLEST EXTENT PERMITTED BY LAW AGREES THAT WILL NOT BRING ANY RELATED LITIGATION IN ANY OTHER FORUM

     (BUT NOTHING HEREIN SHALL AFFECT THE RIGHT OF ANY SECURED PARTY TO BRING ANY ACTION, SUIT OR PROCEEDING IN ANY OTHER FORUM);

          (II) WAIVES ANY OBJECTION WHICH IT MAY HAVE AT ANY TIME TO THE LAYING OF VENUE OF ANY RELATED LITIGATION BROUGHT IN ANY SUCH COURT, WAIVES ANY CLAIM THAT ANY SUCH RELATED LITIGATION HAS BEEN BROUGHT IN AN INCONVENIENT FORUM, AND WAIVES ANY RIGHT TO OBJECT, WITH RESPECT TO ANY RELATED LITIGATION BROUGHT IN ANY SUCH COURT, THAT SUCH COURT DOES NOT HAVE JURISDICTION OVER SUCH SUBSIDIARY GUARANTOR;

          (III) CONSENTS AND AGREES TO SERVICE OF ANY SUMMONS, COMPLAINT OR OTHER LEGAL PROCESS IN ANY RELATED LITIGATION BY REGISTERED OR CERTIFIED U.S. MAIL, POSTAGE PREPAID, TO SUCH SUBSIDIARY GUARANTOR AT THE ADDRESS FOR NOTICES DESCRIBED IN SECTION 6.02 OF THE COLLATERAL AGENCY AGREEMENT, AND CONSENTS AND AGREES THAT SUCH SERVICE SHALL CONSTITUTE IN EVERY RESPECT VALID AND EFFECTIVE SERVICE (BUT NOTHING HEREIN SHALL AFFECT THE VALIDITY OR EFFECTIVENESS OF PROCESS SERVED IN ANY OTHER MANNER PERMITTED BY LAW); AND

          (IV) WAIVES THE RIGHT TO TRIAL BY JURY IN ANY RELATED LITIGATION.

          (c) LIMITATION OF LIABILITY. TO THE FULLEST EXTENT PERMITTED BY LAW, NO CLAIM MAY BE MADE BY ANY SUBSIDIARY GUARANTOR AGAINST ANY SECURED PARTY OR ANY AFFILIATE, DIRECTOR, OFFICER, EMPLOYEE, ATTORNEY OR AGENT OF ANY OF THEM FOR ANY SPECIAL, INCIDENTAL, INDIRECT, CONSEQUENTIAL OR PUNITIVE DAMAGES IN RESPECT OF ANY CLAIM ARISING FROM OR RELATING TO THIS AGREEMENT OR ANY OTHER SHARED SECURITY DOCUMENT OR ANY STATEMENT, COURSE OF CONDUCT, ACT, OMISSION, OR EVENT OCCURRING IN CONNECTION HEREWITH OR THEREWITH (WHETHER FOR BREACH OF CONTRACT, TORT OR ANY OTHER THEORY OF LIABILITY). EACH SUBSIDIARY GUARANTOR HEREBY WAIVES, RELEASES AND AGREES NOT TO SUE UPON ANY CLAIM FOR ANY SUCH DAMAGES, WHETHER SUCH CLAIM PRESENTLY EXISTS OR ARISES HEREAFTER AND WHETHER OR NOT SUCH CLAIM IS KNOWN OR SUSPECTED TO EXIST IN ITS FAVOR.







                      [This Space Intentionally Left Blank]

                  IN WITNESS WHEREOF, the Subsidiary Guarantors have executed and delivered this Agreement as of the date first above written.


                                              Kennametal Acquisition Corp.
                                              ---------------------------------
                                              as Subsidiary Guarantor



                                              By  /s/ JAMES E. MORRISON
                                                -------------------------------
                                                  Name:  James E. Morrison
                                                  Title: Vice President
                                                           and Treasurer


                                                 Address: State Route 981 South
                                                          P.O. Box 231
                                                          Latrobe, PA 15650-0231

                                                 Attn: James E. Morrison

                                                 Telephone: (412) 539-5180
                                                 Facsimile: (412) 539-4668
                                                 Telex:
                                                 (Answerback:        )

                                                                 Exhibit (b)(4)



===============================================================================





                            BORROWER PLEDGE AGREEMENT

                          dated as of November 17, 1997

                                     made by

                                KENNAMETAL INC.,
                                   as Grantor,

                                   in favor of

                               MELLON BANK, N.A.,
                               as Collateral Agent





===============================================================================


                                TABLE OF CONTENTS

SECTION        TITLE                                                                PAGE
ARTICLE I      DEFINITIONS

       1.01    Definitions......................................................      1
       1.02    UCC Definitions..................................................      2

ARTICLE II     THE SECURITY

       2.01    Grant of Security................................................      2
       2.02    Continuing Agreement.............................................      2
       2.03    Additional Releases in Certain Circumstances.....................      2

ARTICLE III    REPRESENTATIONS AND WARRANTIES

       3.01    Title............................................................      3
       3.02    Validity, Perfection and Priority................................      3
       3.03    Governmental Approvals and Filings...............................      3
       3.04    Offices, etc.....................................................      3
       3.05    Names, etc.......................................................      3
       3.06    Taxes, etc.......................................................      4
       3.07    Designated Subsidiaries and Designated Pledged Shares............      4
       3.08    Margin Stock.....................................................      4
       3.09    Representations and Warranties Remade at Each Extension of Credit      4

ARTICLE IV     COVENANTS

       4.01    Transfers and Other Liens, etc.; Additional Designated Subsidiari      4
       4.02    Change in Name, etc..............................................      5
       4.03    Certain Covenants................................................      6
       4.04    Further Assurances...............................................      7

ARTICLE V      CERTAIN RIGHTS AND REMEDIES OF THE SECURED PARTIES

       5.01    Collateral Agent May Perform.....................................      7
       5.02    No Duty to Exercise Powers.......................................      7
       5.03    Duties of Collateral Agent.......................................      8
       5.04    Power of Attorney................................................      8
       5.05    Certain Remedies.................................................      8
       5.06    Application of Payments..........................................      9
       5.07    Registration Rights..............................................     10

ARTICLE VI     MISCELLANEOUS

       6.01    Amendments, etc..................................................     10
       6.02    No Implied Waiver; Remedies Cumulative...........................     11

       6.03    Notices..........................................................     11
       6.04    Indemnity and Expenses...........................................     11
       6.05    Entire Agreement.................................................     11
       6.06    Survival.........................................................     11
       6.07    Counterparts.....................................................     11
       6.08    Construction.....................................................     11
       6.09    Successors and Assigns...........................................     12
       6.10    Collateral Agency Agreement......................................     12
       6.11    Governing Law....................................................     12

Schedule 3.04 Location of Offices, etc. Schedule 3.05 Names, etc.
Schedule 3.07  Designated Subsidiaries and Designated Pledged Shares

Annex A        Form of Additional Designated Collateral Supplement

                            BORROWER PLEDGE AGREEMENT

     THIS AGREEMENT, dated as of November 17, 1997, made by KENNAMETAL INC., a Pennsylvania corporation (the "Grantor"), in favor of MELLON BANK, N.A., as Collateral Agent under the Collateral Agency Agreement referred to below (in such capacity, together with its successors, the "Collateral Agent") for the Secured Parties (as defined in the Collateral Agency Agreement).

                                    RECITALS:

     A. The Grantor has entered into a Credit Agreement of even date herewith with the Lenders parties thereto from time to time and Mellon Bank, N.A., as Administrative Agent (as amended, modified or supplemented from time to time, the "Credit Agreement").

     B. The Grantor, certain Subsidiary Guarantors (as defined therein), certain Lender Parties (as defined therein), and certain Swap Parties, and Mellon Bank, N.A., as Collateral Agent, have entered into a Collateral Agency Agreement of even date herewith (as amended, modified or supplemented from time to time, the "Collateral Agency Agreement"). Pursuant to the Collateral Agency Agreement, the Collateral Agent has agreed to serve as the collateral agent for the Facility Parties (as defined therein) with respect to certain direct and indirect security (including this Agreement) for obligations of the Grantor under or in connection with the Credit Agreement and the other Obligations referred to in the Collateral Agency Agreement.

     C. It is a condition precedent to the extension of credit under the Credit Agreement that the Grantor execute and deliver this Agreement. This Agreement, among other things, is made by the Grantor to induce the Lender Parties to enter into the Loan Documents (as defined in the Credit Agreement) and to induce the Lender Parties to extend credit under the Credit Agreement.

     NOW, THEREFORE, in consideration of the premises, and intending to be legally bound hereby, the Grantor hereby agrees as follows:


                                    ARTICLE I
                                   DEFINITIONS

     1.01. DEFINITIONS. Capitalized terms not otherwise defined herein shall have the meanings given such terms in the Collateral Agency Agreement or, if not defined therein, in the Credit Agreement. In addition to the other terms defined elsewhere in this Agreement, as used herein, the following terms shall have the following meanings:

     "Designated Pledged Shares" shall mean all shares of capital stock and other equity interests identified as such in Schedule 3.07, as such Schedule may be supplemented from time to time pursuant to this Agreement.

     "Designated Subsidiaries" shall mean the Persons identified as such in
   Schedule 3.07, as such Schedule may be supplemented from time to time pursuant to this Agreement.

     "Distributions" shall mean all property, rights and interests of any kind or nature (whether cash, securities or other) from time to time received, receivable or otherwise distributed with respect to or in exchange for any Collateral, including without limitation all cash, securities or other property received or receivable as dividends, or as a result of any stock splits, reclassifications, mergers or consolidations, or as any other distributions (whether similar or dissimilar to the foregoing), or as a result of exercise of any options, warrants or rights included in or associated with any Collateral, or as principal, interest or premium.

     "UCC" shall mean the Uniform Commercial Code as in effect in the Commonwealth of Pennsylvania from time to time.

     1.02. UCC DEFINITIONS. Unless otherwise defined herein, terms defined in
Article 8 or Article 9 of the UCC shall have the same meanings in this Agreement.


                                   ARTICLE II
                                  THE SECURITY

     2.01. GRANT OF SECURITY. As security for the full and timely payment and performance of the Obligations, the Grantor hereby assigns and pledges to the Collateral Agent for the benefit of the Secured Parties, and grants to the Collateral Agent for the benefit of the Secured Parties a security interest in, all right, title and interest of the Grantor in, to and under the following, whether now or hereafter existing or acquired (the "Collateral"):

          (a) the Designated Pledged Shares,

          (b) all additional shares of stock of, and all other equity interests in, any Designated Subsidiary from time to time acquired by the Grantor in any manner; provided, that the Collateral shall at no time contain more than 65% of the voting stock of any Designated Subsidiary that is a Foreign Subsidiary except to the extent such voting stock constitutes Designated Pledged Shares;

          (c) all Distributions; and

          (d) all proceeds of any of the foregoing (including, without limitation, proceeds which constitute property of the types described in the foregoing clauses (a), (b) and (c)).

All Collateral hereunder constitutes "Shared Collateral," as such term is used in the Collateral Agency Agreement.

     2.02. CONTINUING AGREEMENT. This Agreement creates a continuing Lien in the Collateral. The Collateral Agent shall release the Liens created hereby as provided in Section 6.08 of the Collateral Agency Agreement, and upon such release the Collateral Agent will, at the Grantor's request and expense, return to the Grantor, without any representations, warranties or recourse of any kind whatsoever (except as to Liens created by the Collateral Agent), such of the Collateral as then may be held by the Collateral Agent hereunder, and execute and deliver to the Grantor such documents as the Grantor may reasonably request to evidence such termination.

     2.03. ADDITIONAL RELEASES IN CERTAIN CIRCUMSTANCES. Upon any sale or other disposition of any item of Collateral in accordance with the terms of the Credit Agreement, the Collateral Agent will, at the Grantor's expense, execute and deliver to the Grantor such documents as the Grantor may reasonably request to release such item of Collateral from the Lien granted hereby; provided, however, that (a) at the time of such request and such release no Event of Default or Potential Default shall have occurred and be continuing, (b) the Grantor shall have delivered to the Collateral Agent and the Administrative Agent, at least five Business Days prior to the date of the proposed release, a written request for release describing the item of Collateral and the term of the sale or other disposition in reasonable detail, including the price thereof and any expenses in connection therewith, together with a form for release for execution by the Collateral Agent and a certification by the Grantor to the effect that the transaction is in compliance with the Secured Party Documents and as to such matters as the Collateral Agent may in good faith request, (c) the Administrative Agent shall not have given to the Collateral Agent prior to the proposed release a notice to the effect that the conditions set forth in this Section 2.03 have not been satisfied and specifically requesting that the Collateral Agent not effect such release, and (d) the proceeds of any such sale or other disposition required to be applied in accordance with Section 2.07 of the Credit Agreement, or any successor provision of similar import, shall be paid to, or in accordance with the instructions of, the Administrative Agent in accordance with the Credit Agreement.


                                   ARTICLE III
                         REPRESENTATIONS AND WARRANTIES

     The Grantor hereby represents and warrants to each Secured Party as follows:

     3.01. TITLE. The Grantor is the legal and beneficial owner of the Collateral, free and clear of any Lien, except for the security interest under this Agreement in favor of the Collateral Agent securing the Obligations. No effective financing statement or other item similar in effect covering any Collateral is on file in any recording office, except such as may be filed in favor of the Collateral Agent relating to this Agreement.

     3.02. VALIDITY, PERFECTION AND PRIORITY. This Agreement creates a valid assignment of and security interest in the Collateral in favor of the Collateral Agent securing the Obligations, which assignment and security interest has been duly perfected and is prior to all other Liens. All filings and other actions necessary or desirable to perfect and protect such assignment and security interest in favor of the Collateral Agent have been duly made and taken.

     3.03. GOVERNMENTAL APPROVALS AND FILINGS. No authorization, approval or other action by, and no notice to or filing with, any Governmental Authority (including, without limiting the generality of the foregoing, any Government Authority in any jurisdiction in which a Designated Subsidiary is organized) is or will be necessary (a) for the grant by the Grantor of the assignment of and security interest in the Collateral hereunder or for the execution, delivery or performance of this Agreement by the Grantor, (b) to ensure the validity, perfection or priority of the assignment of and security interest in the Collateral granted hereunder, or (c) for the exercise by the Collateral Agent of any of its rights or remedies hereunder, except for completion of such actions as may be required in connection with any disposition of Collateral constituting securities by Laws affecting the offering and sale of securities generally.

     3.04. OFFICES, ETC. Schedule 3.04 identifies as of the date hereof the address of the chief executive office of the Grantor and of each place of business of the Grantor in the jurisdiction containing its chief executive office. Schedule 3.04 also identifies all changes in the foregoing information during the one year period ending on the date hereof.

     3.05. NAMES, ETC. During the one year period ending on the date hereof, neither the Grantor nor any of its direct or indirect predecessors by merger, consolidation or other corporate reorganization is or has been known by or used any corporate or fictitious name or trade name (other than the corporate name of the Grantor as of the date hereof), nor has the Grantor or any such predecessor been the subject of any merger, consolidation or other corporate reorganization, nor has the Grantor or any such predecessor otherwise changed its name, identity or corporate structure, except as set forth in Schedule 3.05. For each such direct and indirect predecessor of the Grantor, Schedule 3.05 also identifies the addresses referred to in Section 3.04 for all times during such period.

     3.06. TAXES, ETC. There is no tax, levy, impost, deduction, charge, withholding or similar duty, tax or fee imposed on, or by virtue of the execution or delivery of, this Agreement or any other document to be furnished hereunder or in connection herewith.

     3.07. DESIGNATED SUBSIDIARIES AND DESIGNATED PLEDGED SHARES. The Designated Pledged Shares include all shares of capital stock of, and all other equity interests in, each Designated Subsidiary owned (beneficially or of record) by the Grantor; provided, that if the Designated Subsidiary which issued such Designated Pledged Shares is a Foreign Subsidiary, then, subject to Section 4.01(e), the Designated Pledged Shares need not include more than 65% of the voting stock of such Foreign Subsidiary. Schedule 3.07 accurately sets forth, for each class of capital stock or other equity interest to which Designated Pledged Shares belong, the total number of issued and outstanding shares or other equity interests of such class, the percentage of such total number of issued and outstanding shares or other equity interests represented by the Designated Pledged Shares, the Designated Subsidiary which is the issuer of such Designated Pledged Shares, and whether such Designated Subsidiary is a Foreign Subsidiary. The Designated Pledged Shares have been duly authorized and validly issued and are fully paid and nonassessable. All of the Designated Pledged Shares are certificated securities (unless expressly stated otherwise on Schedule 3.07).

     3.08. MARGIN STOCK. None of the Collateral is Margin Stock.

     3.09. REPRESENTATIONS AND WARRANTIES REMADE AT EACH EXTENSION OF CREDIT. Each request (including any deemed request) by the Grantor for any extension of credit under any Secured Party Document shall be deemed to constitute a representation and warranty by the Grantor to the Secured Parties that the representations and warranties made by the Grantor in this Article III (other than Sections 3.04 and 3.05) are true and correct on and as of the date of such request with the same effect as though made on and as of such date. Failure by the Collateral Agent to receive notice from the Grantor to the contrary before any extension of credit under any Secured Party Document shall constitute a further representation and warranty by the Grantor to the Secured Parties that the representations and warranties made by such Subsidiary Guarantor in this
Article III (other than Sections 3.04 and 3.05) are true and correct on and as of the date of such extension of credit with the same effect as though made on and as of such date.


                                   ARTICLE IV
                                    COVENANTS

     4.01. TRANSFERS AND OTHER LIENS, ETC.; ADDITIONAL DESIGNATED SUBSIDIARIES, ETC.

     (a) TRANSFERS. The Grantor shall not sell, assign, pledge, lease, transfer or otherwise dispose of any Collateral (voluntarily or involuntarily, by operation of Law or otherwise) in contravention of any provision of any other Secured Party Document (including but not limited to Section 7.07 of the Credit Agreement).

     (b) OTHER LIENS. The Grantor shall not create or permit to exist any Lien on any Collateral (voluntarily or involuntarily, by operation of Law or otherwise).

     (c) ADDITIONAL SHARES. The Grantor shall cause each Designated Subsidiary not to issue any capital stock or other equity interests in Distributions on or in substitution for the Designated Pledged Shares issued by such Designated Subsidiary. All shares of capital stock and other equity interests in any Designated Subsidiary which the Grantor owns (beneficially or of record) from time to time shall constitute Collateral, and the Grantor shall immediately deliver to the Collateral Agent all certificates and instruments constituting or evidencing any such shares of capital stock and other equity interests; provided, that the Collateral shall at no time contain more than 65% of the voting stock of any Designated Subsidiary that is a Foreign Subsidiary except to the extent such voting stock constitutes Designated Pledged Shares..

     (d) ADDITIONAL DESIGNATED SUBSIDIARIES. The Grantor from time to time may, and shall to the extent required by Section 6.13(b) of the Credit Agreement or otherwise in the Secured Party Documents, designate additional Designated Subsidiaries hereunder. Such designation shall be effected by the Grantor executing and delivering to the Collateral Agent an Additional Designated Collateral Supplement in the form of Annex A, duly completed in a manner satisfactory to the Collateral Agent. Such Additional Designated Collateral Supplement shall constitute a supplement to Schedule 3.07 to this Agreement.

     (e) DESIGNATED SUBSIDIARY WHICH CEASES TO BE A FOREIGN SUBSIDIARY. In the event that a Designated Subsidiary ceases to be a Foreign Subsidiary, the Grantor shall forthwith notify the Collateral Agent of such event and submit and Additional Designated Collateral Supplement designating as additional Designated Pledged Shares hereunder, and pledge to the Collateral Agent for the benefit of the Secured Parties, all shares of stock of, and all other equity interests in, such Designated Subsidiary.

     4.02. CHANGE IN NAME, ETC. The Grantor shall

     (a) not have, use or be known by any corporate or fictitious name or trade name (other than its corporate name as of the date hereof and names set forth in Schedule 3.04), nor be the subject of any merger, consolidation or other corporate reorganization, nor otherwise change its name, identity or corporate structure, except, upon 60 days' written notice to the Collateral Agent (specifically referring to this Section 4.02), and after all actions referred to in Section 4.04(a) have been completed (it being understood that, in the event such notice is given by the Grantor and all actions referred to in Section 4.04(a) have been completed to the satisfaction before the end of such 60 day period, the Collateral Agent shall, at the Grantor's request, promptly confirm such fact to the Grantor, in which case the Grantor may consummate the change referred to in such notice before the end of such 60 day period),

     (b) keep its chief executive office at the address identified in Schedule 3.04, and keep each place of business in the jurisdiction containing its chief executive office at the address identified in Schedule 3.04, or, in each case, upon 45 days' written notice to the Collateral Agent (specifically referring to this Section 4.02), at such other locations in jurisdictions where all actions referred to in Section 4.04(a) have been competed, and

     (c) maintain its chief executive office in a state of the United States or the District of Columbia.




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



     4.03. CERTAIN COVENANTS.

     (a) DELIVERY OF CERTIFICATES AND INSTRUMENTS. All certificates or instruments at any time representing or evidencing any Collateral shall be immediately delivered to and held by or on behalf of the Collateral Agent pursuant hereto, and shall be in suitable form for transfer by delivery, or shall be accompanied by instruments of transfer or assignment, duly executed in blank, all in form and substance satisfactory to the Collateral Agent. The Collateral Agent shall have the right, at any time in its discretion and without notice to the Grantor, to transfer to or to register in the name of the Collateral Agent or its nominee any Collateral in registered form (except that the Collateral Agent shall have such right with respect to capital stock of Distribution only if an Event of Default has occurred and is continuing). In addition, the Collateral Agent shall have the right at any time to exchange certificates or instruments representing or evidencing Collateral for certificates or instruments of smaller or larger denominations.

     (b) VOTING RIGHTS.

     (i) GENERAL. Subject to Section 4.03(b)(ii), the Grantor shall be entitled to exercise all voting and other consensual rights pertaining to the Collateral; provided, that the Grantor shall not exercise or refrain from exercising any such right if such action would (A) conflict with any provision of this Agreement or any other Secured Party Document, or (B) in the Grantor's reasonable judgment, impair the value of any Collateral, or (C) impair the interest or rights of the Grantor or the Collateral Agent.

     (ii) CERTAIN RIGHTS OF COLLATERAL AGENT. If an Event of Default has occurred and is continuing, the Collateral Agent may from time to time give notice to the Grantor revoking in whole or in part the rights of the Grantor under Section 4.03(b)(i). If and to the extent such notice has been given, and such Event of Default is continuing, all voting and other consensual rights pertaining to the Collateral shall thereupon be vested in the Collateral Agent, who shall have the sole right to exercise or refrain from exercising such rights.

     (iii) PROXIES, ETC. The Collateral Agent shall execute and deliver to the Grantor such proxies and other instruments as the Grantor may reasonably request for the purpose of enabling the Grantor to exercise the voting and other consensual rights which it is entitled to exercise pursuant to Section 4.03(b)(i). The Grantor hereby grants the Collateral Agent an irrevocable proxy, with full power of substitution, coupled with an interest, to exercise all voting and other consensual rights pertaining to the Collateral, exercisable if and to the extent that the Collateral Agent is entitled to exercise such rights pursuant to Section 4.03(b)(ii). All third parties are entitled to rely conclusively on a representation by the Collateral Agent that it is entitled to exercise such power of attorney.

     (c) DISTRIBUTIONS.

     (i) GENERAL. Subject to Section 4.03(c)(ii), the Grantor shall be entitled to receive and retain all Distributions that are paid and payable in cash. Distributions paid or payable other than in cash shall be Collateral, and shall be forthwith delivered to the Collateral Agent to hold as such.

     (ii) CERTAIN RIGHTS OF COLLATERAL AGENT. If an Event of Default has occurred and is continuing, all rights of the Grantor to receive and retain the Distributions that it would otherwise be authorized to receive and retain pursuant to Section 4.03(c)(i) shall automatically cease, and all such rights shall thereupon vest in the Collateral Agent. Such Distributions shall be Collateral, and shall be forthwith delivered to the Collateral Agent and applied as provided in Section 5.06.



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




     (iii) PAYMENT OVER. If the Grantor receives any payment or property which it is not entitled to retain pursuant to Section 4.03(c)(i) or 4.03(c)(ii), such payment or property shall be received in trust for the benefit of the Collateral Agent, shall be segregated from other funds and property of the Grantor, and shall be forthwith delivered to the Collateral Agent as Collateral in the same form as so received (with any necessary endorsement).

     4.04. FURTHER ASSURANCES.

     (a) GENERAL. The Grantor shall from time to time, at its expense, promptly execute and deliver all further instruments and agreements, and take all further actions that may be necessary or appropriate, or that the Collateral Agent may reasonably request, in order to perfect or protect any assignment, pledge or security interest granted or purported to be granted hereby or to enable the Collateral Agent to exercise or enforce its rights and remedies hereunder.

     (b) FOREIGN SUBSIDIARIES. Without limiting the generality of Section 4.04(a), to the extent, if any, that Collateral consists of capital stock or other equity interests of foreign issuers, the Grantor shall from time to time, at its expense, promptly execute and deliver such additional or supplementary security documentation, and all further instruments and agreements, satisfactory in form and substance to the Collateral Agent, as may be necessary or appropriate, or that the Collateral Agent may reasonably request, in order to further grant, perfect or protect any assignment, pledge or security interest granted or purported to be granted hereby or to enable the Collateral Agent to exercise or enforce its rights and remedies hereunder, and provide such opinions of foreign counsel to the Grantor (who shall be reasonably satisfactory to the Collateral Agent), reasonably satisfactory in form and substance to the Collateral Agent, as to such matters as the Collateral Agent may reasonably request.

     (c) FINANCING STATEMENTS, ETC. The Grantor will execute and file such financing or continuation statements, or amendments thereto, and such other instruments or notices, as may be necessary or desirable, or as the Collateral Agent may reasonably request, in order to perfect and preserve the assignment, pledge or security interest granted or purported to be granted hereby. The Grantor hereby authorizes the Collateral Agent to file one or more financing or continuation statements, and amendments thereto, relating to any Collateral without the signature of the Grantor where permitted by law. A photocopy or other reproduction of this Agreement or any financing statement covering any Collateral shall be sufficient as a financing statement where permitted by Law.


                                    ARTICLE V
               CERTAIN RIGHTS AND REMEDIES OF THE SECURED PARTIES

     5.01. COLLATERAL AGENT MAY PERFORM. If the Grantor fails to perform any obligation under or in connection with this Agreement, the Collateral Agent may (but shall have no duty to) itself perform or cause performance of such obligation, and the expenses of the Collateral Agent incurred in connection therewith shall be payable by the Grantor pursuant to Section 6.04. The Collateral Agent may from time to time take any other action which the Collateral Agent deems necessary or appropriate for the maintenance, preservation or protection of any of the Collateral or of its Lien therein.

     5.02. NO DUTY TO EXERCISE POWERS. The powers of the Collateral Agent under and in connection with this Agreement are solely to protect its interest in the Collateral and shall not impose any duty upon it to exercise any such powers.



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



     5.03. DUTIES OF COLLATERAL AGENT. Except for exercise of reasonable care in the custody and preservation of any Collateral in its possession and accounting for moneys received by it pursuant to this Agreement, the Collateral Agent shall have no duty as to any Collateral. In any event the Collateral Agent (a) shall have no duty to take any steps to preserve rights against prior parties or any other rights pertaining to any Collateral, (b) shall have no duty as to ascertaining or taking action with respect to calls, conversions, exchanges, tenders, maturities or other matters pertaining to any Collateral, whether or not the Collateral Agent or any other Secured Party has any knowledge of such matters, and (c) shall not be liable for any action, omission, insolvency or default on the part of any agent or custodian (other than the Collateral Agent) appointed by the Collateral Agent in good faith. The Collateral Agent shall be deemed to have exercised reasonable care in the custody and preservation of Collateral in its possession if it accords such Collateral treatment substantially equivalent to that which the Collateral Agent accords its own property (but failure to take any such action shall not in itself be deemed a failure to exercise reasonable care or evidence of such failure). Subject only to the performance by the Collateral Agent of its duties set forth in this
Section 5.03, risk of loss, damage and diminution in value of the Collateral, of whatever nature and however caused, shall be on the Grantor.

     5.04. POWER OF ATTORNEY. The Grantor hereby irrevocably appoints the Collateral Agent, with full power of substitution, to be the attorney-in-fact of the Grantor, with full authority in the place and stead of the Grantor and in the name of the Grantor or otherwise, from time to time in the Collateral Agent's discretion, to take any action and to execute any instruments and agreements which the Collateral Agent may deem necessary or advisable to accomplish the purposes of this Agreement, including the following:

          (a) to demand, collect, enforce, file claims for, sue for, recover, compromise, release, and take any action or institute any proceedings to collect or enforce, all rights to payments due or to become due and all other rights of the Grantor under or in connection with any Collateral,

          (b) to receive, endorse and collect any checks, notes or other instruments, documents, chattel paper or any other payment media in connection with the foregoing clause (a), and

          (c) to perform all obligations of the Grantor hereunder;

provided, however, that except for taking actions referred to in Section 4.04, such power of attorney may be exercised only so long as an Event of Default has occurred and is continuing. Such power of attorney is irrevocable and coupled with an interest. All third parties are entitled to rely conclusively on a representation by the Collateral Agent that it is entitled to exercise such power of attorney.

     5.05. CERTAIN REMEDIES. If an Event of Default shall have occurred and be continuing, the Collateral Agent may exercise all rights and remedies which it may have under this Agreement, any other agreement, at law or otherwise, and in addition, the following provisions shall apply:

          (a) The Collateral Agent may exercise all rights and remedies with respect to the Collateral and each part thereof as are provided by the UCC to a secured party on default (whether or not the UCC applies to the affected Collateral). To the extent, if any, the Collateral Agent does not otherwise have the right to do so, the Collateral Agent may (i) take absolute possession and control of the Collateral or any part thereof, (ii) transfer any Collateral into the name of the Collateral Agent or its nominees, (iii) notify the parties obligated on the Collateral to make to the Collateral Agent any payments due or to become due, (iv) receive any payments made under or in connection with the Collateral, (v) exercise all rights and remedies of the Grantor under or in connection with the Collateral, (vi) demand, collect, enforce, file claims for,



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     sue for, recover, compromise, release, and take any action or institute any proceedings to collect or enforce, all rights to payments due or to become due and all other rights of the Grantor under or in connection with any Collateral, and (vii) otherwise deal in and act with respect to the Collateral in all respects as though it were the outright owner thereof;

          (b) All payments received by the Grantor in respect of any Collateral shall be received in trust for the benefit of the Secured Parties, shall be segregated from other funds of the Grantor and shall be forthwith paid over to the Collateral Agent in the same form as so received (with any necessary endorsement);

          (c) The Collateral Agent may, without notice except to the extent required by Law, sell the Collateral or any part thereof, in one or more parcels, at public or private sale, at any of the Collateral Agent's offices or elsewhere, for cash, on credit or for future delivery, and upon such other terms as the Collateral Agent may deem commercially reasonable. The Grantor agrees that, to the extent notice of sale is required by Law, at least ten days' notice to the Grantor of the time and place of any public sale or the time after which any private sale is to be made, shall constitute reasonable notification. The Collateral Agent shall not be obligated to make any sale, regardless of notice of sale having been given. The Collateral Agent may adjourn any public or private sale from time to time by announcement at the time and place fixed therefor, and such sale may, without further notice, be made at the time and place to which it was so adjourned; and

          (d) The Grantor agrees that the Collateral Agent may comply with any limitation or restriction in connection with any sale of any Collateral as the Collateral Agent may deem to be necessary or advisable in order to comply with any Law, or in order to obtain or make, or avoid the need to obtain or make, any approval or registration of the offering, sale or purchaser by or with any governmental agency or regulatory body. The Grantor agrees that (i) the Collateral Agent may make sales in compliance with such limitations and restrictions, even though such sales may be at prices and on other terms less favorable to the seller than if such approvals or registrations were obtained or made, (ii) the Collateral Agent shall have no obligation to delay sale of any Collateral in order to obtain or make any such approval or registration, and (iii) it shall not be commercially unreasonable to make sales in compliance with such limitations and restrictions. Without limiting the generality of the foregoing, the Grantor recognizes that the Collateral Agent may be unable, or may deem it inadvisable, to effect a public sale of some or all of the Collateral by reason of requirements of applicable securities laws, but may deem it advisable, for the purpose of complying with such laws, to resort to one or more private sales to members of a restricted group of offerees who will be obliged, among other things, to acquire such Collateral for their own accounts for investment and not with a view to distribution or resale. The Grantor agrees that (x) the Collateral Agent may make private sales in such manner, even though such sales may be at prices and on other terms less favorable to the seller than if such Collateral were sold by public sale,
     (y) the Collateral Agent shall have no obligation to delay sale of any Collateral in order to permit the issuers of such Collateral, even if such issuers would agree, to register or qualify such Collateral for public sale under applicable securities laws, and (z) that it shall not be commercially unreasonable to make private sales in such manner.

     5.06. APPLICATION OF PAYMENTS. Except to the extent otherwise provided by this Agreement or the other Shared Security Documents, all cash held by the Collateral Agent as Collateral and all cash proceeds received by the Collateral Agent in respect of any sale of, collection from, or other realization upon any of the Collateral, shall (after payment of any amounts payable to the Collateral Agent pursuant to Section 6.04) be deposited in the Collateral Account and applied as provided in the Collateral Agency Agreement. The Grantor shall remain liable for any deficiency.




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



     5.07. REGISTRATION RIGHTS. If the Collateral Agent desires to exercise its right pursuant to Section 5.05 to sell any Collateral, the Grantor agrees that, upon request of the Collateral Agent, the Grantor will, at its own expense:

          (a) execute and deliver, and cause each issuer of such Collateral contemplated to be sold and the directors and officers thereof to execute and deliver, all such instruments and documents, and do or cause to be done all such other acts and things, as may be necessary or, in the opinion of the Collateral Agent, advisable to register such Collateral under the provisions of the Securities Act of 1933, as amended, to cause the registration statement relating thereto to become effective and to remain effective for such period as prospectuses are required by law to be furnished and to make all amendments and supplements thereto and to the related prospectus that, in the opinion of the Collateral Agent, are necessary or advisable, all in conformity with the requirements of such Act and the rules and regulations applicable thereto;

          (b) use its best efforts to qualify such Collateral under the securities laws of any state or other jurisdiction and to obtain all necessary governmental approvals for the sale of such Collateral, as requested by the Collateral Agent;

          (c) cause each such issuer to make available to its security holders, as soon as practicable, an earnings statement that will satisfy the provisions of Section 11(a) of the Securities Act of 1933, as amended;

          (d) provide the Collateral Agent with such other information and projections as may be necessary or, in the opinion of the Collateral Agent, advisable to enable the Collateral Agent to effect the sale of such Collateral;

          (e) execute and deliver, and cause each such issuer to execute and deliver, one or more underwriting agreements in connection with any such sale, containing such reasonable terms and provisions (including indemnities and contribution provisions for the benefit of the underwriters, the Collateral Agent and related Persons) as the Collateral Agent may deem necessary or desirable in connection with the sale of such Collateral; and

          (f) do or cause to be done all such other acts and things as may be necessary to make the sale of such Collateral valid and binding and in compliance with applicable law.

     The Collateral Agent is authorized, in connection with any sale of any Collateral, to deliver or otherwise disclose to any prospective purchaser of such Collateral (i) any registration statement or prospectus, and all supplements and amendments thereto, prepared pursuant to clause (a) above,
     (ii) any information and projections provided to it pursuant to clause (d) above and (iii) any other information in its possession relating to such Collateral.


                                   ARTICLE VI
                                  MISCELLANEOUS

     6.01. AMENDMENTS, ETC. No amendment to or waiver of any provision of this Agreement, and no consent to any departure by the Grantor herefrom, shall in any event be effective unless in a writing manually signed by or on behalf of the Grantor and the Collateral Agent. Any such




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



waiver or consent shall be effective only in the specific instance and for the specific purpose for which given. Such amendments, waivers and consents shall be made in accordance with, and shall be subject to, Section 6.01 of the Collateral Agency Agreement.

     6.02. NO IMPLIED WAIVER; REMEDIES CUMULATIVE. No delay or failure of the Collateral Agent in exercising any right or remedy under this Agreement shall operate as a waiver thereof; nor shall any single or partial exercise of any such right or remedy preclude any other or further exercise thereof or the exercise of any other right or remedy. The rights and remedies of the Collateral Agent under this Agreement are cumulative and not exclusive of any other rights or remedies available hereunder, under any other agreement, at law, or otherwise.

     6.03. NOTICES. Except to the extent, if any, otherwise expressly provided herein, all notices and other communications (collectively, "notices") under this Agreement shall be given, shall be effective, and may be relied upon, in the same way as notices under the Collateral Agency Agreement.

     6.04. INDEMNITY AND EXPENSES.

     (a) INDEMNITY. The Grantor agrees to indemnify each Secured Party from and against any and all claims, losses, liabilities and expenses (including reasonable attorney's fees) arising out of or resulting from this Agreement (including, without limitation, enforcement of this Agreement), except claims, losses, liabilities and expenses resulting solely from the gross negligence or willful misconduct of a Secured Party.

     (b) EXPENSES. The Grantor will upon demand pay to the Collateral Agent the amount of all reasonable expenses, including the reasonable fees and expenses of its counsel and of any experts and agents, which the Collateral Agent may incur in connection with (i) the administration of this Agreement, (ii) the custody, preservation, use or operation of, or the sale of, collection of or other realization upon, any Collateral, (iii) the exercise or enforcement of any of the rights of the Collateral Agent hereunder, or (iv) the failure by the Grantor to perform or observe any of the provisions hereof.

     6.05. ENTIRE AGREEMENT. This Agreement and the other Secured Party Documents constitute the entire agreement of the parties hereto with respect to the subject matter hereof and thereof and supersede all prior and contemporaneous understandings and agreements.

     6.06. SURVIVAL. All representations and warranties of the Grantor contained in or made in connection with this Agreement shall survive, and shall not be waived by, the execution and delivery of this Agreement, any investigation by or knowledge of any Secured Party, any extension of credit, termination of this Agreement, or any other event or circumstance whatever. The obligations of the Grantor under Section 6.04 shall survive termination of this Agreement and the other Secured Party Documents.

     6.07. COUNTERPARTS. This Agreement may be executed in any number of counterparts, each of which shall be deemed an original, and all such counterparts shall constitute but one and the same agreement.

     6.08. CONSTRUCTION. In this Agreement, unless the context otherwise clearly requires, references to the plural include the singular, the singular the plural, and the part the whole; the neuter case includes the masculine and feminine cases; and "or" is not exclusive. In this Agreement, any references to property (or similar terms) include any interest in such property (or other item referred to); "include,"

"includes," "including" and similar terms are not limiting; and "hereof," "herein," "hereunder" and similar terms refer to this Agreement as a whole and not to any particular provision. Section and other headings in this Agreement, and any table of contents herein, are for reference purposes only and shall not affect the interpretation of this Agreement in any respect. Section and other references in this Agreement are to this Agreement unless otherwise specified. This Agreement has been fully negotiated between the applicable parties, each party having the benefit of legal counsel, and accordingly neither any doctrine of construction of security agreements in favor of the secured party, nor any doctrine of construction of ambiguities against the party controlling the drafting, shall apply to this Agreement.

     6.09. SUCCESSORS AND ASSIGNS. This Agreement shall be binding upon the Grantor and its successors and assigns, and shall inure to the benefit of and be enforceable by the Collateral Agent and the other Secured Parties and their respective successors and assigns. Without limitation of the foregoing, each Secured Party (and any successive assignee or transferee) from time to time may assign or otherwise transfer all or any portion of its rights or obligations under the Secured Party Documents (including all or any portion of any commitment to extend credit), or any Obligations, to any other Person, and such Obligations (including any Obligations resulting from extension of credit by such other Person under or in connection with the Secured Party Documents) shall be and remain Obligations entitled to the benefit of this Agreement, and to the extent of its interest in such Obligations such other Person shall be vested with all the benefits in respect thereof granted to the Secured Party in this Agreement or otherwise.

     6.10. COLLATERAL AGENCY AGREEMENT. This Agreement is a Shared Security Document referred to in the Collateral Agency Agreement. The provisions of the Collateral Agency Agreement are supplemental to the provisions of this Agreement, as provided in the Collateral Agency Agreement.

     6.11. GOVERNING LAW. THIS AGREEMENT SHALL BE GOVERNED BY AND CONSTRUED IN ACCORDANCE WITH THE LAWS OF THE COMMONWEALTH OF PENNSYLVANIA, EXCLUSIVE OF CHOICE OF LAW PRINCIPLES.


                      [This Space Intentionally Left Blank]

                  IN WITNESS WHEREOF, the Grantor has caused this Agreement to be duly executed and delivered as of the date first above written.

                                      KENNAMETAL INC.



                                      By    /s/ James E. Morrison
                                         -----------------------------------
                                         Name:  James E. Morrison
                                         Title: Vice President and Treasurer